Form 20-F
period 2002-12-31
MANHATTAN MINERALS CORP
filed 2003-06-30
CIK 1004701

MANHATTAN MINERALS CORP.




                                     RENEWAL
                                     ANNUAL
                                   INFORMATION
                                      FORM
                                      2002

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL  REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES  ACT OF
     1934

     For  the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For  the transition period from ________________ to ________________

     Commission File No. 0-27350
                         -------

                            Manhattan Minerals Corp.
                            ------------------------
             (Exact name of Registrant as specified in its charter)

                            Manhattan Minerals Corp.
                            ------------------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                            ------------------------
                 (Jurisdiction of incorporation or organisation)

         Suite 350 - 885 Dunsmuir Street, Vancouver, BC, Canada V6C 1N5
         --------------------------------------------------------------

                                 (604) 669-3397
                                 --------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

               Title of each                      Name of each exchange
                  Class                            on which registered

                   None                                    None
                   ----                                    ----

Securities registered or to be registered pursuant to Section 12(g) of the Act.

               Title of each                      Name of each exchange
                  Class                            on which registered

         Common Stock, no par value                         None
         --------------------------                         ----

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The number of outstanding common stock is 54,978,495 (as of May 16, 2003).

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

                  Yes  X            No
                      ---              ---

Indicate by check mark which financial statement item the Registrant has elected to follow.

                   Item 17  X       Item 18
                           ---              --------

                                TABLE OF CONTENTS


NOTE REGARDING FORWARD-LOOKING STATEMENTS......................................1
GLOSSARY.......................................................................2
PART I.........................................................................8
------
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................8
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................8
ITEM 3. KEY INFORMATION........................................................8
        A. Selected Financial Data.............................................8
        B. Capitalisation and Indebtedness.....................................9
        C. Reasons for the Offer and Use of Proceeds..........................10
        D. Risk Factors.......................................................10
ITEM 4. INFORMATION ON THE COMPANY............................................15
        A. History and Development of the Company.............................15
        B. Business Overview..................................................16
        C. Organisational Structure...........................................16
        D. Property, Plant and Equipment......................................17
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................35
        A. Operating Results..................................................35
        B. Liquidity and Capital Resources....................................36
        C. Research and Development, Patents and Licences, Etc................39
        D. Trend Information..................................................39
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................40
        A. Directors and Senior Management....................................40
        B. Compensation.......................................................40
        C. Board Practices....................................................44
        D. Employees..........................................................46
        E. Share Ownership....................................................46
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................47
        A. Major Shareholders.................................................47
        B. Related Party Transactions.........................................47
        C. Interests of Experts and Counsel...................................48
ITEM 8. FINANCIAL INFORMATION.................................................48
        A. Consolidated Statements and Other Financial Information............48
        B. Significant Change.................................................48
ITEM 9. THE OFFER AND LISTING.................................................49
        A. Offer and Listing Details..........................................49
        B. Plan of Distribution...............................................50
        C. Markets............................................................50
        D. Selling Shareholders...............................................50
        E. Dilution...........................................................50
        F. Expenses of the Issue..............................................50
ITEM 10. ADDITIONAL INFORMATION...............................................50
        A. Share Capital......................................................50
        B. Memorandum and Articles of Association.............................50
        C. Material Contracts.................................................51
        D. Exchange Controls..................................................52
        E. Taxation...........................................................52
        F. Dividends and Paying Agents........................................61
        G. Statement of Experts...............................................61
        H. Documents on Display...............................................61
        I. Subsidiary Information.............................................61

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........61
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............62
PART II.......................................................................62
-------
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES......................62
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND USE OF PROCEEDS..........................................62
ITEM 15. CONTROLS AND PROCEDURES..............................................63
        A. Evaluation of Disclosure Controls and Procedures...................63
        B. Changes in Internal Controls.......................................63
ITEM 16. [RESERVED]...........................................................63
PART III......................................................................63
--------
ITEM 17. Financial Statements.................................................63
ITEM 18. Financial Statements.................................................86
ITEM 19. Exhibits.............................................................86
SIGNATURES....................................................................87
SECTION 302 CERTIFICATION.....................................................88
SECTION 906 CERTIFICATION.....................................................90

                                 NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

The statements in this annual report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

     o    general  economic  and  business  conditions,   including  changes  in
          interest rates;
     o    prices and other economic conditions;
     o    natural phenomena;
     o actions by government authorities, including changes in government regulation;
     o    uncertainties  associated  with  legal  proceedings;
     o    changes in the resources market;
     o    future decisions by management in response to changing conditions;
     o    our ability to execute prospective business plans; and
     o    misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

In this Form 20-F annual report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The following table sets out the exchange rates, based on the noon buying rates in Toronto, Ontario for cable transfers in foreign currencies, as provided by the Bank of Canada, and is believed by the Company to closely approximate the rate certified for customs purposes by the Federal Reserve Bank in New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods).

                                                                   Years Ended December 31,
                                          -------------------------------------------------------------------------
                                              2002            2001           2000           1999           1998
                                          ------------   -------------   -------------   ------------   -----------
End of period                                1.5796          1.5928         1.5002         1.4433         1.5333

Average for the period                       1.5699          1.5488         1.4852         1.4858         1.4831

The information set forth in this Form 20-F annual report is as at December 31, 2002 unless an earlier or later date is indicated. On May 16, 2002, the noon rate of exchange, as reported by the Bank of Canada and is believed by the Company to closely approximate the rate certified for customs purposes by the Federal Reserve Bank in New York, for the conversion of Canadian dollars into United States dollars was Cdn.$1.3667 per United States dollar.

                                    GLOSSARY

"Additional Agreement" means the "Convenio Adicional al Acuerdo de Bases" executed between INGEMMET, Minero Peru and BRGM in May 1981, consequent to the Base Agreement. The Additional Agreement governed the preparation of a feasibility study and the ownership, financing and development of a mining project on the Tambogrande Concessions.

"Agreements"  means,  collectively,   the  Base  Agreement  and  the  Additional
Agreement.

"anomaly" means a local feature distinguishable in a geophysical or geochemical measurement over a larger area, of which said feature is considered capable of being associated with commercially valuable mineral deposits.

"B-5" means the B-5 deposit, which is located on the Papayo Joint Venture Concessions, is subject to the terms of the Company's option agreement with Cedimin and is an early stage project requiring a significant amount of additional drilling.

"Base Agreement" means the "Acuerdo de Bases" executed between INGEMMET and BRGM
in  October  1979,   which  governed  the   exploration  and  preparation  of  a
pre-feasibility study on the Tambogrande Concessions by BRGM.

"BRGM" means the Bureau de Recherches Geologiques et Minieres and certain wholly- or partially-owned subsidiary companies known as Compagnie Francaise de Mines, BRGM S.A., BRGM Perou S.A.S. (formerly La Source Compagnie Minera S.A.S.), and La Source S.A.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"cash operating costs" means gross operating costs plus waste stripping and metal inventory adjustments, and silver credits.

"Cedimin" means Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A., a wholly-owned subsidiary of the Buenaventura group of Companies.

"Centromin" means Empresa Minera de Centro del Peru S.A., formerly known as Minero Peru, a Peruvian company, wholly-owned by the Government of Peru.

"CMMP" means Compania Minera Manhattan, S.A.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Shares" means Common Shares in the capital of the Company.

"Company" means Manhattan Minerals Corp.

"cut-off grade" means the minimum grade of ore used to establish reserves.

"EMTG" means Empresa Minera Tambogrande S.A.

"Environmental Impact Assessment" or "EIA" means the environmental impact study regarding the Tambogrande Project that is being prepared by Klohn Crippen Consultants Ltd.

"Feasibility Study" means the feasibility study regarding the Tambogrande Project being prepared by AMEC E&C Services Ltd.

"g/t" means grams per metric tonne.

"GPMM" means Grupo Minera Manhattan, S.A. de C.V.

"gross operating costs" means mining, processing and mine administration costs incurred.

"INGEMMET" means Instituto Geologico Minero y Metalurgico, an agency of the Government of Peru.

"IRS" means the Internal Revenue Service.

"Lancones Concessions" means the property adjoining the Tambogrande Concessions primarily to the south and partially to the east and north, composed of a 100% interest in 56 concessions aggregating 50,500 hectares. The concessions include the two Perla concessions of 1,900 hectares in the aggregate and the two Las Lomas concessions of 2,000 hectares in the aggregate.

"Manhattan" means the Company together with all of its subsidiaries.

"Mexican Subsidiaries" means, collectively, MMEX, GPMM, MMOP, MMAD and MMAS.

"Mineral Reserves" or "ore" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"mineral reserve" means that part of a measured or indicated ore resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of ore resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factor. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

     "proven mineral reserves"    That part of a measured ore resource that is
                                  the economically mineable part, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

     "probable mineral reserves"  That part of an indicated and in some circumstances a measured ore resource that is the economically mineable part demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

     Under United States standards:

          "reserve"   means  that  part  of  a  mineral  deposit  which  can  be economically and legally extracted or produced at the time of the reserve determination.

          "economically," as used in the definition of reserve, implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions.

          "legally," as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

          "proven or measured reserves" are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

          "probable mineral reserves" are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

"mineral resource" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources fall under the following categories:

     "measured  mineral
     resource"          That part of a mineral resource for which quantity,
                        grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     "indicated mineral
     resource"          That part of a mineral resource for which quantity,
                        densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     "inferred mineral
     resource"          That part of a mineral resource for which quantity and
                        grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used in this Registration Statement are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

     Note to U.S. Investors. While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"Mineralisation" means material containing minerals of economic interest.

"Minero  Peru"  means  Empresa   Minera  del  Peru  S.A.,  a  Peruvian   company
wholly-owned by the Government of Peru.

"MMAD" means Minera Manhattan Administracion, S.A. de C.V.

"MMAS" means Minera Manhattan Servicios, S.A. de C.V.

"MMB" means Manhattan Minerals (Bermuda) Ltd.

"MMEX" means Minera Manhattan, S.A. de C.V.

"MMH" means Manhattan Minerals (Holdings) Ltd.

"MMOP" means Minera Manhattan Operaciones, S.A. de C.V.

"MMUS" means Manhattan Minerals (US) Ltd.

"MRDI" means MRDI Canada, a division of AMEC E&C Services Limited.

"MSCM" means Manhattan Sechura Compania Minera S.A.

"net smelter return royalty" or "NSR" means a royalty payment made by a producer of metals, usually to a previous property owner, based on gross mineral production from the property, less deductions of certain limited costs including smelting, refining, transportation and insurance costs.

"Option Agreement" means the "Option Agreement for the Incorporation of a Stock Company" and its Annex, the "Agreement for the Incorporation of a Stock Company", between Minero Peru and the Company, which was executed on May 17, 1999 and governs the ownership, exploration and development of the Tambogrande Concessions.

"Papayo Joint Venture Concessions" means the property contiguous and to the south of the Tambogrande Concessions composed of seven concessions aggregating 3,200 hectares.

"Perla Concessions" means the property approximately 20 km west of the Tambogrande Concessions, comprising two concessions aggregating 1,900 ha.

"PFIC" means a passive foreign investment company.

"Reconnaissance" means a general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

"Share Compensation Plan" means the Company's share compensation plan adopted October 24, 2001.

"strip ratio" means the ratio of the number of tonnes of waste that must be moved for one tonne of ore to be mined.

"Stock Option Plan" means the Company's stock option plan, as amended.

"Supreme Decree" means a "Decreto Supremo", which is the highest hierarchy law provision issued by the Peruvian Executive Power, and which has to be signed by the President of Peru and one, some or all of his Ministers. The only law provisions that have a higher hierarchy are the Constitution and the laws that are passed by the Peruvian Congress.

"TG-1" means the TG-1 deposit, which is a volcanogenic massive sulfide deposit containing gold, silver, copper and zinc located on the Tambogrande Concessions and subject to the terms of the Option Agreement, and is the only deposit included in the Company's EIA and the review by the Government of Peru.

"TG-3" means the TG-3 deposit, which is similar to the TG-1 deposit, requires additional drilling before the Company can determine if feasibility and environmental impact studies are required, and is located on the Tambogrande Concessions, one kilometre south of TG-1.

"Tambogrande Concessions" means, collectively, the ten mining concessions named Tambogrande 1 through 10, located in the district of Tambogrande, Province and Department of Piura, Peru.

"Tambogrande Deposit" means the pyritic volcanogenic massive sulphide deposit contained within the Tambogrande Concessions.

"Tambogrande Project" means, collectively, the Tambogrande Concessions, the Lancones Concessions and the Papayo Joint Venture Concessions, and the exploration and possible future development and exploitation of those concessions.

"Tax Act" means the Income Tax Act (Canada).

"Technical Report" means the independent Qualified Person's Review and Technical Report concerning the Tambogrande Project prepared by MRDI.

"total cash costs" means cash operating costs plus mine royalty costs incurred.

"TSE" means the Toronto Stock Exchange located in Toronto, Ontario, Canada.

"Treaty" means the Canada-U.S. Tax Convention, 1980.

"US GAAP" means United States generally accepted accounting principles.

"VMS" means volcanogenic massive sulphide.

                                     PART I
                                     ------

In this document, references to "we", "our", "us", the "Company" or "Manhattan" mean Manhattan Mineral Corp. and its subsidiaries unless the context of the sentence clearly suggests otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables set out selected consolidated financial data, which has been prepared based on Canadian GAAP and US GAAP.

Canadian GAAP

                                                                 Years ended December 31
                                                    (Expressed in thousands of United States dollars,
                                                           except share and per share amounts)

                                                   2002      2001         2000         1999        1998
                                                     $        $             $            $          $

Revenue                                                -         -            -            -           -
Loss before discontinued operations                1,387     2,559        1,435        1,240       1,725
Basic and diluted Loss per share before
     discontinued operations                        0.03      0.06         0.04         0.05        0.07
Net Loss                                           1,387     2,559        4,730       12,538       4,525
Basic and diluted Loss per share after
     discontinued operations                        0.03      0.06         0.13         0.46        0.19
Total Assets                                      62,226    61,437       62,313       57,172      41,561
Long Term Debt                                       391       212            -            -           -
Cash dividend per share                                -         -            -            -           -
Share capital                                    103,696    99,773       99,631       89,373      61,470
Equity component of convertible debt                 235         -            -            -           -
Warrants                                             957         -            -            -           -
Special  warrants                                      -     3,010            -            -           -
Deficit                                           44,319    42,932       40,373       33,643      23,105

US GAAP

                                                                 Years ended December 31
                                                    (Expressed in thousands of United States dollars,
                                                           except share and per share amounts)

                                                   2002      2001         2000         1999        1998
                                                     $        $             $            $          $


Revenue                                                        -         -            -            -           -
Loss before discontinued operations               4,864     5,576       17,642       12,533       3,999
Basic and diluted Loss per share before
     discontinued operations                       0.11      0.14         0.48         0.46        1.16
Net Loss                                          4,864     5,576       20,937       22,420       6,135
Basic and diluted Loss per share after
     discontinued operations                       0.11      0.14         0.57         0.82        0.25
Total Assets                                        247     2,944        6,837       17,903      12,174
Long Term Debt                                      241       212            -            -           -
Cash dividend per share                               -         -            -            -           -
Share capital                                   103,835    99,912       99,770       89,512      61,609
Beneficial conversion feature                       376         -            -            -           -
Warrants                                            957         -            -            -           -
Special warrants                                            3,010            -            -           -
Deficit                                         106,428   101,564       95,988       75,051      52,631

            Eight Quarters Prior to December 31, 2001 (Canadian GAAP)
 (Expressed in thousands of United States dollars, except share and per share amounts)
                                 Quarters ended
                                            2002                                                 2001
                       Dec 31       Sep 30       June 30      Mar 31         Dec 31       Sep 30       June 30      Mar 31
                          $            $            $           $               $            $            $            $
Revenue                   -            -            -             -             -            -            -             -
Net loss before          349          292          471         275             591          598          873          497
discontinued
operations
Basic and diluted       0.00         0.01         0.01         0.01           0.01         0.02         0.02         0.01
net loss per share
before
discontinued
operations
Net loss                 349          292          471         275             591          598          873          497
Basic and diluted       0.00         0.01         0.01         0.01           0.01         0.02         0.02         0.01
loss per share

B. Capitalisation and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in Manhattan's Common Shares is subject to the risks and uncertainties inherent in Manhattan's business. Any investor should consider the following factors, as well as other information set forth in this annual report, in connection with an investment in Manhattan's Common Shares. If any of the risks described below occur, Manhattan's business, results of operations and financial condition could be adversely affected. In such cases, the price of Manhattan's Common Shares could decline, and investors could lose all or part of their investment.

Tambogrande Concessions

Any non-compliance by Manhattan with the terms of the Option Agreement could affect its ability to exercise the option and earn its interest in the Tambogrande Concessions within the option period, which has been extended to May 31, 2004. The extension terms include meeting the pre-qualifying conditions, delivery of the Environmental Impact Assessment and delivery of a feasibility study and a financing plan. In order to deliver such studies, Manhattan will require further financing, which cannot be assured at this time. In addition, Manhattan must also meet the following two qualifications pursuant to the Option Agreement in order to exercise the option by December 1, 2003 (i) Manhattan, directly or in association with another company, must operate a mining complex with an average treatment capacity of 10,000 tones of ore per day; and (ii) Manhattan must have net assets of at least $100 million. In the event that Manhattan is required to comply with the qualification requiring it to have net assets of $100 million December 1, 2003 by issuing Common Shares at the current share price, significant dilution would occur.

A part of the Tambogrande Deposit underlies the town of Tambogrande. Current Peruvian legislation provides that any mining methods used will not physically affect the town nor harm its citizens, and that the tailings will not affect the agricultural areas surrounding the town. See "Properties - Tambogrande Project - Location and Access" and "Properties - Tambogrande Project - Claims and Ownership". In addition, under the Option Agreement, Manhattan is required to guarantee that it will observe those same conditions. The implications of the location of the town of Tambogrande in relation to the Tambogrande Deposit for the exploration, development and exploitation of the Tambogrande Concessions cannot be completely assessed at this time. The Company has been working closely with community leaders to establish a co-operative, mutually beneficial relationship with the area residents in an effort to ensure that impacts are minimised. As part of the ongoing work program, the Company will continue to undertake socio-economic studies and initiatives to manage this factor.

Political instability in Peru may negatively affect the Company's ability to continue operations there

Manhattan is subject to risks normally associated with the exploration for and development of mineral properties in Peru, which include, but are not limited to, possible political or economic instability and government actions that may adversely affect the operations of Manhattan.

On February 27 and 28, 2001, the Company's exploration camp and demonstration housing units located in Tambogrande was extensively damaged during a protest march, instigated by a small group of politically motivated persons. The damage was estimated at $1,003,000 of which the Company obtained $680,000 in an insurance settlement. All technical data was duplicated off-site as a normal precaution and, therefore, there was no loss of continuity for completion of the TG-1 Feasibility Study and Environmental Impact Assessment. Although drill core was lost, it was fully logged and photographed, and samples are retained off site. Work continues on the Tambogrande Project and the Company expects to be able to complete its environmental permitting commitments within the time frame accorded under the Option Agreement.

To ensure the security of drill core from any future drilling program, Manhattan intends to centre the work in the city of Piura, in northern Peru, rather than in the town of Tambogrande. In addition, Manhattan will continue to maintain all the assay original sample intervals for the drill core in secure premises located in the City of Vancouver, British Columbia, Canada. Although the Company is actively involved in a process to address the social and political issues which appear to have given rise to the protests in February 2001, there is no assurance that this process will be successful and there is no assurance that the Company will not be subject to further political or economic instability and/or government actions that may adversely affect its operations.

It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations

The successful exploration and development of mineral properties is speculative and subject to a number of uncertainties which even a combination of careful evaluation, experience and knowledge may not eliminate. There is no certainty that the expenditures made or to be made by the Company in the exploration and development of its mineral properties or properties in which it has an interest will result in the discovery of mineralised materials in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits. While discovery of a base metal or precious metal bearing structure may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish Mineral Reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

The Company's operations are subject to all of the hazards and risks normally incident to mineral exploration, mine development and operation, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards such as unusual or unexpected formations, pressures or other conditions may also be encountered.

Fluctuations in mineral prices could adversely affect the Company's operations

The marketability of Mineral Resources may be affected by numerous factors beyond the control of the Company. The price of precious metals may experience volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations concerning inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns and speculative activities, and increased production due to new discoveries and improved mining and exploration methods.

Increased competition in the minerals industry could adversely affect the Company

The minerals industry is intensely competitive and the Company competes with other companies that have greater financial, human and technical resources.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties

The Company presently has sufficient financial resources to undertake all of its currently planned environmental impact studies and feasibility studies. However, there can be no assurance that the Company will be successful in obtaining additional required funding in order to conduct additional exploration, if warranted, on the Company's exploration properties or to develop Mineral Resources on such properties, if commercially mineable quantities of such Mineral Resources are located thereon. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties.

Amendments to current environmental and other regulatory laws, regulations and permits governing operations and activities of mineral exploration companies, or more stringent interpretation, implementation or enforcement thereof, could have a material adverse impact on the Company

The current or future operations of the Company, including development activities and, if warranted, commencement of production on properties in which it has an interest, require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable existing and future laws, regulations and permits. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. However, there can be no assurance that all permits which the Company may require for the conduct of mineral exploration operations will be obtainable or can be maintained on reasonable terms or that such laws and regulations would not have an adverse effect on any mineral exploration project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and such enforcement actions may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mineral exploration operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting the Company's financial position

The nature of the risks the Company faces in the conduct of its business and operations are such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's financial position.

Operating and Environmental Hazards and Risks

Mineral exploration involves many risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. Operations in which Manhattan has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Although Manhattan maintains liability insurance in an amount it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or Manhattan might not elect to insure against such liabilities due to high premium costs or other reasons, in which event Manhattan could incur significant costs that could have a materially adverse effect upon its financial condition.

All phases of Manhattan's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulations will not adversely affect Manhattan's operations.

There is no assurance at this time that the geologic resources in the Tambogrande Project will be economically viable for treatment nor that the Company will have the financial resources available to it to develop the mine

The Tambogrande Project is in the environmental permitting stage. The Option Agreement entered into between the Company and Centromin (formerly Minero Peru) relating to the Tambogrande Concessions contains certain conditions relating to operating and financial size that have not yet been met by the Company. In the event these conditions are not met by December 1, 2003, the option will expire unexercised.

Measurement Uncertainty

The Company has invested a total of $59,893,000 in its Tambogrande and Papayo property interests. In order to maintain those property interests in good standing, the Company is required to meet certain financial and non-financial obligations by the following dates:

o    Tambogrande  concessions  -  December  1,  2003  (for   pre-qualifications)
                               -  May 31, 2004 (for exercise of agreement)
o    Papayo concessions - January 15, 2004

In the event that the Company does not fulfill its financial and non-financial obligations by the due dates, the Company's property interests may be deemed impaired, necessitating a writedown of up to $59,893,000, which amount would be charged to the statement of operations.

Fluctuations in Metals Prices

The mining industry in general is intensely competitive and there is no assurance that, even with commercial quantities of mineral deposits discovered, a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interests rates and global or regional consumption patterns, speculative activities and increased production due to improved mining production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that the Company properties can be mined at a profit.

The Company does not currently hedge any of its proposed future production, but may do so in the future.

Uncertainty of Title

Third parties may dispute the Company's rights to its mining and other interests. While the Company has investigated title to all its property interests and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.

Potential project sites may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Company may be affected by undetected defects. Such claims or defects could materially adversely affect one or more of the projects and the Company's financial performance.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects.

Volatility of Common Share Price and Volume

The Company's Common Shares are listed for trading in the Toronto Stock Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration stage public companies such as the Company and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalisation exploration companies similar to the Company, have experienced wide fluctuations which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

Adverse Tax Consequences to U.S. Shareholders Resulting From the Company's PFIC Status

The Company believes that it is qualified as a passive foreign investment company ("PFIC") for the fiscal year ended December 31, 2002 and may qualify as a PFIC in the future with respect to U.S. Holders of the Company's common shares because the only source of income is interest, a passive source of income under the PFIC rules.

See Item 10 Additional Information - Taxation - United States Federal Income Tax Consequences for a more detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated as a British Columbia company on November 18, 1985 under the name Riggins Resources Ltd. The Company changed its name from Riggins Resources Ltd. to Manhattan Minerals Corp. on June 1, 1990.

The Company's head office and registered and records office is situated at Suite 350-885 Dunsmuir Street, Vancouver, BC, V6C 1N5. The Company is a reporting issuer in each of the Provinces of British Columbia, Alberta, Manitoba and Ontario. The Common Shares have been listed on the TSE since July 13, 1994 and were listed on the Vancouver Stock Exchange from June 13, 1988 to February 28, 1997. The Company voluntarily de-listed from the Vancouver Stock Exchange on February 28, 1997.

The principal expenditures of the Company are related to its mineral property concessions located in Peru. During the years end December 31, 2002, 2001 and 2000 capital expenditures on these concessions were $3,454,000 (approximately 35% in Canada and 65% in Peru), $4,073,000 (approximately 22% in Canada and 78% in Peru) and $16,429,000 (approximately 19% in Canada and 81% in Peru) respectively. The 2002 and 2001 expenditures related to the completion of the EIA and Feasibility study on the TG-1 deposit, and Peru based general and administrative expenditures, while in 2000 expenditures were mostly for in fill and exploration drilling, and Peru based general and administrative expenditures.

In 2000 the Company adopted a plan to dispose of its Mexican operations. On March 12, 2001 the Company sold its Mexican operations to a group of Mexican investors for a nominal payment and a sliding scale royalty from any future production of the Moris Mine.

The Company relies principally on equity financing to fund its projects and expenditures.

B. Business Overview

Manhattan is engaged in the acquisition, exploration and future development of natural resource properties. Manhattan's primary focus is in northern Peru, where its principal mineral properties are located. Manhattan commenced the acquisition of its interest in the Tambogrande Project in 1993, has carried out exploration drill programs in 1999 and 2000, has an Environmental Impact Assessment (EIA) in the review process and has completed a final draft Feasibility Study on the TG-1 deposit. The Feasibility Study is currently under final review pending any amendments based on results of the Environmental Impact Assessment review underway in Peru. The review of the Environmental Impact Assessment by the Government of Peru is subject to Ministerial Resolutions. This review includes an analysis of all information supplied by the Company to the regulators. From the date of delivery of the EIA to the Government, the Government has 120 days to conduct its review, organize and hold a series of community participation workshops and public audiences for public comments and present the Company with its comments. The Company then has 90 days to respond formally to all comments. There are then two comment resolution periods which can last for between 10 and 30 days each. Intermittent delays in the review period may occur at the request and agreement of both parties. Although this process is governed by law, it can and has been influenced by changes through Ministerial Resolutions.

In the years ended December 31, 2002 and 2001, the Company did not have any active operations that generated revenues. The Mexican operations had incidental gold revenue in 2000 of $12,000 related to the revaluation of its precious metals receivables.

After initial exploration in Canada and the United States up to mid-1992, the Company decided to consider opportunities in Latin America. By late 1992, the Company began exploring in Mexico. In early 1993, the Company began acquiring mineral properties in Mexico, including the Moris Mine, located approximately 350 kilometres south of the United States border in the state of Chihuahua, which commenced production in 1996. Due to a severe drought in the region during 1999 and the low price of gold, mining operations at the Moris Mine ceased in April 1999, and the mine was placed on care and maintenance. The Company concluded that the Moris Mine was a non-core asset and wrote down the value of the asset by $8.0 million in fiscal 1999 to a net carrying value of $0.4 million. This operation and all of the Company's Mexican Subsidiaries were sold to Mexican investors on March 12, 2001.

C. Organisational Structure

As at December 31, 2002, the Company had five wholly owned subsidiaries, namely, MMB, MMH, both of which are companies incorporated in Bermuda, MMUS, an Arizona corporation, and CMMP and MSCM, both of which are Peruvian corporations.

D. Property, Plant and Equipment

Tambogrande Project

(a) Introduction

The Company holds interests in the Tambogrande Project located in the district of Tambogrande, in the Department of Piura in northern Peru. The regional capital, Piura, is 40 km southwest, and Lima lies about 865 km south. The project area is 50 km south of the Ecuadorian border. The Project covers 70,100 ha. and comprises 73 mining concessions. These are divided into three sub-projects: the Tambogrande Concessions, the Lancones Concessions and the Papayo Joint Venture Concessions. Three deposits occur within the project: TG-1, TG-3 and B-5. Estimated Mineral Resources exist for TG-1 and TG-3, and Mineral Reserves have been calculated for TG-1.

A final draft Feasibility Study on the TG-1 deposit located on the Tambogrande Concessions was completed September 2002. The Feasibility Study is currently under final review pending any amendments based on results of the Environmental Impact Assessment review underway in Peru.

The following diagrams illustrate the location of the Tambogrande Project:

Country Location Map

                                [GRAPHIC OMITTED]

Departmental Location Map

                                [GRAPHIC OMITTED]

The Company commissioned MRDI to provide for the Tambogrande Project an independent Qualified Person's Review and Technical Report, as defined in National Instrument 43-101 ("NI 43-101") of the Canadian Securities Administrators, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Report"). This report was completed in October 2001 and is summarised herein.

The Company is incorporated under the laws of British Columbia in Canada. The mineral reserves and resources described in this Annual Report are estimates and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms "mineral resources", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Report containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(b) Summary

The deposits in the Tambogrande Project are pyritic volcanogenic massive sulphide deposits. These mid-Cretaceous deposits lie proximal to dacite extrusive rocks, overlying mafic volcanic rocks. They are graben hosted and typically mineralogically zoned. The deposits are composed of a central pyritic core, flanking sphalerite/chalcopyrite/pyrite zone, and a basal chalcopyrite/pyrite zone. In addition, the TG-1 deposit contains a late stage supergene copper enriched massive sulphide zone at the top and margins of the sulphides. TG-1 also contains a late stage auriferous exhalative baritic unit that overlies the sulphides and comprises the oxide ore zone at TG-1.

The mineralisation of the Tambogrande Project is classified as Mineral Resource and Mineral Reserves for the TG-1 deposit and as Mineral Resource for the TG-3 deposit.

During the 2000 calendar year, studies were undertaken on the Tambogrande Project in order to provide information to complete an environmental impact study and a feasibility study. These studies concern Mineral Resources and Mineral Reserves, mine development plans, processing options, hydrology, mine waste management, environmental baseline conditions, infrastructure, town relocation, socio-economic conditions and environmental management planning. Data collection continues and the studies are expected to be complete by mid-2002. Significant efforts were made on community relations and consultation programs regarding the impacts and benefits of mine development on the local area.

The studies focus on the initial development of the TG-1 deposit. The TG-1 deposit has been envisioned as a conventional truck/shovel open pit operation. The operation has been forecast to initially produce at a rate of 7,500 tonnes per day mill feed from the oxide gold/silver deposit followed by an expansion to up to 20,000 tonnes per day from the copper/zinc/gold/silver sulphide deposit.

(c) Location, Access and Physiography

The Tambogrande Project is located in the coastal plain province of northern Peru in the Department of Piura. Topography in the area is relatively flat, with elevations ranging from 70 m to 150 m above sea level. A few small hills of volcanic or plutonic rocks are present, emergent from the flat-lying tertiary marine sediments and the quaternary eolian sands. South of the Piura River, the area has low sandy hills and typical desert flora. The TG-1 deposit lies on the northern margin of the Piura River, which flows westerly into the Pacific Ocean. Much of the project area is under cultivation, irrigated by a system of canals from reservoirs to the north.

The project is well served by paved highways and secondary roads. The port of Paita lies approximately 110 km west of the area. The Ecuadorian border is about 50 km to the north.

The climate reflects its proximity to the equator (5(degree) South latitude) and the Pacific Ocean (90km). The area is warm and dry with abundant sunshine. A hot and humid season occurs from January to March, and the dry season is from April to December. Temperatures during the dry season may rise to 35(0) C in the daytime and are typically accompanied by cool desert nights. The area is subject to El Nino events resulting in extremely high rainfall.

Current administrative facilities consist of offices for communication and engineering functions in Piura, which receives daily commercial air service from Lima.

(d) Claims and Ownership

Manhattan's land position covers three concession blocks: the Tambogrande Concessions, the Lancones Concessions and the Papayo Joint Venture Concessions. The Tambogrande Concessions consist of 10,000 ha. Manhattan has been granted an option to earn a 75% interest in these concessions. The remaining 25% interest will be held by Centromin. The Lancones Concessions, the largest group, occupies 50,500 ha. Manhattan owns a 100% interest in these concessions. In March 2000, Manhattan acquired 1,900 ha.

in two concessions called the Perla Concessions. These lie about 20 km west of the Tambogrande Concessions and are commonly referred to as part of the Lancones Concessions. The third block is the Papayo Joint Venture Concessions, which cover 3,200 ha. Manhattan has been granted an option to earn a 51% interest in these lands from Cedimin, a wholly owned subsidiary of Compania de Minas Buenaventura S.A.

Tambogrande Concessions

Centromin (formerly Minero Peru) is the registered owner of the Tambogrande Concessions. The Concessions were transferred to Minero Peru from the Temporary Regional Administrative Council of Piura on March 1, 1999.

BRGM, pursuant to various Peruvian government decrees and agreements, and in particular the Base Agreement and the Additional Agreement, executed in 1979 and 1981, respectively, pursued the acquisition, exploration and development of the Tambogrande Concessions. These agreements gave BRGM an initial 75% beneficial interest in the Tambogrande Concessions, subject to certain exploration and financing conditions.

On October 14, 1993, BRGM entered into a letter of intent with Manhattan pursuant to which BRGM granted Manhattan the option to acquire a 52.5% aggregate interest (70% of BRGM's interest) in the Tambogrande Concessions.

On July 30, 1996, BRGM and Manhattan entered into an agreement, as modified by a letter of amendment dated February 11, 1997, that exercised the option in the letter of intent and set out the rights and obligations regarding the transfer, exploration and development of the Tambogrande Concessions. On March 12, 1997, Manhattan purchased the balance of BRGM's interest in the Tambogrande
Concessions for $23 million, which increased Manhattan's interest in the concessions from 52.5% to 75%. On April 8, 1997, BRGM conveyed its entire 75% interest in the Tambogrande Concessions arising under the Base Agreement and the Additional Agreement to the Company. The transfer of the interest to the Company was subject to the approval of the Government of Peru, which was obtained.

As the Tambogrande Concessions lie within the 50-kilometre frontier zone with Ecuador, the Company was required to obtain prior Supreme Decree approval to own an interest in the Tambogrande Concessions. This frontier zone Supreme Decree was published on May 7, 1999.

On May 15, 1999, the Supreme Decree approving the Option Agreement was published, and on May 17, 1999, the Company and Centromin (formerly Minero Peru) executed the Option Agreement, which replaced the Base Agreement and the Additional Agreement.

The Option Agreement governs the ownership, exploration and development of the Tambogrande Concessions and includes the following provisions:

     o Centromin granted Manhattan a three-year option period. On April 11, 2001, the term of the Option Agreement was extended for a period of one year to May 31, 2003; there were no other changes to the provisions of the Option Agreement. On April 9, 2003, as the EIA is currently under review by the Peruvian Ministry of Energy and Mines, Centromin granted a further one year extension for the exercise of the option until May 31, 2004. Under the terms of the extension, the Government of Peru requested that the qualifying conditions be met by December 1, 2003. Other terms of the Option Agreement remain unchanged.

     o In addition, under the terms of the most recent extension, Manhattan is required to meet two qualifying conditions by December 1, 2003, prior to exercising the option: (i) it must operate a mining complex with an average treatment capacity of 10,000 tonnes per day, and (ii) it must have net assets of at least $100 million. Manhattan may qualify directly or through a company that may own, directly or indirectly, a 25% interest in Manhattan or any subsidiary of Manhattan.

     o In the event that the option is exercised, Manhattan and Centromin will incorporate a mining company, EMTG, which will be owned 75% by Manhattan and 25% by Centromin. EMTG will acquire 100% of the Tambogrande Concessions from Centromin and will develop and operate the mining project.

     o Manhattan will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the amount committed (as specified in the agreement), no penalty will be payable. In the event that the mine is not developed within the four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

     o Manhattan will arrange the debt financing required by EMTG for the development of the mining project, including Centromin's share, and will contribute the entire equity financing required by EMTG.

     o Centromin will retain a copper-price-based sliding scale net smelter return royalty interest in the Tambogrande Concessions ranging from zero at $0.60/lb. to 5% at $1.20/lb.

     o Manhattan will guarantee that the mining methods to be used will not physically affect the town of Tambogrande or cause damage to its population. In addition, the tailing deposits will be located in areas that will not affect the surrounding agricultural areas.

On April 11, 2001, the Government of Peru granted Manhattan a one-year extension to the Option Agreement, which extended the time for completion of the commitments under the Option Agreement by Manhattan from May 31, 2002 to May 31, 2003.

On April 9, 2003, as the EIA is currently under review by the Peruvian Ministry of Energy and Mines, Centromin granted a further one year extension for the exercise of the option until May 31, 2004. The extension requires the Company to meet the pre-qualifications of the Option Agreement by December 1, 2003.

Lancones Concessions

Manhattan has a 100% interest in the Lancones Concessions that comprise 56 concessions aggregating 50,500 ha. The majority of the concessions were acquired by staking in 1996. The Lancones Concessions adjoin the Tambogrande Concessions to the south and north and partially to the east. In March 2000, Manhattan acquired 1,900 ha in two concessions called the Perla Concessions. These lie about 20 km west of the Tambogrande Concessions and are included as part of the Lancones Concessions.

Papayo Joint Venture Concessions

Manhattan was granted an option by Cedimin in November 1997 to acquire up to a 100% interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 ha and lies contiguously to the south of the Tambogrande Concessions

In June 2001, Cedimin granted a 15 month extension to Manhattan's option agreement. The new term extends the time period for exercising the option to January 15, 2004. The Company can earn a 51% interest in the property by spending $4,950,000 in exploration expenditures and making a one-time $50,000 payment to exercise the option that expires on January 15, 2004. In addition, it must make payments aggregating $300,000 to Cedimin ($250,000 paid) prior to the exercise of the option. If Cedimin elects not to proceed, the Company may earn a further 29% interest in the property by funding Cedimin's 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the remaining balance of 20% for consideration of $5,000,000.

(e) History

The Tambogrande area was first known in the mining community for its iron occurrences, and it was not until 1977 that geochemically anomalous base metals were discovered through an exploration program run by BRGM with the co-operation of Instituto Geologico Minero y Metalurgico ("INGEMMET"). Self-potential geophysical surveys conducted in 1978 indicated the presence of conductive anomalies and two drill holes established the presence of a massive sulphide body with pyrite, chalcopyrite and sphalerite. In 1979, the Base Agreement was signed between INGEMMET and BRGM to explore the project and prepare a pre-Feasibility Study.

During 1979 and 1980, BRGM carried out a gravity survey, an induced polarization survey, a drilling program, geostatistical studies and a technical-economic pre-feasibility study. In 1981, the Additional Agreement was signed between INGEMMET, Minero Peru (Centromin's predecessor) and BRGM to prepare a Feasibility Study and to finance and develop the project. However, no subsequent work was undertaken at such time because of legal, political and investment conditions in Peru.

As there is little or no exposed sulphide mineralisation on the property, it was necessary to use indirect methods for exploration. The self-potential and induced polarization geophysical methods initially utilised on the project proved unsatisfactory for defining anomalies of significance partially because of the conductive overburden. Gravity methods were tested and proved to be very successful. The TG-1 anomaly, a 700-m by 350-m gravity anomaly that partially underlies the town of Tambogrande, was used as the basis for conducting a small drill program, resulting in the discovery of the Tambogrande Deposit.

Preliminary metallurgical testing was undertaken by BRGM in 1978. Polished section studies showed that pyrite is the most abundant mineral. Pyrite occurs as fine-grained, polycrystalline masses or as automorphic crystals. Chalcopyrite occurs both within pyrite grains and intergranularly. It also occurs as exsolution blebs in sphalerite. Small amounts of galena, tetrahedrite and covellite are also present. The preliminary flotation tests showed that copper and zinc concentrates could be reasonably produced. Additional metallurgical tests were done by BRGM in 1980. These tests suggested that finer grinding (about 20 um) would be necessary for good recovery of metal values by differential flotation.

Ground gravity surveys in 1977 and 1988 by BRGM delineated 55 gravity anomalies.

Geophysical work completed by Manhattan in January 1997 consisted of 11,000 km of fixed-wing airborne magnetic and radiometric surveys.

(f) Regional Geology

The Tambogrande massive sulphide district in northern Peru formed contemporaneously with a pre-Albian (Mid-Cretaceous) marine rift known as the Lancones Basin. Mafic and less common silicic volcanic and volcaniclastic rocks of the Ereo and La Bocana formations filled the basin. These rocks are exposed in a 40-km wide by 80-km long northeasterly plunging anticline located along the southeastern side of the basin. The southwestward extent of the volcanic sequence is not known because tertiary continental sedimentary rocks of the Sechura Basin cover the Lancones Basin.

The Ereo Formation consists of at least 500 m of basalt pillow lava flows intercalated with hyaloclastic breccias, minor dacite flows and tuff beds, and lesser volcaniclastic strata. Intruding mafic dykes are common. The base of the Ereo Formation has not been observed. The Ereo Formation is unconformably overlain by 250 m of Upper Albian agglomeratic andesite and dacite interbedded with calcareous arenite, limestone, greywacke and tuff of the La Bocana Formation. Numerous base metal and barite occurrences are also found in the La Bocana Formation. Approximately 1,500 m of the Lancones Formation lies conformably on the La Bocana Formation on the east and west flanks of the anticline, but is absent along the anticlinal crest. On the eastern flank of the anticline, the Lancones Formation is composed primarily of andesitic pyroclastic rocks, whereas the western flank is composed of andesitic pyroclastic rocks and interbedded calcareous arenite and greywacke layers. The basin extends north into Ecuador where volcanism, coeval with Lancones Basin basal sequences, is represented by andesitic flows and volcaniclastic rocks of the Celica and Macuchi formations. These rocks also contain volcanogenic massive sulphide occurrences.

The depocentre of the Lancones Basin shifted westward in Cenomanian time, with deposition of the Copa Sombrero Formation consisting of flysch successions up to 3,700 m thick. The formation is represented in the lower units by debris flows, turbiditic sandstone and breccias intruded by igneous sills and dykes. Up-section the stratigraphic sequence changes to a finer turbidite facies consisting of rhythmically interbedded black shale and greywacke sandstone.

By Mid-Cretaceous, Tethyan spreading waned, ending northeast extensional tectonism and further development of the Lancones Basin. Pacific spreading centres became active; resulting in east and northeasterly directed oblique subduction along the western margin of South America. This event is reflected in the Tambogrande region by arcuate east-west-trending normal faults (down to the north), which disrupt the Cretaceous host rocks.

Intrusive stocks within the Lancones Basin form part of the Upper Mesozoic and Cenozoic Coastal Batholith that stretches the length of western Peru. Within the Lancones Basin, the intrusions are composed entirely of gabbro and diorite and are confined to a relatively small area north of the Tambogrande Region. The age of these intrusions has not been determined, but chemically they are similar to the basal volcanic series of the Ereo Formation and may be the subvolcanic equivalent of these volcanic rocks. Peripheral to the basic intrusions are granodiorite and monzonite stocks analogous to the Western Peruvian batholiths. These are found around the margin of the basin. At the end of the Cretaceous, the tectonic setting of the northern Andean Cordillera changed. As a result, a thick sequence of tertiary terrigenous sediments was deposited on the southern portion of the Lancones Basin and northern part of the younger, continental Sechura Basin that lies to the south. The Piura River in the Tambogrande area coincides with the present-day northern limit of the continental basin. The stratigraphic sequence is characterised by intercalated lutite, poorly consolidated sandy layers, pebble conglomerate cemented with calcite, white friable marl, and evaporite.

(g) District Geology

The Tambogrande Deposits are hosted by the lower Mid-Cretaceous basalt-dominated Ereo Formation. Most of the understanding of the Ereo volcanic stratigraphy in the Tambogrande district comes from exploration drill holes. This unit mainly comprises flow breccia units and is overlain and locally intercalated with an intermediate to felsic section consisting of andesite and lesser dacite flow and fragmental rocks. The dacitic deposits form dome complexes typically coincident with underlying basaltic highs. All massive sulphides found to date overlie tuffaceous dacite units within basins flanked by dacitic domes. Andesitic rocks overlie the felsic section as amygdaloidal lavas, flow breccias and debris flows. Basaltic pillow lavas and amygdaloidal flows cap the sequence.

Locally derived heterolithic debris flow deposits are also present. They generally occur as fan-like deposits along fault scarps and formed in response to graben development. At TG-3 a sulphide fragment-bearing variant occurs proximal to thick sulphide accumulations.

Several varieties of intrusive rocks cut both the volcanic units and sulphide deposits. The intrusions probably occur as both dykes and sills. Mafic intrusions are more common than felsic or intermediate bodies.

Oblique secondary and tertiary grabens dominate the structural setting of the district with conjugate fault sets developed during the formation of the northeast-trending Lancones Basin rift. North-south to southeast chevron-shaped second-order basins host the favourable stratigraphy and all known sulphide accumulations. TG-1 fills a double-sided third-order basin within the confines of the secondary basin. TG-3 sulphides were deposited in a second-order basin.

(h) Deposit Types

The Tambogrande Deposits are examples of volcanogenic massive sulphide ("VMS") deposits. These are essentially pyritic massive sulphides with zones of chalcopyrite and sphalerite and are usually precious metal-bearing. These deposits occur within tectonically (growth fault) controlled volcanic or volcaniclastic basins in active volcanic regions associated with rifting environments (e.g., back-arc or intra-arc areas of an island arc system). Host rocks are typically mafic to intermediate volcanic rocks, felsic volcanic and volcaniclastic units, subaqueous fine- to coarse-grained epiclastic deposits and fine-grained marine sedimentary rocks (shales, mudstones, and siltstones). Commonly the deposits are capped by an exhalative layer (iron formation, sulphate - barite, anhydrite, and chert). The deposit form is massive to lensoidal and variable layered.

Principal  sulphide  minerals are pyrite,  sphalerite,  chalcopyrite and galena.
Common non-sulphide minerals are quartz, barite, and carbonate. Mineralogical zoning is a characteristic of these deposits, with cores of pyrite, basal zones of chalcopyrite-rich sulphides and marginal sphalerite/chalcopyrite-bearing sulphides. Some deposits may contain an upper zone of late-stage supergene copper enrichment.

Alteration is common and is generally adjacent and below the sulphide deposits, focussed around feeder structures. Stockwork sulphide mineralisation is commonly associated with these feeder systems.

The genetic model for the Tambogrande Deposits consists of basins formed in a rifted marine continental margin. The basins are secondary grabens characterised by mafic volcanic horsts, felsic volcanic domes, flanking volcanic breccias, conglomerates adjacent to syn-volcanic faults and overlying heterolithic debris flows. Some of the deposits have a late-stage auriferous sulphate (barite) cap. Negligible post-mineral tectonism and magmatism have occurred, preserving original volcanic and mineralogical textures.

(i) Exploration

Manhattan's exploration program focussed on the systematic evaluation of gravity anomalies. These anomalies can represent massive sulphide deposits, and Manhattan differentiated, analysed and prioritised their potential value as a target for exploration drilling by using three-dimensional modelling techniques. Since 1996, Manhattan has completed numerous gravity surveys at regional (500 m and 250 m separations) and detailed (50m to 100 m separations) levels.

In addition to gravity surveys, airborne magnetic and electro-magnetic (EM-37) surveys were also instituted. The magnetic surveys, made at 200 m and locally 100 m separations, were useful in revealing areas underlain by magnetic footwall basaltic strata, which delineate regional structures.

Electro-magnetic work has been confined to the TG-3 area.

During 2000, 41,800 m of diamond drilling was completed in 262 holes. Three new anomalies were tested. Including the TG-1 deposit, a total of nine gravity anomalies have been drilled since the start of the project. Of these nine, three are large, massive-sulphide deposit discoveries, three have sulphides present and need follow-up work, two have no sulphides but still need follow-up work, and only one has been eliminated. In addition, another 19 anomalies have yet to be tested, and almost one-third of the Tambogrande property remains unexplored.

Manhattan's exploration program in 2000 focussed primarily on in-fill drilling of the TG-1 deposit and drilling at the B-5 deposit. Exploration spending during 2000 was $7.9 million. Since 1999, Manhattan has invested more than $25 million (inclusive of administrative costs) in exploration and development in the Tambogrande region.

(j) TG-1 Deposit

The TG-1 deposit is primarily underlain and flanked by porphyritic dactic rocks with minor intercalated basalt and andesite. Portions of the deposit are underlain and flanked by amygdaloidal basalt. Heterolithic debris flows and conglomerates form fan-like deposits that are proximal to and underlie the sulphide deposits. Intercalated volcanics include amygdaloidal basalt flows, primarily in the southern portion of the deposit, and numerous felsic pyroclastic units in the north to north-central part of the deposit. Sedimentary deposits occur distally to the south of TG-1 and comprise 1-m to 3-m thick lutite layers that contain bedded sulphides. These units are intercalated with amygdaloidal andesite and basalt flows.

The TG-1 deposit is hosted within a complex graben setting created from primary, secondary and tertiary structures. The main structural control is a north-south trending secondary graben approximately 1 km wide. Northwesterly trending secondary structures created a tertiary rift approximately 300 m to 400 m across. It is this latter feature that hosts the sulphide deposit. The thickness of this sub-basin, and consequently the sulphide thickness, was controlled by a set of northeast-trending cross faults that formed a complex stair-step floor to the sub-basin. While the sulphide deposit is apparently restricted to the tertiary northwest-trending rift, the overlying hypogene oxides have been demonstrated to extend beyond the confines of the basin.

The TG-1 deposit contains an oxidised cap that forms a continuous unit overlying (and extending beyond) the TG-1 sulphide body. Parts of it crop out in the town of Tambogrande, where it forms the impressive gossan hill and several smaller outcrops, and in a new exposure caused by recent flooding of the Piura River along the west side of the deposit. In most areas, however, it is overlain by an average of 15 m of unconsolidated sand and gravel. This oxide zone is complex. It appears to be a mix of late-stage iron and barite-rich exhalative units and rhyolite tuff. The cap likely represents the last phase of exhalative activity in the formation of the TG-1 deposit.

Alteration styles recognised at TG-1 are quartz/epidote zones in distal footwall and lateral rocks and sericite/quartz/lesser chloritic zones associated with footwall stockwork zones. Intermediate to felsic units internal to the deposit have undergone a strong acidic destruction, resulting in vuggy silica alteration. A pronounced wedge-like zone of argillic to silicic alteration occurs along the eastern and northeastern flanks of the sulphide deposit. Whole rock data reveal significant sodium depletion, and silica enrichment has occurred in both footwall and intercalated volcanic units.

Late supergene weathering has affected the deposit. This has led to the development of a saprolitic clay-rich gossan, which typically caps the oxide stratigraphy at TG-1. Supergene weathering may or may not be responsible for the creation of the ferruginous siliceous rocks and other units commonly present between the baritic unit and the capping clay-rich gossan.

(k) TG-3 Deposit

The oldest units drilled in the TG-3 area are basaltic flows. These rocks are overlain by amygdaloidal andesite and cut and overlain by porphyritic dacite intrusive and extrusive rocks. The sulphides are associated with the dacitic units. Sulphides were deposited simultaneously with dacite dome construction within marginal basins and on the flanks of the domes. Periods of quiescence in dome building allowed for sulphide deposition to extend laterally, resulting in the stacked mushroom shape in the south part of the TG-3 deposit. The sulphide accumulations were forced to grow vertically and reached significant thicknesses (over 300 m). The end of TG-3 hydrothermal deposition was marked by andesitic volcanism that deposited a sequence of lava and debris flow deposits. Basalt flows cap the section.

Thin lutite units with banded sulphides are present in the hanging-wall stratigraphy at TG-3. These beds may correlate with those seen in holes to the south of TG-1. If so, they would suggest that TG-3 is older than TG-1.

The structural setting at TG-3 is less well understood than that at TG-1. TG-3 appears to have developed in a less confined setting, controlled more by competition for space with eruptive rocks and debris flows than by rift-basin walls.

Alteration at TG-3 includes extensive quartz-epidote alteration of distal footwall, lateral and hanging-wall rocks. The footwall proximal to the sulphide deposit comprises stockwork-related sericitic and chloritic alteration and widespread silicification. Rocks at TG-3 have not been significantly subjected to oxidation as seen at TG-1.

(l) B-5 Deposit

The B-5 deposit is a very large-zoned sulphide mound that appears to be relatively undisturbed tectonically or metamorphically. The sulphides lie in a northwesterly oriented basin developed in basalt. At this early stage of drilling, it is difficult to define the dimensions of the sulphide mound, but it appears to be 500 m long in the northwest dimension and 400 m wide east west. The thickest massive sulphide intersection occurred in Hole B-5-005 at the southern end of the anomaly, where 240 m were cut. Hole B-5-014 also intersected 240 m of massive sulphides in the east central portion of the anomaly. The lower part of this intersection contained a stockwork copper zone in part replacing volcanic rocks.

Geologically the B-5 deposit occurs in a Cretaceous stratigraphic sequence similar to those of TG-1 and TG-3. Basalt footwall rocks are cut and overlain by multistage dacite domes with franking massive sulphides. Hanging-wall lithology is basalt. Approximately 380 m to 400 m of recent eolian sand and tertiary volcanoclasitc rocks cover the Cretaceous section. One difference noted at B-5 is that sulphides lie directly on basaltic footwall rocks and not on dacite, as is seen at TG-1 and TG-3. The dacite domal rocks at B-5 flank the sulphides but do not appear to underlie them.

The sulphide mound at B-5 is zoned with a barren pyrite core, flanking copper-zinc-silver-gold mineralisation and basal copper replacement. Pyrite, chalcopyrite and sphalerite are the dominant sulphide minerals within the massive sulphide pile. Minor galena is also present. The host to silver has been identified as tetrahedrite. Although their distribution and quantity are not well understood, the secondary copper mineral covellite and chalcocite are also present. Principal gangue minerals are calcite and barite.

Basal copper stockwork replacement at B-5 has affected the footwall rocks and to a lesser extent the lower portions of the sulphide pile, as is seen at TG-1 and TG-3. Intense pyrite and chalcopyrite replacement has created virtually complete massive sulphide replacement of footwall rocks within parts of the stockwork zone. From the limited data available, the intense replacement appears to be structurally controlled, most prominently northwesterly but perhaps along several other orientations as well.

Alteration styles are similar to the other Tambogrande Deposit. Footwall patchy quartz-epidote alteration lies distal to the sulphides. B-5 has a large stockwork zone directly underlying the sulphide pile. The stockwork zone is characterised by fracture-controlled to pervasive quartz-sericite alteration. Silicification is also common in footwall rocks. Dark chlorite has limited extent in the stockwork zone but is commonly associated with intense chalcopyrite replacement.

A stratiform gold deposit similar in geometry but different in mineralogy to TG-1 partially overlies the sulphides at B-5. Main components of the gold deposit are calcite, quartz and unidentified clay (with optical properties similar to biotite or chlorite), black fetid mud, ankerite, siderite, pyrrhotite, spheroidal or botryioidal pyrite (clearly different than the underlying crystalline pyrite associated with the massive sulphide) and lesser hematite and limonite. The zone has been intersected in only a few holes to date and averages about 5 m in thickness.

(m) Mineralization

TG-1 and TG-3 Sulphide Deposits

The TG-1 and TG-3 massive sulphide deposits consist of 85% to 99% pyrite, up to 15% barite, on average 5% combined chalcopyrite and sphalerite, and small amounts of quartz and calcite. Sulphide minerals are found in zones, and the patterns are similar in both deposits. In general, the deposits contain a base-metal-poor pyrite zone, a chalcopyrite-rich zone (called Type 3) and a chalcopyrite-sphalerite zone (called Type 2). The pyrite zone is found in the core of the deposits and at the top part of sulphides at TG-1, whereas the chalcopyrite zone occurs along the base and margins of the deposits. Disseminated magnetite is a significant constituent of the chalcopyrite-rich basal zone. The chalcopyrite-sphalerite zone is distributed around the pyrite core above the basal chalcopyrite and extends to the margins of the deposits on all sides. This mineral zone contains the major portion of the sulpho-salt mineralogy, principally as tennantite. A fourth mineralogical zone containing chalcocite, digenite, covelite and pyrite is present at TG-1 (called Type 1). It lies above the chalcopyrite-sphalerite zone and below the capping pyrite.

Gangue mineralogy consists of barite, calcite and minor quartz. These occur as a matrix interstitial to pyrite grains and makes up to 20% of the rock. With depth at TG-3, calcite becomes more abundant and eventually dominant with depth, whereas at TG-1 the matrix shifts from barite to quartz dominant with depth.

The sulphides at TG-1 and TG-3 exhibit a variety of textures, although massive crystalline sulphides are most common. Coarse-grained massive sulphides can have up to 5% pore space, probably formerly filled by a sulphate (anhydrite). The second most common texture within the sulphides is a distinctive brecciated type. Generally rounded sulphide fragments supported within a matrix of smaller sulphide fragments and barite cause this texture. Fragments within these breccias can contain pyrite, chalcopyrite and sphalerite.

TG-1 Oxide Deposit

Immediately overlying the massive sulphides and typically in sharp contact is a thin (up to 2 m thick) unit composed of cherty or vuggy silica (exhalative) or unlithified silica sand. The zone is called the transitional zone and is silver-rich, commonly containing in excess of 1,000 g/t of silver. Petrographic work has shown the presence of abundant native silver, argentite as well as the silver-mercury amalgam.

Overlying the Transitional zone is the Oxide zone - a complex intercalation of felsic volcaniclastic material and barite sandstone and goethite-rich gossan. The barite sandstone ranges up to 15 m in thickness and is commonly friable. The gossan overlies the barite sandstone. The gold mineralisation is found in the barite sandstone and the goethite-rich gossan, especially where barite is present. Petrographic study reveals that gold is associated with and is typically encapsulated in barite grains.

B-5 Deposit

The limited data that we have indicates that the B-5 massive sulphide deposit displays the same sulphide mineral zoning as TG-1 and TG-3. The B-5 deposit contains a base-metal-poor pyrite core, a basal chalcopyrite-rich zone and a lateral chalcopyrite-sphalerite zone. The central top portion of the sulphides contains an overlying gold-silver zone. This zone spatially resembles the gold zone overlying the TG-1 sulphides and comprises botryioidal pyrite, calcite aggregates and massive sulphide clasts in a black carbonaceous mud matrix. It contains barite but in much less concentration than at TG-1.

(n) Mineral Resources and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve estimates for the TG-1 and TG-3 deposits were calculated by MRDI in 1999 and 2000. The Mineral Resources and Mineral Reserves for the Tambogrande Project as at December 31, 2000 are
calculated in accordance with Canadian Securities Administrators' National Instrument 43-101, Standards of Disclosure for Mineral Projects. The mineralisation is classified as Mineral Resource and Mineral Reserve for the TG-1 deposit and as Mineral Resource for the TG-3 deposit.

The Qualified Person for MRDI is Stephen Juras, PhD., and P.Geo. Neither MRDI nor Mr. Juras have any relationship with the Company, its officers or its directors. The estimates were made from three-dimensional block models utilising commercial mine planning software (Gemcom(R) and MineSite(R)).

All calculations are based on the following metal prices:

        ---------------------------------------------------
        Metal                                Price
                                              ($)
        ---------------------------------------------------
        Gold                                 300 /oz
        Silver                              5.00 /oz
        Copper                              0.90 /lb
        Zinc                                0.55 /lb
        ---------------------------------------------------

(o) Mineral Resource and Mineral Reserve Summary

-----------------------------------------------------------------------------------------------------------
                                                                                   Grade
                                                                   Copper      Zinc      Gold     Silver
                                                      Tonnes         (%)        (%)     (g/t)      (g/t)
===========================================================================================================
TG-1 Gold Deposit
Mineral Resources
Indicated Mineral Resources (1)                       8,081,000       -          -       3.7        70
Inferred Mineral Resources                              669,000       -          -       3.7        75
Mineral Reserves                                                      -          -
Probable Mineral Reserves (2)                         8,056,000       -          -       3.5        67
----------------------------------------------------------------------------------------------------------
TG-1 Sulphide Deposit
Mineral Resources
Indicated Mineral Resources (3)
Type 1                                               14,500,000      2.2        0.2      0.6        29
Type 2                                               23,400,000      1.0        2.1      0.7        36
Type 3                                               11,200,000      2.1        0.2      0.3        16
Stockwork                                             1,400,000      1.6         -        -          -
Total Indicated Mineral Resources                    50,500,000      1.6        1.1      0.6        28
Inferred Mineral Resources
Type 1                                                1,200,000      2.0        0.4      0.6        30
Type 2                                                2,500,000      1.0        2.2      0.6        32
Type 3                                                1,600,000      1.7        0.3      0.3        13
Stockwork                                               200,000      1.3         -        -          -
Total Inferred Mineral Resources                      5,500,000      1.4        1.1      0.5        25
----------------------------------------------------------------------------------------------------------
Mineral Reserves
----------------------------------------------------------------------------------------------------------
Probable Mineral Reserves (4)
----------------------------------------------------------------------------------------------------------
Type 1                                               15,100,000      2.1        0.1      0.6        26
----------------------------------------------------------------------------------------------------------
Type 2                                               21,600,000      1.1        2.1      0.7        34
----------------------------------------------------------------------------------------------------------
Type 3                                               11,100,000      1.8        0.1      0.3        13
----------------------------------------------------------------------------------------------------------
Stockwork                                             1,400,000      1.3         -        -          -
----------------------------------------------------------------------------------------------------------
Total Probable Mineral Reserves                      49,200,000      1.6        1.0      0.6        26
----------------------------------------------------------------------------------------------------------
TG-3 Sulphide Deposit
Inferred Mineral Resources (5)                       82,000,000      1.0        1.4      0.8        25
----------------------------------------------------------------------------------------------------------

     Notes:

     (1) The Mineral Resource was calculated based on a cut-off grade of 1.0 g/t gold. High values were cut to 40-g/t gold and 4,000 g/t silver.

     (2) The Mineral Reserve was calculated on a net smelter return ("NSR") cut-off of $8.53, which covers processing, and general and administrative costs. The Mineral Reserves incorporate 95,000 t of external dilution taken at zero grade. The open pit design shows that the deposit can be mined at a strip ratio of 1.9:1 (waste: ore). The Mineral Reserves are contained within the Mineral Resources.

     (3) The Mineral Resource was calculated using a cut-off grade of 0.75% Cu Equivalent. High assays have been cut to 9.0% copper and 8.0% zinc.

     (4) The Mineral Reserve was calculated on variable NSR cut-offs (Type 1 = $4.75, Type 2 = $5.97, Type 3 and Stockwork = $4.60), which covers processing, and general and administrative costs. The Mineral Reserves incorporate 200,000 t of external dilution and 400,000 t of internal dike dilution, both taken at zero grade. The open pit design shows that the deposit can be mined at a strip ratio of 1.2:1 (waste: ore). The Mineral Reserves are contained within the Mineral Resources.

     (5) The Mineral Resource was calculated using a cut-off grade of 0.5% copper equivalent. No cutting factor was applied.

(p) Mineral Processing and Metallurgical Testing

The oxide and sulphide metallurgy of the various TG-1 ore types was assessed in two main phases of test work, under the supervision of MRDI personnel. This test work was conducted at a variety of laboratories including Lakefield Research, Process Research Associates, G&T Metallurgical Services, Advanced Mineral Technology Laboratory and MinnovEx Inc.

Mineralogical analysis and cyanidation leach test work was conducted on the oxide ore types. Projections of gold and silver leach recoveries from the oxide and transition ores are based on test results from two laboratory batch test programs. This has allowed a reasonable estimate to be made of the likely metallurgical performance and reagent consumption's using the selected cyanide leach feasibility flow sheets.

The flow sheet for oxide ore includes the following basic criteria: SAG and ball milling will be used to grind the ore to 80% passing 40 um; the milled product will be thickened and subjected to conventional leaching in cyanide; the pregnant solution will then be separated from the barren tailings using counter current decantation; cyanide destruction on the tailing stream, using the SO2/air technique, will also be incorporated into the flow sheet; pregnant solution will be clarified and de-aerated in a conventional Merrill-Crowe circuit and the precious metals recovered from solution by zinc precipitation; and the precious metal sludge will be upgraded to produce a gold/silver-bearing dore for shipment to a refinery.

Projections of gold and silver leach recoveries from the TG-1 oxide ore are 90% and 61.8% respectively.

The TG-1 sulphide ores are volcanogenic massive sulphides containing more than 80% sulphide minerals. All the ores contain pyrite as the primary constituent. There are three sulphide ore types:

     1. Type 1 contains on average 2.1% copper (80% of which is secondary copper mineral chalcocite and covellite).

     2. Type 2 contains on average 1.1% copper (90% as chalcopyrite) and 2.1% zinc (as sphalerite).

     3.   Type 3 contains on average 1.8% copper (as chalcopyrite).

Modal analysis and open-circuit and locked-cycle flotation test work were conducted on the three types of sulphide ore. Copper and zinc concentrates will be produced by flotation. All ore types are fine-grained, requiring a primary grind of 80% passing 45 um to achieve adequate liberation for rougher flotation.

Two parallel lines of grinding and copper flotation will be utilised. This configuration is consistent with the TG-1 mining sequence and the production of Type 1 ore, which requires separate processing to optimise its copper metallurgy. A single mill line will also be equipped with a zinc circuit to process Type 2 ore. When Type 3 ore is processed the zinc circuit will be by-passed.

The TG-1 sulphide recoveries and concentrate grades used in the Mineral Reserve estimate are as follows, followed by the projected recoveries and concentrate grades based on work subsequent to the Mineral Reserve Classification Report of September 2000:

 Mineral Reserve Classification Recoveries and Concentrate Grades, Sulphide Ore

--------------------------------------------------------------------------------
                          Copper (%)                            Zinc (%)
                ----------------------------        ----------------------------
                                Concentrate                          Concentrate
   Ore Type      Recovery          Grade             Recovery           Grade
================================================================================
    Type 1          60              24                   -                -
    Type 2          62              24                  74               52
    Type 3          87              27                   -                -
--------------------------------------------------------------------------------

            Projected Recoveries and Concentrate Grades, Sulphide Ore

--------------------------------------------------------------------------------
                          Copper (%)                            Zinc (%)
                ----------------------------        ----------------------------
                                Concentrate                          Concentrate
   Ore Type      Recovery          Grade             Recovery           Grade
================================================================================
    Type 1          73              24                   -                -
    Type 2          71              26                  76               52
    Type 3          87              27                   -                -
--------------------------------------------------------------------------------

The projected improvement in Type 1 and Type 2 metallurgy is based on a second phase of metallurgical test work carried out after the September 2000 Mineral Reserve Classification Progress Report. The new projections appear to be reasonable and consistent with the test work. Key to the improved metallurgy during the period September 2000 to December 2000 was the use of fresh samples and a modified flow sheet procedure. Despite these improvements, there is evidence that the potential of these ores has not yet been fully optimised.

In December 2000, sulphide metallurgy projections were updated because of improvements established in a second phase of flotation studies conducted between September and December 2000. Using freshly prepared samples and a simplified flow sheet procedure, copper metallurgy and recoveries improved. A preliminary feasibility sulphide flotation flow sheet was also established.

To verify these new metallurgical projections and develop the final Feasibility Study concentrate recovery and grades, additional feasibility sampling and flow sheet confirmation test work was recommended. This work program was initiated in January 2001 and was halted following the temporary suspension of feasibility work. Recently, Lakefield Research undertook an analysis of the quality of stored samples. This study indicated that the samples have oxidised in storage, and it will be necessary to conduct a further sampling campaign if additional metallurgical testing is necessary.

(q) Mineral Resource Update

Manhattan commissioned Roscoe Postle Associates Inc. to review and estimate the Mineral Resources for the TG-1 gold/silver and base metals deposits. The estimates are based on diamond drilling programs completed between May 1999 and May 2000.

The review was in part based on recommendations from AMEC E&C Services Ltd., following completion of the Mineral Resource estimate for the pre-feasibility study in 2000. The review includes revisions to the interpretation of the deposits, a complete data check, a detailed confirmation of volumes, and a further refinement of statistical and modelling techniques. The Mineral Resources are reported according to the standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

TG-1 Base Metal Deposit - Mineral Resources:

---------------------------------------------------------------------------------------------------------
|   Ore Type  |               Indicated                    |                Inferred                    |
|             |-----------------------------------------------------------------------------------------|
|             |  Tonnes   |   Cu  |   Zn  |   Au  |   Ag   |  Tonnes   |   Cu   |  Zn  |   Au  |   Ag   |
|             |-----------|-------|-------|-------|--------|-----------|--------|------|-------|--------|
|             |  (000's)  |   %   |   %   |  g/t  |  g/t   |  (000's)  |   %    |  %   |  g/t  |  g/t   |
|-------------|-----------|-------|-------|-------|--------|-----------|--------|------|-------|--------|
|Type 1       |  15,369   |  2.2  |  0.1  |  0.6  |   25   |    846    |  2.1   | 0.1  |  0.6  |   20   |
|-------------|-----------|-------|-------|-------|--------|-----------|--------|------|-------|--------|
|Type 2       |  25,458   |  0.9  |  2.2  |  0.7  |   33   |   1,078   |  1.0   | 2.4  |  0.5  |   27   |
|-------------|-----------|-------|-------|-------|--------|-----------|--------|------|-------|--------|
|Type 3       |  12,784   |  2.1  |  0.1  |  0.4  |   16   |    787    |  1.9   | 0.1  |  0.3  |   13   |
|-------------|-----------|-------|-------|-------|--------|-----------|--------|------|-------|--------|
|Stockwork    |  2,545    |  1.3  |  0.1  |  0.1  |   5    |    584    |  1.3   | 0.1  |  0.1  |   5    |
|=============|===========|=======|=======|=======|========|===========|========|======|=======|========|
|     TOTAL   |  56,156   |  1.6  |  1.0  |  0.5  |   26   |   3,295   |  1.5   | 0.8  |  0.4  |   18   |
---------------------------------------------------------------------------------------------------------

Cutoff Grade: 0.75% Cu equivalent (Cu Eq = Cu % + 0.61Zn%). Ore types: Type 1 - chalcocite, covellite, minor chalcopyrite; Type 2 - chalcopyrite, sphalerite; Type 3 - chalcopyrite, Stockwork - chalcopyrite.

The sulphide model indicates an overall increase in contained copper of +5% including a significant increase in the Indicated Resource (+9%). This is the result of refining the geologic interpretation and interpolation parameters. The movement of material from the Inferred to the Indicated category in particular reflects the excellent continuity shown in the data. Total contained zinc remains largely unchanged (-1%).

TG-1 Gold/Silver Deposit - Mineral Resources:

----------------------------------------------------------------------------------------------------
|    Zone    |           Indicated           |          Inferred          |     Contained Ounces   |
|------------|-------------------------------|-----------------------------------------------------|
|            |   Tonnes   |  Gold  |  Silver | Tonnes  |  Gold  |  Silver |   Gold    |    Silver  |
|------------|-------------------------------|-----------------------------------------------------|
|            |   (000's)  |   g/t  |   g/t   | (000's) |  g/t   |   g/t   |           |            |
|Oxide       |    7,336   |  3.1   |    29   |   647   |  2.8   |   26    |  793,600  |  7,381,500 |
|------------|-------------------------------|-----------------------------------------------------|
|Transition  |     628    |  8.6   |    443  |   78    |  9.0   |   365   |  195,400  |  9,860,900 |
|==================================================================================================|
|TOTAL       |    7,964   |  3.6   |    62   |   725   |  3.4   |   62    |  989,000  |  17,242,400|
----------------------------------------------------------------------------------------------------

Cutoff Grade: 1.0 g/t Au  Cutting Level: Oxide         20 g/t Au    150 g/t Ag
                                         Transition    50 g/t Au    2,000 g/t Ag

The net difference in the oxide resource is a minor decrease in total contained gold (-4%), due to adjustments to total volumes, interpolation techniques, and revised cutting factors. Of the 4% decline, 1% is due to lower volume, and 3% is due to the use of a more conservative approach to intervals where drill core was not recovered.

(r) Environmental Impact Assessment (EIA)

In December 2002 the Company submitted its Environmental Impact Assessment (EIA) for the Tambogrande Project. Klohn Crippen Consultants prepared this report, with support from a number of International and Peruvian consultants and contractors.

The EIA is currently being reviewed formally by the Peruvian Government's Ministry of Energy and Mines (MEM). The review of the Environmental Impact Assessment by the Government of Peru is subject to Ministerial Resolutions. This review includes an analysis of all information supplied by the Company to the regulators. From the date of delivery of the EIA to the Government, the Government has 120 days to conduct its review, organize and hold a series of community participation workshops and public audiences for public comments and present the Company with its comments. The Company then has 90 days to respond formally to all comments. There are then two comment resolution periods which can last for between 10 and 30 days each. Intermittent delays in the review period may occur at the request and agreement of both parties. Although this process is governed by law, it can and has been influenced by changes through Ministerial Resolutions.

Manhattan has been collecting environmental and social baseline information continuously since late 1999, and continues to do so in order to maintain an accurate and comprehensive database. Key environmental issues that have been examined at length in the EIA include protection of surface and groundwater regimes, protection of the adjacent agricultural area, and management of dust and noise from operations. Tailings dam design and measures to control acid generation potential of the waste rock, exceed industry norms.

The potential impacts to the local community and the nearby agricultural area are a major component of the EIA. As a baseline, the Company, working with national and international consultants, has undertaken numerous specific social and economic studies, including workshops and focus groups in the Tambogrande area. This information has contributed to understanding the current conditions and proposing mitigation measures for potential impacts. A framework has been developed for a resettlement plan for the affected people in the town of Tambogrande, along with concepts for assisting the agricultural areas to fully develop their potential.

A key ingredient to the community development plan is to demonstrate the positive socio-economic benefits that will be derived from the Project. Manhattan's investment can be used to drive an economic resurgence in the area and in particular the agricultural industry. Together with Government and the community, Manhattan has the opportunity to provide the spark that will see the San Lorenzo region regain its position as a prime agricultural producer.

(s) Feasibility Study

The final draft Feasibility Study for the Tambogrande TG-1 deposit was completed in September 2002. The work has been carried out by AMEC E&C Services Limited
(AMEC). Klohn Crippen Consultants Ltd. also had input into the study. The Study is currently under final review pending any amendments based on results of the Environmental Impact Assessment review underway in Peru.

The Feasibility Study, along with a financing plan (for Project development), are key requirements for the exercise of the Option Agreement with Centromin (formerly Minero Peru), an operating company owned by the Government of Peru.

Initial development of the oxide gold/silver deposit will be at a process rate of 7,500 tonnes of ore per day, followed by an expansion to 20,000 tonnes per day as the underlying base metal deposit is brought into production. The Feasibility Study includes an evaluation of mineral resources and reserves; mine development plans, processing options hydrology, tailings and waste rock disposal, transportation, and resettlement. Gold and silver recoveries from the oxide deposit, using whole ore leach and Merrill-Crowe recovery are estimated at 90% and 62% respectively.

The TG-1 copper sulphide deposit includes three distinct ore types. Type 1 ore is comprised of minerals such as chalcocite and covellite, as well as minor chalcopyrite. Type 2 ore comprises chalcopyrite and sphalerite and Type 3 ore is comprised of chalcopyrite. The different mineralization of each ore type requires slightly different applications of conventional flotation techniques. Metallurgical testing indicates that recovery of copper from Type 1 ore is 75%, Type 2 is 70% and Type 3 is 88%, in concentrates ranging in grade from 23 to 27%. Type 2 zinc recovery is 76% at a concentrate grade of 50%.

Mining of the TG-1 deposit will be carried out with conventional open pit shovel-truck methods. The oxide gold/silver deposit will be mined first utilizing a contractor because of the need for flexibility and somewhat smaller equipment than that required later in the mine's life. Production from the gold/silver deposit will continue for approximately 3.5 years. In the final stages of gold and silver mining, the base metal sulphide deposit will be uncovered and production will begin using a second grinding line (10,000 tpd capacity), feeding a copper flotation circuit. When the TG-1 gold/silver deposit is finally exhausted, that grinding line will be converted to sulphide production, and full production from the sulphide deposit, of 20,000 tonnes per day, will occur.

During the gold/silver phase, 260,000 ounces of gold and 3.2 million ounces of silver will be produced annually. On average, over the nine years of production from the sulphide deposit, more than 400,000 tonnes of copper and zinc concentrates will be produced annually. This equates to average annual production of 190 million pounds of copper, and 90 million pounds of zinc. The Project, being located in the coastal area of northern Peru, enjoys excellent existing infrastructure including power, transportation and port access. The mine is located at approximately 100 meters elevation, in stark contrast to many new projects located in remote high altitude locations. Key environmental issues that have been examined at length in the EIA include protection of surface and groundwater regimes, protection of the adjacent agricultural area, and management of dust and noise from operations. Tailings dam design and measures to control acid generation potential of the waste rock, exceed industry norms.

Mexico

On March 12, 2001, the Company sold all of the shares of the Mexican Subsidiaries to a group of arms-length Mexican investors. At the time of this sale, operations at the Moris Mine had ceased and the property had been placed on care and maintenance. The Company had concluded that the Moris Mine was a non-core asset and wrote down the value of the asset by $8.0 million in fiscal 1999 to a net carrying value of $0.4 million. The sale transferred all Mexican assets and liabilities of the Company, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale include a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from the Company at any time for a price of $50,000.

At the time of the sale, MMOP was involved in legal proceedings relating to certain mining concessions and MMEX was involved in legal proceedings initiated by a former mining contractor for the cancellation of a contract. Any liabilities that may result from these proceedings have been conveyed to the Mexican investors as a result of their acquisition of the shares of the Mexican Subsidiaries. The Company has covenanted to pay legal expenses of MMEX up to a maximum amount of $235,000 in the event of certain contingencies. In exchange, MMEX has agreed to indemnify the Company for such legal expenses in the event that a court-ordered resolution or negotiated settlement of such legal proceedings results in proceeds being paid to MMEX or the purchasers of the Mexican Subsidiaries. For a discussion of the effect of this disposition on the results of operations, see Note 8 to the consolidated financial statements included herein.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

A. Operating Results

Summary of Financial Results

Manhattan recorded a loss in 2002, before results from discontinued operations, of $1,387,000 ($0.03 per share) compared to a loss of $2,559,000 ($0.06 per share) in 2001 and a loss of $1,435,000 ($0.04 per share) in 2000. The loss including results from discontinued operations for 2002 was $1,387,000 ($0.03 per share), $2,559,000 ($0.06 per share) in 2001, and $4,730,000 ($0.13 per share) in 2000. Manhattan adopted a plan to dispose of its Mexican operations in 2000 that included the sale of all its Mexican Subsidiaries, and reported this business segment as discontinued operations. The sale of the Mexican Subsidiaries was completed on March 12, 2001.

In the years ended December 31, 2002 and 2001 the Company did not have any active operations that generated revenues. The Mexican operations had incidental gold revenue in 2000 of $12,000 related to the revaluation of its precious metals receivables.

Expenses and Other Income

Expenses net of other income and expenses for 2002 were $1,387,000, compared to $2,559,000 for 2001, and $1,435,000 in 2000. The decrease in costs for 2002 over
2001 was due primarily to the accrual of head office severance costs of $773,000, the write down of the Tambogrande Project of $371,000 in 2001, and, to a lesser extent, the effects of the 2002 insurance claim recovery and foreign exchange gains. In 2002, Manhattan settled its insurance claim and recovered $48,000 more in insurance proceeds than was previously anticipated. The write down of the Tambogrande Project of $371,000 in 2001 was based on preliminary settlement figures provided by the insurance adjusters and reflects the difference between the estimated damage to the Tambogrande site and the corresponding estimated insurance proceeds receivable. The increase in 2001 costs over costs in 2000 was due primarily to the accrual and payment of head office severance costs of $773,000, the write down of the Tambogrande Project of $371,000 and to a lesser extent, lower interest income, partially offset by lower foreign exchange losses in 2001.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles as described in note 3 to the consolidated financial statements. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

In addition, exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mineral reserves, and implementing profitable operations.

The application of accounting principles generally accepted in the United States does not have a significant impact on the results of operations and financial position except as described in note 13 to the consolidated financial statements.

B. Liquidity and Capital Resources

Working Capital

At December 31, 2002, the Company had a negative working capital position of $1,035,000 (2001: a positive position of $1,569,000), including cash and cash equivalents of $71,000 (2001: $2,079,000). On May 16, 2003, the Company closed a private placement financing with net proceeds of $2,896,000. The Company believes that it has sufficient capital to maintain its operations and meet its business objectives in 2003.

The Company does not have sufficient cash available to fund its operations for the entire calendar year of 2004. There can be no assurance that the Company will be able to raise additional funds or that such funds will be available to the Company on terms acceptable to it or at all. If additional funds are not raised by the Company, it would result in significant curtailment of its operations and would adversely affect its financial condition.

Operating Cash Flow

In 2002 Manhattan used $803,000 ($0.02 per common share) in operations compared to $1,358,000 ($0.03 per common share) used in operations during 2001 and $3,154,000 ($0.09 per common share) used in 2000. The negative cash flow for 2002 and 2001 primarily reflects head office administration costs, including severance costs, while for 2000 the negative cash flows primarily reflect the holding costs associated with the Moris Mine while it was being held on a care and maintenance basis.

Financing Activities

On May 16, 2003, the Company issued 6,130,814 units, each unit composed of one Common Share and one-half of one Common Share purchase warrant for net proceeds of $2,896,000. In connection with the financing, the Company paid a commission of cash in the amount of 7% of the gross proceeds of the financing and 401,464 broker warrants, each broker warrant entitling the holder to purchase one Common Share at a price of C$0.70 per share. Proceeds from this financing will be used to fund ongoing work on the Tambogrande Project, drilling of exploration targets and for working capital purposes.

In October 2002, the Company issued 2,364 units, each unit comprising one C$1,000 principal convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of US$1,504,000 (C$2,364,000). The convertible notes have been split between their debt and equity components, and in addition, a portion of the proceeds from the units has been allocated to the fair value of the share purchase warrants granted. Funds were utilized to advance the Environmental Impact Assessment (EIA), the Feasibility Study and for general administrative purposes.

In August 2002, 2,922,500 previously issued common share purchase warrants were re-priced from C$1.25 to C$0.67 per warrant if exercised on or before September 18, 2002 and from C$1.50 to C$1.00 per warrant if exercised after September 18, 2002 and before September 18, 2003. Subsequently, an aggregate of 780,900 common share purchase warrants were exercised at a price of C$0.67 for 780,900 Common Shares and gross proceeds of $334,000. In May 2002, 30,000 employee stock options were exercised for proceeds of US$16,000.

In 2001, gross proceeds of US$ 3,355,000 (C$5,260,500) were received from the special warrant financing of 5,845,000 warrants at a price of C$0.90 per warrant. The Common Shares underlying the special warrants were qualified for distribution on January 11, 2002. In connection with the financing, the Company paid a commission of (i) cash in the amount of 6% of the gross proceeds of the financing and (ii) 300,910 special warrants, each entitling the holder to purchase a Common Share at a price of C$0.90. Proceeds from this financing were used for the EIA, Feasibility Study, community and public relations and general administrative purposes.

In 2000, the Company closed a private placement of 4,704,917 special warrants at a price of C$3.25 per special warrant for gross proceeds of US$10,409,000 (C$15,291,000). The Company paid commissions of 124,089 special warrants at a deemed price of C$3.25 per warrant. Each special warrant was exercisable at no additional cost for one Common Share. Proceeds from the financing were used primarily to fund exploration, community relations efforts for the Tambogrande Project, and general and administrative costs.

Investing Activities

Investing activities during 2002, 2001 and 2000 centered on the advancement of the Tambogrande Project, with $3,454,000, $4,073,000, and $16,429,000 respectively spent each year in completing the EIA and the Feasibility Study, and on community relations and general administrative activities, with the majority of the 2000 expenditures being spent on in-fill and exploration drilling. No in-fill or exploration drilling occurred during 2002 and 2001.

In the first quarter of 2002, the Company successfully negotiated and received the final proceeds of $480,000 from its insurance claim, regarding the damage sustained on the Company's exploration camp and demonstration housing units in Tambogrande in February of 2001. The final settlement net of expenses of $680,000 (installment of $214,000 received in 2001) was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001.

Risks and Uncertainties

The Company is considered a junior exploration company. Its primary focus is the exploration and future development of gold and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others; option or lease properties to third parties, or sell them out-right. The Company's success depends on a number of factors, many of which are beyond its control.

Typical risk factors include metal price fluctuations and operating and environmental hazards encountered in the mining business, competition for properties, dependence on key personnel, potential liabilities in excess of insurance policy limits and coverage, and available funds may also limit opportunities.

Future government, political, legal or regulatory changes could affect any aspect of the Company's business, including, among other things: title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

The Company does not currently have any foreign currency or commercial risk hedges in place. Nor does it maintain political risk insurance. The Company monitors the currencies of Canada, the United States, and Peru, and the political and commercial environments in Peru, and will implement risk hedges when it deems advisable. The company has a policy of retaining it's cash reserves approximately 50% in United States dollar accounts and 50% in Canadian dollar accounts.

There is no assurance at this time that the Company's geologic resources will be economically viable for treatment nor that the Company will have the financial resources available to it to develop the mine. The option agreement entered into between the Company and Centromin Peru (formerly Minero Peru) relating to the Tambogrande Concessions contains certain conditions relating to operating and financial size that have not yet been met by the Company.

On February 27 and 28, 2001 the Company's exploration camp and demonstration housing units located in Tambogrande was extensively damaged during a protest march, instigated by a small group of politically motivated persons. The damage was estimated at $1,003,000 of which the company obtained $680,000 in an insurance settlement. All technical data was duplicated off site as a normal precaution and, therefore, there was no loss of continuity for completion of the TG-1 feasibility study and environmental impact assessment. Although drill core was lost, it was fully logged and photographed, and samples are retained off site.

Work continues on the Project and the Company expects to be able to complete its environmental permitting commitments within the time frame accorded under the option agreement.

At December 31, 2002, the Company had a commitment to spend a minimum of $2.1 million by January 15, 2004, to comply with the terms of the Papayo joint venture agreement.

The Option Agreement with Centromin (formerly Minero Peru) on the Tambogrande concession does not have a specific capital commitment at this date, however, the Company must comply with several pre-qualifying conditions as detailed in item 4.D.(d), one of which is to have a financing plan in place by December 1, 2003.

In addition, the Company has the responsibility to maintain its Tambogrande Concessions (10,000 hectares) and Papayo Joint Venture Concessions (3,200 hectares) in good standing by paying by June 30 of each year concession fee rights of $3 per hectare. Yearly Tambogrande Concession fees are $30,000, and Papayo Joint Venture concession fees are $9,600. In the case of the Papayo Concessions, as the Concessions have been registered for more than seven years, possible penalties of $6 per hectare could apply if the Company does not conduct yearly minimum exploration work programs totalling 10 times the potential penalty. In the case of the Papayo Concessions, the minimum work program would be $192,000.

C. Research and Development, Patents and Licences, Etc.

Not applicable. See Item 4, Information on the Company, D. Property, Plant and Equipment, for a review of the Company's exploration activities.

D. Trend Information

Outlook

Manhattan's lead consultant, Klohn Crippen, has completed the EIA. The EIA was submitted to the Government of Peru in December 2002 and is currently going through the EIA review process which is governed by Ministerial resolutions. The Company has and will continue to engage the Tambogrande community to obtain a broad-based social consensus in support of the development of the Project. Manhattan has publicly stated that the Company will not develop the TG-1 project without a social consensus. Manhattan is continuing its support of the formal process of dialogue chaired by the Peruvian Ombudsman's office that includes representatives of the central and local governments, community and business leaders and other stakeholders. Manhattan is developing alliances with highly credible international organizations with particular expertise in social issues to ensure a knowledgeable and experienced Project team and to increase the level of international transparency.

The Company's business goals are to meet all of the requirements of the Option Agreement with the Government of Peru on the Tambogrande concessions during 2003, to obtain a social consensus in favour of the project, and to engage in exploration on its existing land concessions. Upon conclusion of these first two goals, the Company plans to have in place sufficient project development finance and/or a joint venture partner to ensure capital adequacy for mine development. It is anticipated, based on the draft Feasibility Study, that upon exercise of the Option Agreement, the Company will require at least 12 months of time to complete the neighborhood resettlement, and an additional 18 months for mine construction prior to production and revenue generation. Risks include, but are not limited to, the process of social consensus in favour of mine development, access to capital markets, and commodity price fluctuations. On May 16, 2003, the Company closed a private placement financing with net proceeds of $2,896,000. The Company believes that it has sufficient capital to meet its business objectives in 2003. The Company does not have sufficient cash available to fund its operations for the entire calendar year of 2004. The Company will monitor its financial position during 2003 in consideration of its plans to complete the environmental permitting process on the Tambogrande Project. The operating cost reduction program instituted in 2001 will continue through 2003. The Company intends to continue to access the capital markets and/or may seek a strategic partner for the possible joint venturing of mineral concessions to fund ongoing operations. There is no assurance that additional financing will be available on terms acceptable to Manhattan or at all. The Company will continue to investigate potential exploration and co-development joint venture partners from the mining industry, and the company intends to engage in exploration activities on its land concessions in Peru assuming that it is able to obtain partial or full funding for such exploration activities through the capital markets. If additional funds are not raised by the Company, it would result in a significant curtailment of its operations and would adversely affect its financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names of the directors and executive officers of the Company as at December 31, 2002 and all positions and offices held with the Company, as well as their term of office are as follows:

Name                          Principal Occupation         Served as           Served as       Other Office Held with
                                                         Director since      Officer since          the Company
----------------------------------------------------------------------------------------------------------------------
Lawrence M. Glaser          Chief Executive Officer           2001               2001         President
                            and President of the
                            Company

John Clarke                 President and Chief               2001                N/A         None
                            Executive Officer of
                            Nevsun Resources Ltd.

Craig A. Roberts            Vice-President Corporate          2001               2001         Corporate Secretary
                            Finance, Pacific
                            International Securities
                            Inc.,

Richard D. Allan            Vice President,                   2001               1998         Vice-President,
                            Engineering, of the                                               Engineering
                            Company

The term of office of directors and executive officers is one year, and the current term expires June 19, 2003. The directors are elected annually at the Company's Annual General Meeting and, subsequent to their election, they appoint the executive officers for the ensuing year. Management generally nominates the directors and executive officers.

There are no arrangements or understandings with major shareholders, customers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

The following table sets forth a summary of the total compensation paid to, or earned by, the Company's senior management and directors for the year ended December 31, 2002.

     -----------------------------------------------------------------------------------------------------------------------------
     |                       |        |      Annual Compensation           |      Long Term Compensation       |                 |
     |                       |        |                                    |-----------------------------------|                 |
     |                       |        |                                    |         Awards        |  Payouts  |                 |
     |                       |---------------------------------------------------------------------------------------------------|
     |                       |        |            |           |           | Securities |          |           |                 |
     |                       |        |            |           | Other     |   Under    |Restricted|           |                 |
     |                       |        |            |           | Annual    |  Options/  |Shares Or |           |                 |
     |                       |        |            |           |Compensa   |   SARs     |  Share   |  LTIP     |   All Other     |
     |      Name and         |        |   Salary   | Bonuses   |  tion     |  Granted   |  Units   | Payouts   |  Compensation   |
     |  Principal Position   |  Year  |    (C$)    |   (C$)    |  (C$)     |    (#)     |  (C$)    |  (C$)     |      (C$)       |
     |-----------------------|--------|------------|-----------|-----------|------------|----------|-----------|-----------------|
     |Lawrence M. Glaser (1) |  2002  |  157,030(2)| 54,960(3) | 58,886(4) | 275,000(5) |    0     |    0      |   117,772(6)    |
     |Chairman, President,   |        |            |           |           |            |          |           |                 |
     |CEO                    |        |            |           |           |            |          |           |                 |
     |                       |        |            |           |           |            |          |           |                 |
     |-----------------------|--------|------------|-----------|-----------|------------|----------|-----------|-----------------|
     |Peter F. Tegart (7)    |  2002  |   58,129   |      0    | 20,000    |       0    |    0     |    0      |   135,000(8)    |
     |Managing Director      |        |            |           |           |            |          |           |                 |
     |                       |        |            |           |           |            |          |           |                 |
     |-----------------------|--------|------------|-----------|-----------|------------|----------|-----------|-----------------|
     |Richard D. Allan (9)   |  2002  |  137,284   | 15,000(10)| 34,976(11)| 250,000(12)|    0     |    0      |         0       |
     |Vice-President         |        |            |           |           |            |          |           |                 |
     |                       |        |            |           |           |            |          |           |                 |
     |-----------------------|--------|------------|-----------|-----------|------------|----------|-----------|-----------------|
     |Charles Smith (13)     |  2002  |  129,850   |      0    |      0    | 300,000(14)|    0     |    0      |    86,250(15)   |
     |Chief Executive Officer|        |            |           |           |            |          |           |                 |
     |                       |        |            |           |           |            |          |           |                 |
     |-----------------------|--------|------------|-----------|-----------|------------|----------|-----------|-----------------|
     |John A. Clarke         |  2002  |        0   |      0    |      0    | 175,000(16)|    0     |    0      |    10,750(17)   |
     |Director               |        |            |           |           |            |          |           |                 |
     |                       |        |            |           |           |            |          |           |                 |
     |-----------------------|--------|------------|-----------|-----------|------------|----------|-----------|-----------------|
     |Craig A. Roberts       |  2002  |        0   |      0    |      0    | 100,000(18)|    0     |    0      |    15,250(19)   |
     |Director               |        |            |           |           |            |          |           |                 |
     -----------------------------------------------------------------------------------------------------------------------------

Notes:

(1)  Dr. Glaser's employment commenced on June 19, 2001.
(2) Dr. Glaser's base salary is US$175,000 per year. Dr. Glaser has elected to receive US$100,000 in cash, and his remaining compensation is paid in shares of the Company on a quarterly basis from the employee share compensation plan, valued at the then market price of the stock. The average US$/C$ exchange rate for 2002 was 1.5703. During 2002, Dr. Glaser's base salary was reduced from US$175,000 to US$100,000 for the period of April 1, 2002 through September 31, 2002 during which time Mr. Charles Smith was President of the Company.
(3) Dr. Glaser was paid a 20% year end performance bonus of US$35,000, all of which was paid in shares of the Company from the employee share compensation plan. Dr. Glaser was issued 99,354 shares valued at the market price of the stock of C$0.55 per share.
(4) Dr. Glaser was granted 53,225 shares at a market value of C$0.55 per share from the employee compensation plan as the equity component of his base compensation, equivalent to US$37,500.
(5) On March 26, 2002, Dr. Glaser was granted 100,000 options at an exercise price of C$1.10 with vesting terms conditional on certain business goals being reached. Those goals have not as yet been reached, and Dr. Glaser has not vested any interest in these options. These options expire on March 26, 2007.
(6) Dr. Glaser was paid a bonus of US$75,000 with the issuance of 125,932 shares valued at the market price of C$1.10 per share for work which was completed during the 2001 year, but which did not demonstrate benefits for the Company's business operations until the 2002 year. Dr. Glaser received no bonus during 2001.
(7)  Mr. Tegart's employment ceased on May 16, 2002.
(8) Mr. Tegart received a C$20,000 bonus paid with 18,182 shares from the employee share compensation plan valued at a market price of C$1.10 per share. Subsequent to Mr. Tegart's departure from the Company, he was paid a consulting fee of C$135,000 for exploration work on the Company's assets in Peru.
(9) Mr. Allan's employment ceased on February 28, 2003. (10) Mr. Allan's bonus was paid in cash.
(11) Mr. Allan was paid a year-end performance bonus of C$15,000 with the issuance of 27,275 shares from the employee share compensation plan, valued per share at the market price of C$0.51. He was paid an additional bonus of C$19,975 with the issuance of 42,500 shares from the employee share compensation plan, valued per share at the market price of C$0.47, as performance bonus for successful completion of the final draft Feasibility Study and EIA.

(12) Mr. Allan was granted 150,000 options at an exercise price of C$1.10 with two vesting conditions based upon future events. Half of these options have vested, and have been cancelled. The remaining options expire February 27, 2004.
(13) Mr. Smith's employment commenced on April 1, 2002 and his employment terminated on September 31, 2002.
(14) Mr. Smith was granted 300,000 options with an exercise price of C$1.10 on the commencement of his employment. 200,000 of these options were cancelled with his termination of employment. The remaining options expire on September 30, 2003.
(15) Mr. Smith was granted a signing bonus of 86,250 shares from the employee share compensation plan at a market value of C$1.15 per share.
(16) Upon joining the board on May 16, 2002, Mr. Clarke was granted 150,000 options with an exercise price of C$1.15, which expire on May 16, 2007. On September 18, 2002, Mr. Clarke was granted 25,000 options with an exercise price of C$0.47, which expire on September 18, 2007. Half of all of these options vested upon being granted, the other half vest one year after being granted.
(17) Mr. Clarke was paid cash of C$10,750, consisting of a retainer to serve on the board of directors of C$2,500, C$5,250 for attending board meetings and C$3,000 for attending meetings of the Audit and Compensation Committees.
(18) Upon joining the board on May 16, 2002, Mr. Roberts was granted 75,000 options with an exercise price of C$1.15, which expire on May 16, 2007. On September 18, 2002, Mr. Roberts was granted 25,000 options with an exercise price of C$0.47, which expire on September 18, 2007. Half of all of these options vested upon being granted, the other half vest one year after being granted.
(19) Mr. Roberts was paid cash of C$15,250, consisting of a retainer to serve on the board of directors of C$5,000, C$2,000 as a retainer to sit on committees of the board, C$4,500 for attending board meetings and C$3,750 for attending meetings of the Audit and Compensation Committees.

In 2002, options to purchase 1,025,000 Common Shares were granted to the incumbent and former officers and directors of the Company, as set out below:

------------------------------------------------------------------------------
|     Optionee       |  Number Options   |    Exercise Price   |  Expiry Date |
|====================|===================|=====================|==============|
|                    |                   |                     |              |
|--------------------|-------------------|---------------------|--------------|
|                    |                   |                     |              |
|--------------------|-------------------|---------------------|--------------|
|P.Tegart (1)        |      85,000       |        $2.60        |   09-Mar-03  |
|--------------------|-------------------|---------------------|--------------|
|A. Carstensen (2)   |      70,000       |        $2.95        |   23-Mar-03  |
|--------------------|-------------------|---------------------|--------------|
|R. Allan            |      100,000      |        $2.45        |   14-Oct-03  |
|--------------------|-------------------|---------------------|--------------|
|A. Carstensen (2)   |      30,000       |        $2.75        |   15-Jan-04  |
|--------------------|-------------------|---------------------|--------------|
|B. Lock             |      25,000       |        $2.75        |   16-May-03  |
|--------------------|-------------------|---------------------|--------------|
|P.Tegart (1)        |      35,000       |        $2.75        |   16-May-03  |
|--------------------|-------------------|---------------------|--------------|
|                    |                   |                     |              |
|--------------------|-------------------|---------------------|--------------|
|R. Allan            |      30,000       |        $3.65        |   10-May-05  |
|--------------------|-------------------|---------------------|--------------|
|B. Lock             |      50,000       |        $3.65        |   16-May-03  |
|--------------------|-------------------|---------------------|--------------|
|P. Tegart (1)       |      75,000       |        $3.65        |   16-May-03  |
|--------------------|-------------------|---------------------|--------------|
|A. Carstensen (2)   |      40,000       |        $3.65        |   10-May-05  |
|--------------------|-------------------|---------------------|--------------|
|                    |                   |                     |              |
|--------------------|-------------------|---------------------|--------------|
|L. Glaser           |      100,000      |        $1.10        |   26-Mar-07  |
|--------------------|-------------------|---------------------|--------------|
|R. Allan            |      150,000      |        $1.10        |   26-Mar-07  |
|--------------------|-------------------|---------------------|--------------|
|C. Smith (3)        |      100,000      |        $1.10        |   30-Sep-03  |
|--------------------|-------------------|---------------------|--------------|

------------------------------------------------------------------------------
|     Optionee       |  Number Options   |    Exercise Price   |  Expiry Date |
|====================|===================|=====================|==============|
|R. Allan            |      100,000      |        $1.15        |   16-May-07  |
|--------------------|-------------------|---------------------|--------------|
|J. Clarke           |      150,000      |        $1.15        |   16-May-07  |
|--------------------|-------------------|---------------------|--------------|
|C. Roberts          |      75,000       |        $1.15        |   16-May-07  |
|--------------------|-------------------|---------------------|--------------|
|                    |                   |                     |              |
|--------------------|-------------------|---------------------|--------------|
|B. Lock             |      75,000       |        $0.91        |   16-May-03  |
|--------------------|-------------------|---------------------|--------------|
|P. Tegart (1)       |      125,000      |        $0.91        |   16-May-03  |
|--------------------|-------------------|---------------------|--------------|
|R. Allan            |      100,000      |        $0.91        |   18-Jun-06  |
|--------------------|-------------------|---------------------|--------------|
|A. Carstensen (2)   |      75,000       |        $0.91        |   18-Jun-06  |
|--------------------|-------------------|---------------------|--------------|
|L. Glaser           |      200,000      |        $0.91        |   18-Jun-06  |
|--------------------|-------------------|---------------------|--------------|
|C. Roberts          |      150,000      |        $0.91        |   18-Jun-06  |
|--------------------|-------------------|---------------------|--------------|
|L. Glaser           |      75,000       |        $0.71        |   09-Nov-06  |
|--------------------|-------------------|---------------------|--------------|
|L. Glaser           |      100,000      |        $0.47        |   18-Sep-07  |
|--------------------|-------------------|---------------------|--------------|
|C. Roberts          |      25,000       |        $0.47        |   18-Sep-07  |
|--------------------|-------------------|---------------------|--------------|
|J. Clarke           |      25,000       |        $0.47        |   18-Sep-07  |
|--------------------|-------------------|---------------------|--------------|
|L. Glaser           |      75,000       |        $0.55        |   17-Dec-07  |
|--------------------|-------------------|---------------------|--------------|
|                    |                   |                     |              |
|====================|===================|=====================|==============|
|Total               |     1,025,000     |                     |              |
===============================================================================

Stock Option Plan

The purposes of stock option plan,  as amended (the "Stock Option  Plan"),  are:
(i) to provide an increased incentive for the Company's directors and employees to contribute to the future success and prosperity of the Company; (ii) to retain, attract and motivate the qualified managers that the Company requires; and (iii) to provide a long-term-incentive element in overall compensation. It is generally recognised that a stock option plan such as the Company's aids in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company. Under the Stock Option Plan, selected directors, officers and key employees of, and other persons providing ongoing services to, the Company and its affiliates shall be eligible to be granted options to acquire in the aggregate a maximum of 5,929,000 Common Shares. Options will be eligible for exercise for a period of up to five years from the date they are issued and will be issued based on the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to issuance.

Share Compensation Plan

On October 24, 2001, the Company adopted the Share Compensation Plan to allow the Company to issue up to an aggregate of 2,000,000 Common Shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments. Shareholder approval of the Share Compensation Plan was obtained at the Company's Annual General and Extraordinary Meeting held on June 19, 2001. Regulatory approval was received from the Toronto Stock Exchange on December 5, 2001. To date, there has been an aggregate of 1,616,331 Common Shares issued pursuant to the Share Compensation Plan to employees, directors and officers of the Company.

Other Incentive Plans

The Company has no other incentive plans, and no cash or non-cash compensation was paid or distributed to executive officers under any other incentive plan during the most recently completed financial year.

Compensation Committee

In 1996, the Company appointed a Compensation Committee, which is responsible for succession planning, matters of compensation to executive officers, and the review of options and shares granted under the Stock Option Plan and the Share Compensation Plan.

C. Board Practices

The Company's board of directors (the "Board") currently comprises four persons including three directors who are not officers or employees of the Company and are unrelated to management. Lawrence M. Glaser, the President and Chief Executive Officer of the Company, is the management member of the Board. The majority of the Board are "unrelated directors", as that term is defined in the Company Manual of the Toronto Stock Exchange.

The Board is empowered by the Company's incorporating documents and by-laws to manage or supervise the management of the affairs and business of the Company. The Board is not involved in the day-to-day activities of the Company. The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to committees of the Board.

The members of the Board were elected at the Company's 2002 Annual General Meeting of Shareholders. The term of office of each of the current directors will expire at the conclusion of the Company's 2003 Annual General Meeting of Shareholders on May 30, 2003.

Board of Directors

The Board has assumed general responsibility for the development and monitoring of corporate governance issues.

The  Board  is  actively  involved  in  establishing  corporate  strategies  and monitoring the achievement thereof, including the optimization of the performance of the Company's current operations and acquisitions. The Board monitors the performance of current operations, holding quarterly and special meetings and reviews and approves the annual operating and financial budget presented by management. Consideration and approval of material acquisitions and dispositions is carried out by the full Board. Outside consultants and professionals are engaged and report to the Board as required.

The Company maintains structures and procedures to ensure that the Board is able to function independently of management. Aside from maintaining a majority of independent members on the Board, the Board is able to call and conduct meetings without members of management, and it is able to meet without management present during regularly scheduled meetings. The Board also maintains an executive search committee of which a majority of the members are not members of management. Although at this time the Chairman of the Board is also the sole member of management on the Board, it is the intent of the Board to separate these positions through the work of the Executive Search Committee.

The Board has identified the principal risks associated with the Company's business. These risks, and the steps taken to minimize such risks, are reviewed on an ongoing basis at the regularly scheduled quarterly meetings of the Board.

The Board has delegated responsibility for communication with the public and the Company's shareholders to its President, and to the General Manager of Peruvian Operations. Procedures are in place to ensure timely dissemination of information about the Company. Any significant shareholder concerns that may be communicated to the above persons are communicated to the Board at its regularly scheduled quarterly meetings.

A program for succession of management and training has not been adopted. Given the availability of trained personnel in the international mining community and the size of the Company, this trained pool of personnel will be accessed to fill vacancies as required.

The Company is a junior company that is still in the growth stage and accordingly, a variety of technical, legal and financial experience at the Board level is important. When it is determined that additional expertise is required on the Board, a number of candidates are considered and the full Board assesses proposed nominees. The decision to nominate or appoint an additional director is taken by the Board as a whole. The Executive Search Committee is responsible for reviewing candidates to the Board of Directors, and all officers of the Company. This committee makes recommendations to the full Board of Directors. Unsolicited candidate recommendations made from outside the company to management are initially referred to the Executive search Committee for review.

The performance of the management team is reviewed annually by the Compensation Committee in the context of the Company's success in meeting its objectives, which are established as part of the review and approval of the annual operating and financial budget. In addition, the Compensation Committee periodically reviews the compensation paid to members of the Board and makes recommendations to the Board regarding the compensation of the directors.

At this time, the Company does not have an established mechanism or system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances, or for this engagement to be subject to the approval of a committee of the Board. No such mechanism is in place because of the small size of the Board, and the ability of the independent directors to meet at any time independent of management. The Board is considering the creation of such a mechanism.

Committees of the Board of Directors

Compensation Committee
----------------------

The Compensation Committee of the Board is currently comprised of three unrelated directors, who are Craig A. Roberts, John A. Clarke and Peter Tegart, and one related director, who is Lawrence M. Glaser, Chairman of the Committee. The Compensation Committee is responsible for succession planning, the level and form of compensation to senior officers and directors, and the review of options granted under the Stock Option Plan and Common Shares issued under the Share Compensation Plan.

Audit Committee
---------------

The Audit Committee of the Board is currently comprised of three unrelated directors, Craig A. Roberts, Chairman of the Committee, John A. Clarke and Peter Tegart. The Audit Committee oversees the

Company's financial reporting process and internal controls and consults with management and the Company's independent auditors on matters related to the annual audit, accounting principles and the audit procedures being applied.

Environmental Committee
-----------------------

The Environmental Committee currently consists of four members, three unrelated directors, Craig A. Roberts, John A. Clarke and Peter F. Tegart, and one related director, Lawrence M. Glaser. The Board has adopted an environmental policy in accordance with the recommendations of the Mining Association of Canada, which is monitored by the Environmental Committee. The Chief Executive Officer of the Company, on behalf of the Environmental Committee, reports to the Board on a quarterly basis, which enables the Board to monitor the effectiveness of compliance with the environmental policy.

Search Committee
----------------

A Search Committee of the Board consisting of two independent  directors,  Craig
A. Roberts and John A. Clarke, and one related director, Lawrence M. Glaser, has been established to search for suitable candidates to be nominated to the Board.

D. Employees

At year end 2002, the Company had approximately 20 employees, three in Vancouver and seventeen in Peru. The employees in Vancouver consisted of one senior management and two administrative personnel. The Peru employees consisted of one senior management, two financial personnel, two lawyers, six administrative staff, three technical personnel, with the remainder involved with community relations.

In 2001, the Company had approximately 30 employees, 10 in Vancouver and 20 in Peru. The Vancouver employees consisted of four senior management and three administrative personnel, two technical personnel and one investors relations manager. The employees in Peru consisted of two senior management, three financial personnel, one lawyer, four administrative staff, three technical personnel, with the remainder involved with community relations.

In 2000, the Company had approximately 50 employees, 14 in Vancouver, 21 located in Peru and 15 in Mexico. The Vancouver employees consisted of five senior management and two administrative personnel, two financial, three technical personnel, and two investors relations personnel. The Peru employees consisted of two senior management, three financial personnel, one lawyer, four administrative staff, four technical personnel, and the remainder personnel involved with community relations. The employees in Mexico consisted of two managers, two financial personnel, two administrative personnel, and nine care and maintenance and security personnel.

All employees are non-unionized.

E. Share Ownership

As of May 16, 2003, the incumbent directors and senior management of the Company, and the former directors and members of senior management who were with the Company in 2002, held the following Common Shares in the Company:

        ---------------------------------------------------------
        |                Name        |        Common Shares     |
        |                            |     Beneficially Owned   |
        |                            |        or Controlled     |
        |----------------------------| -------------------------|
        | Lawrence M. Glaser         |           583,646        |
        |----------------------------| -------------------------|
        | John Clarke                |            26,316        |
        |----------------------------| -------------------------|
        | Craig A. Roberts           |           105,095        |
        |----------------------------| -------------------------|
        | Richard D. Allan           |            37,275        |
        |----------------------------| -------------------------|
        | Peter F. Tegart            |           355,650        |
        |----------------------------| -------------------------|
        | Charles Smith              |            86,250        |
        ---------------------------------------------------------

Except for Dr. Glaser, who owns 1.1% of the issued and outstanding Common Shares, each of the directors and members of senior management owned less than one percent of the issued and outstanding Common Shares as of May 16, 2003.

Please see Item 6.B. - Compensation, for option information relating to the Company's directors and officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following is the only shareholder of the Company that beneficially owns, directly or indirectly, or exercises control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at May 16, 2003.

     ------------------------------------------------------------------
     | Shareholder            |   Number of    |      Percentage of   |
     |                        |   Shares       |   Outstanding Shares |
     |------------------------|----------------|----------------------|
     | Dundee Precious Metals |   4,528,286    |           8.2%       |
     ------------------------------------------------------------------

As at May 15, 2003, there were 114 holders of record of the Company's Common Shares of which 72 were U.S. residents owning 13,383,048 (27.4%) of the Company's outstanding shares.

To the extent known to the Company, it is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s). There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

None of the directors or senior officers of the Company, or associates or affiliates of the foregoing persons, is indebted to the Company.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17, Financial Statements.

Legal Proceedings

Manhattan is not the subject of any legal proceedings material to Manhattan to which Manhattan is a party or to which any of its properties is subject and no such proceedings are known to be contemplated.

Dividend Policy

Since its incorporation, Manhattan has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares. Earnings will be retained to finance further growth and development of the business of Manhattan. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of Manhattan.

B. Significant Change

In April 2002, Manhattan received the final insurance proceeds in settlement of its claim for the Company's exploration camp and demonstration housing units that were extensively damaged in February 2001 during a protest march instigated by a small group of politically motivated persons. The total settlement, net of expenses, of $680,000, was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001 which was recorded as a gain in 2002. In 2001, the Company wrote down the value of the Tambogrande project by $1,003,000 and recorded the preliminary settlement proposal of $632,000. The resulting net charge of $371,000 was reflected as a writedown of the Tambogrande project to the statement of operations.

Work has advanced significantly on the Tambogrande project since the incident. In December 2002, the Environmental Impact Assessment (EIA) was officially presented to the Peruvian government and the final draft of the Feasibility Study was completed. Manhattan is currently evaluating the re-establishment of a field office in Tambogrande to facilitate community interaction during the EIA public presentation and review process.

On April 9, 2003, as the EIA is currently under review by the Peruvian Ministry of Energy and Mines, Centromin granted a further one year extension for the exercise of the option until May 31, 2004. The extension requires the Company to meet the pre-qualifications of the Option Agreement by December 1, 2003.

On May 16, 2003, the Company issued 6,130,814 units, each unit composed of one Common Share and one-half of one Common Share purchase warrant for total gross proceeds of $2,896,000. In connection with the financing, the Company paid a commission of cash in the amount of 7% of the gross proceeds of the financing and 401,464 broker warrants, each broker warrant entitling the holder to purchase one

Common Share at a price of C$0.70 per share. Proceeds from this financing will be used to fund ongoing work on the Tambogrande Project, drilling of exploration targets and for working capital purposes.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The following tables set forth the closing high and low prices in Canadian dollars on The Toronto Stock Exchange for each of the periods indicated below for the Company's Common Shares:

Month/Year                                              High               Low
----------                                              (C$)               (C$)
                                                        -----------------------

Past Six Months
April 2003.............................................  0.77               0.60
March 2003.............................................  0.97               0.67
February 2003..........................................  1.10               0.92
January 2003...........................................  1.14               0.77
December 2002..........................................  1.04               0.36
November 2002..........................................  0.47               0.34

Two Most Recent Financial Years (Quarterly)
2003     First Quarter.................................  1.14               0.67

2002     Fourth Quarter................................  1.04               0.32
         Third Quarter.................................  1.05               0.47
         Second Quarter................................  1.81               0.92
         First Quarter.................................  1.34               0.68

2001     Fourth Quarter................................  0.90               0.45
         Third Quarter.................................  1.19               0.71
         Second Quarter................................  1.36               0.57
         First Quarter.................................  2.01               0.70

2000     Fourth Quarter................................  3.20               1.55
         Third Quarter.................................  4.95               2.30
         Second Quarter................................  4.35               3.00
         First Quarter.................................  5.95               3.75

Five Most Recent Financial Years
2002        ...........................................  1.81               0.32
2001        ...........................................  2.01               0.45
2000        ...........................................  5.95               1.55
1999        ...........................................  4.55               1.45
1998        ...........................................  8.50               2.35

On May 16, 2003, the closing sale price of the Common Shares on the TSE was C$0.68.

B. Plan of Distribution

Not applicable.

C. Markets

The Company's Common Shares are presently being traded on the Toronto Stock Exchange in Canada. The Company currently has no direct means for trading in the United States.

The Company voluntarily de-listed its shares from the Vancouver Stock Exchange after the close of trading on February 28, 1997.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Directors

A director is not required to hold Common Shares of the Company as a qualification to be a director.

The Company's Articles provide that, subject to the provisions of an ordinary resolution, the directors themselves as such may from time to time determine the remuneration of the directors.

The Articles state that a director shall not vote in respect of any contract or transaction with the Company in which he is interested, but he may be counted in the quorum present at the meeting at which such vote is taken.

The Articles state that, subject to any restrictions (of which there are none currently) which may from time to time be included in the Company's Memorandum or Articles, the directors may in their discretion authorize the Company to borrow any sum of money and may raise and secure the repayment of such sum in such manner and upon such terms and conditions, in all respects, as they think fit.

Annual General Meeting

The Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held. Notices of meetings are sent out to holders of Common Shares not less than 21 days before the date of such meeting.

Limitations on Foreign Ownership

There are no limitations in the Articles of the Company of the right of foreigners to hold or vote the Common Shares of the Company.

Limitations on the Right to Own Securities

The Company's Articles do not provide for any limitations on the rights to own securities.

Shareholder Ownership Disclosure

The Company's Articles do not contain any provision governing the ownership threshold by which shareholder ownership must be disclosed.

C. Material Contracts

Tambogrande Option Agreement

On May 17, 1999 the Company entered into an Option Agreement with Centromin (formerly Minero Peru) under which Manhattan acquired an option to earn a 75% interest in the Tambogrande Concessions by completing a feasibility study and a financing plan, with the option to elect to proceed with the development of the Concessions. The Company is required to meet two qualifying conditions prior to exercising the option: the Company must operate a mine that has an average treatment capacity of 10,000 tonnes per day and the Company must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company. In the event that the Company exercises the option, the Company and Centromin will incorporate a mining company, EMTG, which will be owned 75% by the Company and 25% by Centromin. EMTG will acquire 100% of the Tambogrande Concessions and will develop and operate the project. The Company will be required to arrange the debt financing required by EMTG for the development of the project, including Centromin's share, and will contribute the entire equity financing required by EMTG.

The Company has agreed that the mining methods to be used will not physically affect the town of Tambogrande, nor cause damage to its population. In addition, the tailings should be located in areas that will not affect the surrounding agricultural areas.

The Company will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the committed amount (as specified in the agreement), no penalty will be payable. In the event that the mine is not developed within four years. Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

Centromin will retain a copper-price-based sliding scale net smelter royalty interest in the project ranging from zero at $0.60 per pound to 5% at $1.20 per pound.

On April 11, 2001, the term of the option agreement between the Company and Centromin was extended for a period of one year to May 31, 2003. There are no other changes to the terms of the Option Agreement. On April 9, 2003, as the EIA is currently under review by the Peruvian Ministry of Energy and Mines, Centromin granted a further one year extension for the exercise of the option until May 31, 2004. Under the terms of the extension, the Government of Peru has requested that the qualifying conditions be met by December 1, 2003. Other terms of the option agreement remain unchanged. Papayo Option Agreement

On February 17, 1998, the Company entered into an Option Agreement with Cedimin with respect to the Papayo Joint Venture Concessions. In June 2001, Cedimin granted a 15-month extension to the Option Agreement. The new term extends the time period for exercising the option to January 15, 2004. The Company can earn a 51% interest in the Papayo Concessions by spending $4,950,000 in exploration expenditures and making a one-time $50,000 payment to exercise the option. In addition, the Company must make payments aggregating $300,000 to Cedimin (of which $250,000 has been paid already), subject to payment in full prior to the exercise of the option. If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10 million property expenditures. Subsequently, the Company may acquire the balance of 20% of the property for consideration of $5 million.

D. Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada, which affects the import or export of capital, including the availability of cash and cash equivalents for use by the Company. For a general discussion of the remittance of dividends, interest or other payments to non-resident holders of the Common Shares. See "E. Taxation".

E. Taxation

Canadian Income Tax Considerations

The following summarises the principal Canadian federal income tax considerations applicable to the holding and disposition of Common Shares by a holder of one or more Common Shares (the "Holder") who is resident in the United States of America and holds the Common Shares solely as a capital property. This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof, and on the current provisions of the Canada-U.S. Tax Convention, 1980 (the "Treaty"). It has been assumed that all currently proposed amendments to the Tax Act will be enacted as proposed and there is no other relevant change in governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the Holder on the Holder's Common Shares. Under the Treaty, the rate of withholding tax is, if the Holder is a company that owns at least 5% of the voting stock of the Company and beneficially owns the dividend, 10%, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Tax Act, a Holder will not be subject to Canadian capital gains tax on any capital gain realised on actual or deemed disposition of a Common Share, including a deemed disposition on death, provided either that the Holder did not hold the Common Share as a capital property used in carrying on a business in Canada, or that neither the Holder or persons with whom the Holder did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be relieved by the Treaty from such liability.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Memorandum and Articles or any other constituent documents of the Company on the right of foreigners to hold or vote the Common Shares of the Company.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation--Canadian Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company,
(vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company
--------------------------------

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in
Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company
--------------------------

If (i) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation
------------------------------

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and
(ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company
----------------------------------

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2002, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

     QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section

1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

     Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under
Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and
(ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

     Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of
(A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over
(B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

     Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

F. Dividends and Paying Agents

Not applicable.

G. Statement of Experts

Not applicable.

H. Documents on Display

All documents referred to in this Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

         Manhattan Minerals Corp.
         Suite 350 - 885 Dunsmuir Street
         Vancouver
         British Columbia
         V6C 1N5

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it files reports, registration statements and other information with the Securities and Exchange Commission (the "SEC"). The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov, and such information can be inspected and copies ordered at the public reference facilities maintained by the SEC at the following locations:

---------------------------------------------------------
| Judiciary Plaza                 |  500 West Madison   |
| Room 1024                       |  Suite 1400         |
| Washingtion, DC 20549           |  Chicago, IL 60661  |
---------------------------------------------------------

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange, although the exposure is not considered sufficient to have a material effect on our results of operations and financial condition. We manage these risks through internal risk management policies that are administered by management.

We are exposed to foreign currency exchange rate risk. Our reporting currency is the U.S. dollar. We hold financial instruments primarily denominated in U.S. dollars or Canadian dollars. A depreciation of the Canadian dollar against the United States dollar will decrease the fair value and an appreciation of the Canadian dollar against the U.S. dollar will increase the fair value of such financial instruments. Our financial instruments that may be sensitive to foreign currency exchange rate fluctuations are held in the form of deposits. As at December 31, 2002, C$42,708 was held on deposit with Canadian chartered banks.

The Company has no publicly or privately traded securities or market instruments aside from its own equity and convertible debentures. The only publicly traded securities are the Common Shares of the Company, which trade on the Toronto Stock Exchange. The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments. The Company is exposed to foreign exchange risk on its cash reserves held in bank accounts. The Company manages the risk by maintaining an established policy of retaining cash reserves in US$ and C$ in a ratio equal to its anticipated annual expenses. This mitigates the possible effect of currency fluctuations upon established operating targets. The Company does not take positions on foreign exchange or interest rate movements.

The Company mitigates foreign exchange risk in its operating area of Peru by never holding more than one month of anticipated expenditures in the currency of Peru. As the Company has no cash flow or revenue from operations, the Company does not have currency or other market exposure to operating activity.

In the most recent financial year 2002, the Company reported a foreign exchange gain of $12,000, which is not material to the operations of the Company. The Company is subject to fluctuations of market interest rates only for its cash reserves. The Company has no debt instruments which are subject to interest payments. In the financial year 2002, the Company had an interest income of $14,000, which is not material to the operations of the Company.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses, and the Company does not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

The Company has non-interest bearing convertible debentures outstanding. The conversion terms for the holders of the convertible debentures, as described in
Item 5.B., Liquidity and Capital Resources, are influenced by the value of the Company's Common Shares on the Toronto Stock Exchange.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II
                                    -------

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In August 2002, 2,922,500 previously issued common share purchase warrants were re-priced from C$1.25 to C$0.67 per warrant if exercised on or before September 18, 2002 and from C$1.50 to C$1.00 per warrant if exercised after September 18, 2002 and before September 18, 2003. Subsequently, an aggregate of 780,900 common share purchase warrants were exercised at a price of C$0.67 for 780,900 Common Shares and gross proceeds of $334,000.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

B. Changes in Internal Controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]

Not applicable.

                                    PART III
                                    --------

ITEM 17. Financial Statements


Manhattan Minerals Corp.

Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(expressed in thousands of United States dollars)

Auditors' Report

To the Shareholders of
Manhattan Minerals Corp.

We have audited the consolidated balance sheets of Manhattan Minerals Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.



Chartered Accountants
Vancouver, B.C., Canada
March 3, 2003 (except for note 4, which is as at April 9, 2003)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the financial statements. Our report to the shareholders dated March 3, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the auditors' report when they are adequately disclosed in the financial statements.



Chartered Accountants
Vancouver, B.C., Canada
March 3, 2003 (except for note 4, which is as at April 9, 2003)

Manhattan Minerals Corp.
Consolidated Balance Sheets
As at December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(expressed in thousands of United States dollars)


                                                              2002         2001
                                                                 $            $

Assets

Current assets
Cash and cash equivalents                                        71       2,079
Accounts receivable                                              32         694
Prepaid expenses and deposits                                   128         170
                                                          ----------------------

                                                                231       2,943
Exploration and project expenditures (notes 2 and 4)         61,979      58,493
Property, plant and equipment (note 5)                           16           1
                                                          ----------------------

                                                             62,226      61,437
                                                          ======================

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)             1,266       1,374
Convertible promissory notes (note 7)                           363           -
Severance costs                                                  28         212
                                                          ----------------------

                                                              1,657       1,586
                                                          ----------------------

Shareholders' Equity

Capital stock (note 9)                                      103,696      99,773
Special warrants                                                  -       3,010
Equity component of convertible promissory notes (note 7)       235           -
Warrants (note 7)                                               957           -
Deficit                                                     (44,319)    (42,932)
                                                          ----------------------
                                                             60,569      59,851
                                                          ----------------------
                                                             62,226      61,437
                                                          ======================

Going concern and nature of operations (note 1)

Measurement uncertainty (note 1)


Approved by the Board of Directors



________________________ Director       ______________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(expressed in thousands of United States dollars, except share and per share amounts)


                                                                2002            2001          2000
                                                                   $               $             $

Expenses
Corporate general and administrative                           1,357           1,387         1,535
Severance costs (note 6)                                          53             773             -
(Recovery) writedown of Tambogrande project (note 2)             (48)            371             -
                                                         --------------------------------------------
                                                               1,362           2,531         1,535
                                                         --------------------------------------------

Other income (expenses)
Foreign exchange                                                  12            (121)         (322)
Interest income                                                   14              93           422
Financing (note 7)                                               (51)              -             -
                                                         --------------------------------------------
                                                                 (25)            (28)          100
                                                         --------------------------------------------

Loss before discontinued operations                            1,387           2,559         1,435
Loss from discontinued operations (note 8)                         -               -         3,295
                                                         --------------------------------------------
Loss for the year                                              1,387           2,559         4,730
Deficit - Beginning of year                                   42,932          40,373        35,643
                                                         --------------------------------------------
Deficit - End of year                                         44,319          42,932        40,373
                                                         ============================================

Basic and diluted loss per common share before
   discontinued operations                                      0.03            0.06          0.04

Basic and diluted loss per common share after
   discontinued operations                                      0.03            0.06          0.13

Weighted average number of
   common shares outstanding                              46,098,219      39,527,472    36,839,372


The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(expressed in thousands of United States dollars)


                                                             2002        2001          2000
                                                                $           $             $

Cash flows from operating activities
Loss for the year                                          (1,387)     (2,559)       (4,730)
Writedown of Tambogrande project                                -         371             -
Amortization and depreciation                                  22          58            76
Foreign exchange (gain) loss                                  (14)        134           372
Financing (note 7)                                             51           -             -
Compensation and consulting fees                              343         142             -
Discontinued operations                                         -           -         1,356
Net changes in non-cash working capital (note 12)             366         284          (228)
Severance costs                                              (184)        212             -
                                                       ---------------------------------------
                                                             (803)     (1,358)       (3,154)
                                                       ---------------------------------------

Cash flows from financing activities
Proceeds from exercise of options                              16           -           472
Proceeds from exercise of warrants                            334           -             -
Special warrant net proceeds                                    -       3,355        10,409
Share issue costs                                               -        (345)         (623)
Convertible debt and warrants                               1,504           -             -
                                                       ---------------------------------------
                                                            1,854       3,010        10,258
                                                       ---------------------------------------

Cash flows from investing activities
Exploration and project expenditures                       (3,454)     (4,073)      (16,429)
Insurance proceeds                                            418         214             -
Other property, plant and equipment                           (37)         (3)          (16)
                                                       ---------------------------------------
                                                           (3,073)     (3,862)      (16,445)
                                                       ---------------------------------------

Foreign exchange gain (loss) on cash held
      in foreign currency                                      14        (134)         (372)
                                                       ---------------------------------------

Net cash and cash equivalents used
      during the year                                      (2,008)     (2,344)       (9,713)

Cash and cash equivalents - Beginning of year               2,079       4,423        14,136
                                                       ---------------------------------------

Cash and cash equivalents - End of year                        71       2,079         4,423
                                                       =======================================

Supplemental cash flow information (note 12)



The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

1    Going concern and nature of operations

     Manhattan's (Manhattan or the Company) primary activity is the exploration of precious and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others, option or lease properties to third parties, or sell them outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable. As a result the Company is considered to be an exploration stage company. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as exploration and project expenditures represent costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values (see note 4).

     The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company intends to arrange additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties. However, there is substantial doubt as to the Company's ability to continue as a going concern because of the Company's limited resources. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations. The Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future.

     In 2000, the Company placed all of its Mexican subsidiaries for disposal, and reported those business segments as discontinued operations (see note
     8).

     Measurement uncertainty

     The Company has invested a total of $59,893,000 in its Tambogrande and Papayo property interests. In order to maintain those property interests in good standing, the Company is required to meet certain financial and non-financial obligations (see note 4) by the following dates:

     o    Tambogrande concessions - May 31, 2004
     o    Papayo concessions - January 15, 2004

     The Company currently has insufficient liquid resources to enable it to meet its financial obligations by the due dates. Although the Company is currently seeking additional funding to allow it to complete its obligations, there can be no assurance that this will occur. Consequently there is significant uncertainty about the Company's ability to recover the amounts invested in its Peruvian properties to date. In the event that the Company does not fulfil its financial and non-financial obligations by the due dates, the Company's property interests may be deemed impaired, necessitating a writedown of up to $59,893,000, which amount would be charged to the statement of operations.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

2    Tambogrande project

     In  April  2002,   Manhattan  received  the  final  insurance  proceeds  in
     settlement of its claim for the Company's exploration camp and demonstration housing units that were extensively damaged in February 2001 during a protest march instigated by a small group of politically motivated persons.

     The total settlement, net of expenses, of $680,000, was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001 which was recorded as a gain in 2002. In 2001, the Company wrote down the value of the Tambogrande project by $1,003,000 and recorded the preliminary settlement proposal of $632,000. The resulting net charge of $371,000 was reflected as a writedown of the Tambogrande project to the statement of operations.

     Work has advanced significantly on the Tambogrande project since the incident. In December 2002, the Environmental Impact Study (EIS) was officially presented to the Peruvian government and the final draft of the feasibility study was completed. Manhattan is currently evaluating the re-establishment of a field office in Tambogrande to facilitate community interaction during the EIS public presentation and review process.

3    Significant accounting policies

     Accounting principles

     These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in note 13.

     Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principal subsidiaries of the Company are Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

     Translation of foreign currency

     The Company's subsidiaries are integrated foreign operations. Currency transactions and balances are translated into the reporting currency as follows:

     a) Monetary items are translated at the rates prevailing at the balance sheet date;

     b)   Non-monetary items are translated at historical rates;

     c)   Revenues and expenses are  translated  at the average  rates in effect
          during   applicable   accounting   periods  except   depreciation  and
          amortization which are translated at historical rates;

     d) Gains and losses on foreign currency translation which are reflected in operations.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)


     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

     Exploration and development properties

     Exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mineral reserves, and implementing profitable operations.

     Property, plant and equipment

     Property, plant and equipment comprise vehicles, computer equipment, office furniture, and communication equipment. Depreciation is provided on a straight-line basis at a rate of 20% over the estimated useful lives of the assets.

     Financial instruments

     The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term nature of these instruments.

     Loss per common share

     Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period and that the Company will use any proceeds to purchase its common shares at their average market price during the period.

     Income taxes

     The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)


     Cash and cash equivalents

     Cash and cash equivalents comprise cash and short-term deposits with a maturity date of 90 days or less from the date of acquisition.

     Convertible debt instruments

     The equity and liability components of convertible debt instruments are presented separately in accordance with their substance. The liability component is accented to the amount payable at maturity by way of a charge to earnings using the interest method. Detachable warrants issued in conjunction with convertible debt instruments are recorded at fair value using the Black-Scholes option pricing model, and classified as a separate component of shareholders' equity.

     Stock-based compensation

     Effective January 1, 2002, the Company adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning the accounting for stock-based compensation. The Company elected not to adopt the fair value method of accounting for stock options. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options is credited to capital stock.

4    Exploration and project expenditures

     Project costs at December 31, 2002 and 2001 are summarized in the following table:

                                                    2002                  2001
                                                       $                     $

     Tambogande project
     Tambogrande concessions                      57,269                53,865
     Lancones concessions                          2,086                 2,034
     Papayo concessions                            2,624                 2,594
                                             -----------------------------------

                                                  61,979                58,493
                                             -----------------------------------

     Tambogrande project

     Tambogrande concessions

     The Tambogrande Concessions comprise ten mining concessions aggregating 100 square kilometres located in the Province of Piura, in northern Peru. The concessions are registered in the name of Empresa Minera del Centro del Peru S.A. (Centromin Peru - formerly Minero Peru), which is owned 100% by the Government of Peru.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)


     The Company and Centromin Peru signed an agreement granting the Company a three-year period to complete a feasibility study and financing plan, with an option to elect to proceed with the development of the concessions. The Company is required to meet two qualifying conditions prior to exercising the option: the Company must operate a mine that has an average treatment capacity of 10,000 tonnes per day, and it must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.

     In the event that the option is exercised, the Company and Centromin Peru will incorporate a mining company, Empresa Minera Tambo Grande S.A. (EMTG), which will be owned 75% by the Company and 25% by Centromin Peru. EMTG will acquire 100% of the Tambogrande concessions and will develop and operate the project. The Company will arrange the debt financing required by EMTG for the development of the project, including Centromin Peru's share, and will contribute the entire equity financing required by EMTG.

     The Company has agreed that the mining methods to be used will not physically affect the town of Tambogrande, nor cause damage to its population. In addition, the tailings should be located in areas that will not affect the surrounding agricultural areas.

     The Company will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the committed amount (as specified in the agreement), no penalty will be payable. In the event that the mine is not developed within four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

     Centromin Peru will retain a copper-price-based sliding scale net smelter royalty interest in the project ranging from zero at $0.60 per pound to 5% at $1.20 per pound.

     On April 11, 2001, the term of the option agreement between the Company and Centromin Peru was extended for a period of one year. The option on the Tambogrande Concessions now expires on May 31, 2003. There are no other changes to the terms of the option agreement. On April 9, 2003, as the EIS is currently under review by the Peruvian Ministry of Energy and Mines, Centromin has granted a further 1 year extension for the exercise of the option until May 31, 2004. Other terms of the option agreement remain unchanged.

     Lancones concessions

     The property was acquired through staking and comprises a 100% interest in 80 concessions aggregating 51,500 hectares. The property surrounds the Tambogrande concessions.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

     Papayo concessions

     The Company has been granted an option by Buena Ventura's wholly owned Peruvian subsidiary Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. (Cedimin) to acquire an interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 hectares and lies contiguously to the south of the Tambogrande concessions. In June 2001, Cedimin granted a 15-month extension to Manhattan's option agreement. The new term extends the time period for exercising the option to January 15, 2004. The Company can earn a 51% interest in the property by spending $4,950,000 in exploration expenditures and making a one-time $50,000 payment to exercise the option which expires on January 15, 2004. In addition, it must make payments aggregating $300,000 to Cedimin ($250,000 paid), subject to payment in full prior to the exercise of the option. If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the balance of 20% for a consideration of $5,000,000.

5    Property, plant and equipment

     Included in corporate general and administration costs is amortization of $22,000 (2001 - $58,000; 2000 - $76,000).

                                                          2002             2001
                                                             $                $

      Cost                                                 491              454
      Accumulated amortization                            (475)            (453)
                                                     ---------------------------
                                                            16                1
                                                     ===========================

6    Accounts payable and accrued liabilities

     Accounts payable and accrued liabilities are comprised as follows:

                                                          2002             2001
                                                             $                $

     Due to vendors                                        443              459
     Severance costs (current portion)                     417              378
     Legal fees related to disposition of
        Mexican operations                                 235              235
     Mineral property concession payments                  171              302
                                                     ---------------------------
                                                         1,266            1,374
                                                     ===========================

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

7    Convertible promissory notes

     In October 2002, the Company issued 2,364 units, each unit comprising one CA$1,000 convertible promissory note and 1,964 share purchase warrants, for total gross proceeds of $1,504,000 (CA$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of CA$0.51 up to October 16, 2005. The Company may elect to redeem the notes during the first 90-day period for the principal amount plus redemption premium of 7.5% of the principal amount. The notes are not convertible by the holder during the first 90-day period. Subsequent to the initial 90-day period, the Company may redeem the notes by repaying the principal amount plus a redemption premium of 10% if redeemed by October 16, 2003; 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.

     At any time after the initial 90-day period, the holder may convert the notes into common shares of the Company at a price which is the greater of CA$0.40 or the current market price of the common shares less the maximum allowable discount permitted by the Toronto Stock Exchange at the conversion date. The principal amount of the notes is collateralized by a first security interest against certain of the Company's exploration assets in Peru. In accordance with generally accepted accounting principles, the convertible notes have been split between their liability and equity components. In addition, a portion of the proceeds from the units has been allocated to the fair value of the share purchase warrants granted. The amount allocated to the warrants was measured using the Black-Scholes option pricing model, and was based on a risk free interest rate of 4%, an expected life of 3 years, an expected volatility of 100%, and a dividend yield rate of nil.

     During the year ended December 31, 2002, an accretion charge of $51,000 was charged to operations and is recorded as a financing expense.

8    Discontinued operations

     Effective December 31, 2000, Manhattan adopted a plan to dispose of all its Mexican subsidiaries. As a result of this plan of disposal, the results of operations for the Mexican operations were reported as discontinued operations.

     On March 12, 2001, the Company sold its Mexican operations to a group of Mexican investors. The sale transferred all Mexican assets and liabilities of Manhattan, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale included a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from Manhattan at any time for a price of $50,000.

     Included in the 2000 loss from discontinued operations is the loss from Mexican operations of $2,248,000. For 2000, an additional provision for loss on disposal of discontinued operations of $1,047,000 was recorded for a total 2000 loss from discontinued operations of $3,295,000.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

9    Capital stock

     Authorized: 500,000,000 common shares without par value

     Issued

                                                    2002                          2001                          2000
                               ----------------------------  ----------------------------  -------------------------

                                Number                         Number                         Number
                                of shares         Amount       of shares        Amount        of shares       Amount
                                                       $                             $                             $

   Balance - Beginning of
      year                     39,721,508         99,773      39,452,349        99,631       34,386,343      89,373
   Exercise of special
      warrants                  5,845,000          3,355               -             -        4,704,917      10,409
   Exercise of warrants           780,900            334               -             -                -           -
   Commissions and finder's
      fees                              -              -          75,000            74          124,089         275
   Compensation shares          1,422,172            563         194,159            68                -           -
   Exercise of options             30,000             16               -             -          237,000         472
   Share issue costs                    -           (345)              -             -                -        (898)
                               -------------------------------------------------------------------------------------

   Balance - End of year       47,799,580        103,696      39,721,508        99,773       39,452,349      99,631
                               -------------------------------------------------------------------------------------

     On January 11, 2002, the Company qualified a prospectus for the issue of 5,845,000 special warrants at CA$0.90 per special warrant for gross proceeds of $3,355,000 (CA$5,260,500). Each special warrant was exercised, at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each common share purchase warrant is exercisable into one common share at a cost of CA$1.25 per share until September 18, 2002 or at a price of CA$1.50 after September 18, 2002 until September 18, 2003. In addition, the Company granted the Agents compensation special warrants entitling the Agents to acquire, without payment of any additional consideration, 350,700 common share purchase warrants entitling the Agents to subscribe for and purchase 350,700 common shares at a price of CA$0.90 per common share on or before September 18, 2003. In connection with the offering, agents commissions and other share issue costs totalled $345,000. During 2002, the 2,922,500 warrants were repriced from CA$1.25 to CA$0.67 if exercised before September 18, 2002 and from CA$1.50 to CA$1.00 if exercised after September 18, 2002 and before September 18, 2003.

     On July 11, 2000, the Company closed a special warrant private placement of 4,704,917 special warrants at a price of CA$3.25 per special warrant for gross proceeds of $10,409,000 (CA$15,290,980). The Company paid commissions of 124,089 special warrants at a deemed price of CA$3.25 per warrant. Each special warrant was exercisable, at no additional cost, for one common share.

     Share option plan

     The Company has established a share option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The aggregate number of shares to be reserved under the plan is 5,929,000 shares. The maximum term of any option will be five years. The exercise price of an option is not less than the closing price on the TSE on the last trading day preceding the grant date. Share compensation plan

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

     On October 24, 2001, the Company adopted a share compensation plan to allow the Company to issue up to an aggregate of 2,000,000 common shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments. An aggregate of 1,616,331 shares have been issued under the plan.

     Stock-based compensation

     The Company follows the intrinsic value method of accounting for the granting of stock options. Under this method, no compensation expense is recognized if the exercise price of the stock options is at market value at date of grant to employees and directors. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting.

     An aggregate of 1,640,000 stock options were granted during 2002 to employees and consultants of the Company.

     Had the fair value method of accounting been followed for stock options granted to employees and directors at prices of between CA$0.47 and CA$1.15, a compensation expense of $314,000 would have been recognized in operations. Pro forma loss and loss per share information as determined under the fair value method is detailed below:

                                                        2002
                                                           $

           Loss for the year
           As reported                                 1,387
           Pro forma                                   1,701

           Basic and diluted loss per share
           As reported                                (0.03)
           Pro forma                                  (0.04)

     The fair values of these options were estimated at the grant date using the Black-Scholes option-pricing model. Fair value estimates ranged from $0.36
     - $0.88 per option, based on a risk free interest rate of 4%, expected life of 5 years, an expected volatility of 100%, and a dividend yield rate of nil.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

     Outstanding options

     Common shares under option are as follows:

                                                                               Weighted
                                       Number of                                average
                                         options     Exercise price      exercise price   Expiry date
                                                                CA$                 CA$

     Balance - December 31, 1999       2,307,000        2.35 - 6.80                3.22   2000 - 2004
     Granted                             970,000        2.41 - 3.80                3.46   2000 - 2005
     Exercised                          (237,000)       2.75 - 3.34                2.91   2000 - 2004
     Cancelled                           (47,500)       3.34 - 3.80                3.71   2000 - 2001
                                   --------------

     Balance - December 31, 2000       2,992,500        2.35 - 6.80                3.32   2001 - 2005
     Granted                           1,270,000        0.71 - 1.90                0.99   2006
     Exercised                                 -                  -                   -   -
     Cancelled                          (772,500)       0.91 - 6.80                3.32   2001 - 2006
                                   --------------

     Balance - December 31, 2001       3,490,000        0.71 - 4.92                2.46   2002 - 2006
     Granted                           1,640,000        0.47 - 1.15                1.00   2007
     Exercised                           (30,000)              0.80                0.80   2002
     Cancelled                        (1,961,667)       0.91 - 4.92                2.75   2002 - 2007
                                   --------------

     Balance - December 31, 2002       3,138,333
                                   ==============

     Options outstanding and exercisable at December 31, 2002:

                                                 Options outstanding              Options exercisable
                    ------------------------------------------------ --------------------------------

                                                                             Number
         Range of                      Weighted          Weighted    exercisable at          Weighted
         exercise      Number of        average           average    December 31,             average
           prices        options    expiry date    exercise price              2002    exercise price
              CA$                         years               CA$                                 CA$

      0.47 - 0.91      1,225,000            3.1              0.80         1,150,000              0.82
      1.00 - 1.90      1,133,333            3.7              1.13           369,166              1.21
      2.45 - 2.95        400,000            0.5              2.69           400,000              2.69
             3.65        280,000            1.0              3.65           280,000              3.65
             4.70        100,000            0.8              4.70           100,000              4.70
                    ---------------------------------------------------------------------------------
                       3,138,333            2.7              1.54         2,299,166              1.54
                    =================================================================================

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

     Options outstanding and exercisable at December 31, 2001:

                                                 Options outstanding              Options exercisable
                    ------------------------------------------------ --------------------------------

                                                                             Number
         Range of                      Weighted          Weighted    exercisable at          Weighted
         exercise      Number of        average           average    December 31,             average
           prices        options    expiry date    exercise price              2001    exercise price
              CA$                         years               CA$                                 CA$


      0.71 - 0.91      1,042,500            4.3              0.89           565,000              0.89
      1.06 - 1.90        100,000            3.4              1.73            50,000              1.73
      2.45 - 2.99        325,000            0.8              2.66         1,325,000              2.66
      3.14 - 3.65        692,500            1.7              3.51           692,500              3.51
      4.60 - 4.92        330,000            1.1              4.75           330,000              4.75
                    ---------------------------------------------------------------------------------
                       3,490,000            2.2              2.46         2,962,500              2.74
                    =================================================================================

     Options outstanding and exercisable at December 31, 2000:

       Range of exercise    Number of        Weighted               Weighted
                                              average                average
                  prices                  expiry date         exercise price
                     CA$      options           years                    CA$

             2.35 - 2.99    1,565,000             2.6                   2.65
             3.14 - 3.95      887,500             4.4                   3.39
             4.25 - 4.92      490,000             3.7                   4.74
                    6.80       50,000             0.8                   6.80
                          --------------------------------------------------

                            2,992,500             3.3                   3.32
                          ==================================================

     Outstanding warrants

     At December 31, 2002, an aggregate of 8,625,740 warrants are outstanding for the purchase of common shares as follows: 2,141,600 common shares at CA$1.00, expiring September 18, 2003, 350,700 common shares at CA$0.90 expiring September 18, 2003, 1,500,000 common shares at CA$4.50 expiring June 15, 2004, and for the purchase of an aggregate of 4,633,440 common shares at CA$0.51 expiring October 17 and 24, 2005. At December 31, 2002, the weighted average exercise price of outstanding warrants is CA$1.34 and the weighted average expiry date remaining is 1.9 years.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

10   Income taxes

     a) The income taxes shown in operations differ from the amounts obtained by applying statutory rates due to the following:

                                                        2002         2001          2000

         Statutory tax rate                           39.62%       44.62%        45.62%

                                                           $            $             $

         Loss for the year                             1,387        2,559         4,730
                                                     ====================================

         Tax recovery                                    550        1,142         2,158
         Losses for which an income tax benefit
               has not been recognized                  (550)      (1,142)       (2,158)
                                                     ------------------------------------
                                                           -            -             -
                                                     ====================================

     b) The Company has capital losses of approximately $27,889,000 with no expiry and non-capital losses of approximately $12,428,000, which will expire as follows:

                Expiry date                                   $

                2003                                         663
                2004                                       1,061
                2005                                       1,725
                2006                                       2,096
                2007                                       2,222
                2008 and thereafter                        4,661
                                                       -----------
                                                          12,428
                                                       ===========

     c) No future income tax asset has been recognized in respect of the above and other amounts. Significant components of the Company's future income tax asset at December 31, 2002 are as follows:

                                                              2002         2001
                                                                 $            $

            Tax losses                                       9,754        9,473
            Tax value of capital assets in excess
                of accounting values                           410          431
            Other deductible temporary differences             179          656
                                                           ---------------------

            Total future income tax assets                  10,343       10,560
            Valuation allowance                            (10,343)     (10,560)
                                                           ---------------------

            Net future income tax assets                         -            -
                                                           =====================

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

11   Segmented financial information

     As at December 31, 2002, the Company operates in one segment, the exploration of the base and precious metals Tambogrande project in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortization reported by the Canadian head office.

                                     Tambogrande       Discontinued           Other          Total
                                      project in                        reconciling
                                            Peru         operations     adjustments
                                               $                  $               $              $

      December 31, 2002
      (Gain) loss for the year               (48)                 -           1,435          1,387
      Total assets                        62,049                  -             177         62,226
      Capital expenditures                 3,454                  -              37          3,491
      Amortization                             -                  -              22             22

      December 31, 2001
      Loss for the year                      371                  -           2,188          2,559
      Total assets                        59,019                  -           2,418         61,437
      Capital expenditures                 4,073                  -               3          4,076
      Amortization                             -                  -              58             58

      December 31, 2000
      Gold revenue                             -                 12               -             12
      Loss for the year                        -              3,295           1,435          4,730
      Total assets                        55,802              1,909           4,602         62,313
      Capital expenditures                16,429                  -              16         16,445
      Amortization                             -                 18              76             94

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

12   Supplemental cash flow information

                                                                 2002          2001         2000
                                                                    $             $            $

      Net changes in non-cash working capital
      Decrease in operating assets
           Accounts receivable                                    244             2          130
           Prepaid expenses and deposits                          141             1           67
      Increase (decrease) in operating liabilities
           Accounts payable and accrued liabilities               (19)          281         (425)
                                                             ------------------------------------

                                                                  366           284         (228)
                                                             ====================================

      Significant non-cash operating, financing and
        investing activities
      Common shares issued to underwriter and finder                -             -          275
      Common shares issued for project expenditures               121             -            -
      Commission and finder's fee                                   -             -         (275)
      Common shares issued for consulting fees                     92            74            -
      Common shares issued for compensation                       350            68            -
      Accretion charge on convertible debt                         51             -            -
      Common shares issued for special warrants                 3,010             -            -

     Cash and cash equivalents are comprised of the following:

                                                                 2002          2001         2000
                                                                    $             $            $

       Cash                                                        71         1,177          250
       Short-term deposits                                          -           902        4,173
                                                             ------------------------------------
                                                                   71         2,079        4,423
                                                             ====================================

13   Differences   between  Canadian  and  United  States   generally   accepted
     accounting principles

     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP).

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

     Had the Company prepared the consolidated financial statements in accordance with U.S. GAAP, certain items on the consolidated balance sheets, statements of operations and deficit, and statements of cash flows would have been reported as follows:

     Consolidated Balance Sheets

                                                                              2002                                      2001
                                             ----------------------------------------   -------------------------------------
                                                     Canadian                 U.S.             Canadian                 U.S.
                                                         GAAP                 GAAP                 GAAP                 GAAP
                                                            $                    $                    $                    $

       Assets
       Current assets                                     231                  231                2,943                2,943
       Exploration and development
            properties (a)(b)                          61,979                    -               58,493                    -
       Property, plant and equipment                       16                   16                    1                    1
                                             --------------------------------------------------------------------------------
                                                       62,226                  247               61,437                2,944
                                             ================================================================================

       Liabilities
       Current liabilities                              1,266                1,266                1,374                1,374
       Long-term liabilities                              391                  241                  212                  212

       Shareholders' Equity
       Share capital and special warrants             103,696              103,835              102,783              102,922
       Equity component of
            convertible debt (b)                          235                    -                    -                    -
       Beneficial conversion feature (b)                    -                  376                    -                    -
       Warrants (b)                                       957                  957                    -                    -
       Deficit (a)(b)                                 (44,319)            (106,428)             (42,932)            (101,564)
                                             --------------------------------------------------------------------------------
                                                       60,569               (1,260)              59,851                1,358
                                             --------------------------------------------------------------------------------
                                                       62,226                  247               61,437                2,944
                                             ================================================================================

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

     Consolidated Statements of Operations and Deficit

                                                                              2002                 2001                 2000
                                                                                 $                    $                    $

      Loss for the year under Canadian GAAP                                 (1,387)              (2,559)              (4,730)
      Mineral property, exploration and development
           expenditures (a)(b)                                              (3,486)              (3,017)             (16,207)
      Finance expense (b)                                                        9                    -                    -
                                                                  -----------------------------------------------------------
      Loss for the year under U.S. GAAP                                     (4,864)              (5,576)             (20,937)
                                                                  ===========================================================

      Basic and diluted loss per share after discontinued
           operations under Canadian GAAP (c)                                 0.03                (0.06)               (0.13)

      Basic and diluted loss per share under Canadian and U.S.
           GAAP - discontinued operations (c)                                    -                    -                (0.09)

      Basic and diluted loss per share under
           U.S. GAAP (d)                                                      0.11                (0.14)               (0.57)

      Consolidated Statements of Cash Flows

                                                                              2002                 2001                 2000
                                                                                 $                    $                    $

      Operating activities
      Under Canadian GAAP                                                     (803)              (1,358)              (3,154)
      Exploration and development expenditures (a)(b)                       (3,454)              (4,073)             (16,429)
                                                                  -----------------------------------------------------------
      Cash used for operating activities under U.S. GAAP                    (4,257)              (5,431)             (19,583)
                                                                  ===========================================================
      Financing activities
      Under Canadian and U.S. GAAP                                           1,854                3,010               10,258
                                                                  ===========================================================
      Investing activities
      Under Canadian GAAP                                                   (3,073)              (3,862)             (16,445)
      Exploration and development expenditures (a)(b)                        3,454                4,073               16,429
                                                                  -----------------------------------------------------------
      Cash provided by (used for) investing activities under
           U.S. GAAP                                                           381                  211                  (16)
                                                                  ===========================================================

     a) Under Canadian GAAP, mineral exploration and development expenditures are recorded at cost. Properties considered to be impaired, sold, abandoned or assessed not to contain economic reserves are written down. Under U.S. GAAP, all exploration costs are expensed as incurred until the Company has established economically recoverable reserves.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

     b) Under Canadian GAAP, the liability and equity components of convertible debt instruments are determined and shown separately. Under U.S. GAAP, convertible debt instruments are classified as debt with a portion of the proceeds allocated to equity to the extent that the conversion price of the debt at the grant date is less than the market price of the common shares at that date. The value attributed to equity accretion under U.S. GAAP is recorded by way of a charge to earnings using the interest method. Accretion charges are expensed in the statement of operations and deficit.

     Recent accounting pronouncements

     a)   Asset Retirement Obligations

          The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

          The CICA has approved, subject to written ballot, a new Handbook section, "Asset Retirement Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years
          beginning  on  or  after  January  1,  2004.  The  standard   requires
          recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding amount is added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect of adopting this standard, on January 1, 2004, has not yet been determined.

     b)   Impairment of Long-Lived Assets

          The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, "Impairment of Long-Lived Assets." This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

     c)   Hedging Transactions

          The CICA has issued Accounting Guideline 13, "Hedging Relationships," (AcG 13) which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG
          13. These amendments are expected to be finalized in the first half of 2003. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect of adopting this guideline has not yet been determined.

     d)   Accounting for Costs Associated with Exit or Disposal Activities

          The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

ITEM 18. Financial Statements

Not applicable.

ITEM 19. Exhibits

Exhibit No.     Description
-----------     -----------

1.1(1)          Certificate of Incorporation for the Company dated November 18,
                1985
1.2(1)          Memorandum of the Company dated November 12, 1985
1.3(1)          Certificate of Name Change for the Company dated June 1, 1990
1.4(1)          Special Resolution and Memorandum of the Company dated April 20,
                1990
1.5(1)          Special Resolution of the Company dated April 20, 1990
1.6(1)          Articles of the Company
1.7             Special Resolution and Altered Memorandum of the Company dated
                May 11, 2000
4.2             Tambogrande Option Agreement dated May 17, 1999 between the
                Company and Empresa Minera del Peru S.A.
4.3             Option Extension Agreement dated April 11, 2001 between the
                Company and Empresa Minero de Centro del Peru S.A. (formerly
                Empresa Minera del Peru S.A.)
4.4             Option Extension dated April 9, 2003 from Empresa Minero de
                Centro del Peru S.A.
4.5             Option Agreement dated February 17, 1998 between the Company and
                Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A.
                with respect to the Papayo joint venture concessions
4.6             Early termination of the Agreement of Assignment through
                exploration and purchase of mining rights dated June 5, 2001 between Compania de Exploraciones, Desarrollo e Inversiones
                Mineras S.A. and Compania Minera Manhattan S.A.
8.1             List of subsidiaries
12.1            Technical Report dated October 2001 with respect to the
                Tambogrande Project


--------
1 Incorporated by reference to the Company's annual report for the year ended December 31, 1994 on Form 20-F.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated:  May 20, 2003.

                                    MANHATTAN MINERALS CORP.



                                    /s/   Lawrence M. Glaser
                                    --------------------------------------------
                                    Name: Lawrence M. Glaser
                                    Title: Chief Executive Officer

                            SECTION 302 CERTIFICATION


I, Lawrence M. Glaser, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Manhattan Minerals Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c)  presented   in  this   annual   report  our   conclusions   about  the
          effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 20, 2003


                                 /s/ Lawrence M. Glaser
                                 -----------------------------------------------
                                 Lawrence M. Glaser
                                 President, Chairman and Chief Executive Officer (Principal Executive and Principal Financial Officer)

                            SECTION 906 CERTIFICATION

                  CERTIFICATION PURSUANT TO 18 U.S.C. ss.1350,

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Manhattan Minerals Corp. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof, I, Lawrence M. Glaser, President, Chairman and Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 20, 2003



                                 /s/ Lawrence M. Glaser
                                 -----------------------------------------------
                                 Lawrence M. Glaser
                                 President, Chairman and Chief Executive Officer (Principal Executive and Principal Financial Officer)