Form 20-F
period 2003-12-31
MANHATTAN MINERALS CORP
filed 2004-06-03
CIK 1004701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File No.  0-27350

Manhattan Minerals Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organisation)

Suite 350 - 885 Dunsmuir Street, Vancouver, BC, Canada V6C 1N5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each

Name of each exchange

Class

on which registered

None

None

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Title of each

Class

Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The number of common shares outstanding as of December 31, 2003;  57,348,841

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

Item 17  X

Item 18 _______

TABLE OF CONTENTS

GLOSSARY

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

B.

Capitalisation and Indebtedness

C.

Reasons for the Offer and Use of Proceeds

D.

Risk Factors

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

B.

Business Overview

C.

Organisational Structure

D.

Property, Plants and Equipment

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Results of Operations

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and Licences, Etc.

D.

Trend Information

E.

Off Balance Sheet Arrangements

F.

Tabular Disclosure of Contractual Obligations

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

B.

Significant Changes

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

B.

Plan of Distribution

C.

Markets

D.

Selling Shareholders

E.

Dilution

F.

Expenses of the Issue

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statement of Experts

H.

Documents on Display

I.

Subsidiary Information

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.A.

Audit Committee Financial Expert

ITEM 16.B.

Code of Ethics

ITEM 16.C.

Principal Accountant Fees and Services

PART III

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

SIGNATURE

EXHIBIT 8.1

EXHIBIT 12.1.

EXHIBIT 13.1.

NOTE REGARDING

FORWARD-LOOKING STATEMENTS

The statements in this annual report that are not based on historical facts are called “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear in a number of different places in this annual report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations and plans, forecasts of future costs and expenditures, the outcome of legal and other proceedings, and other expectations, intentions and plans that are not historical fact.  You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties.  Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions.  Some of these risks and assumptions include:

-

general economic and business conditions, including changes in interest rates;

-

prices and other economic conditions;

-

natural phenomena;

-

actions by government authorities, including changes in government regulation;

-

uncertainties associated with legal proceedings;

-

changes in the resources market;

-

future decisions by management in response to changing conditions, and

-

misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.  The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.  You should not place undue reliance on such forward-looking statements.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank in New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Years Ended December 31,
	1999	2000	2001	2002	2003

Average for the period	0.6746	0.6727	0.6446	0.6370	0.7205

The following table sets out the high and low exchange rates for one C$ expressed in terms of one US$ in effect at the end of the following periods.

	Years Ended December 31,
	November 2003	December 2003	January 2003	February 2003	March April 2003 2003
High for the Month	0.7708	0.7738	0.7880	0.7645	0.7645 0.7637

Low for the Month	0.7446	0.7460	0.7496	0.7439	0.7301 0.7301

As of May 26, 2004 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7297 (US$1.00=C$1.3705).

GLOSSARY

“Additional Agreement” means the “Convenio Adicional al Acuerdo de Bases” executed between INGEMMET, Minero Peru and BRGM in May 1981, consequent to the Base Agreement. The Additional Agreement governed the preparation of a feasibility study and the ownership, financing and development of a mining project on the Tambogrande Concessions.

“Agreements” means, collectively, the Base Agreement and the Additional Agreement.

“anomaly” means a local feature distinguishable in a geophysical or geochemical measurement over a larger area, of which said feature is considered capable of being associated with commercially valuable mineral deposits.

“Arbitration” means the process for conflict resolution between the parties to the Option Agreement, as defined in clause 16 of the Option Agreement, and in accordance with the Arbitration Court of the National Institute of Mining and Petroleum Law, and conducted in Lima, Peru.

“B-5” means the B-5 deposit, which is located on the Papayo Joint Venture Concessions, is subject to the terms of the Company’s option agreement with Cedimin and is an early stage project requiring a significant amount of additional drilling.

“Base Agreement” means the “Acuerdo de Bases” executed between INGEMMET and BRGM in October 1979, which governed the exploration and preparation of a pre-feasibility study on the Tambogrande Concessions by BRGM.

“BRGM” means the Bureau de Recherches Geologiques et Minieres and certain wholly- or partially-owned subsidiary companies known as Compagnie Francaise de Mines, BRGM S.A., BRGM Perou S.A.S. (formerly La Source Compagnie Minera S.A.S.), and La Source S.A.

“Canadian GAAP” means Canadian generally accepted accounting principles.

“cash operating costs” means gross operating costs plus waste stripping and metal inventory adjustments, and silver credits.

“Cedimin” means Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A., a wholly-owned subsidiary of the Buenaventura group of Companies.

“Centromin” means Empresa Minera de Centro del Peru S.A., formerly known as Minero Peru, a Peruvian company, wholly-owned by the Government of Peru.

“CMMP” means Compania Minera Manhattan, S.A.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means Common Shares in the capital of the Company.

“Company” means Manhattan Minerals Corp.

“cut-off grade” means the minimum grade of ore used to establish reserves.

“EMTG” means Empresa Minera Tambogrande S.A.

“Environmental Impact Assessment” or “EIA” means the environmental impact study regarding the Tambogrande Project that was prepared by Klohn Crippen Consultants Ltd.

“Feasibility Study” means the feasibility study regarding the Tambogrande Project prepared by AMEC E&C Services Ltd.

“g/t” means grams per metric tonne.

“GPMM” means Grupo Minera Manhattan, S.A. de C.V.

“gross operating costs” means mining, processing and mine administration costs incurred.

“INGEMMET” means Instituto Geologico Minero y Metalurgico, an agency of the Government of Peru.

“IRS” means the Internal Revenue Service.

“Lancones Concessions” means the property adjoining the Tambogrande Concessions primarily to the south and partially to the east and north, composed of a 100% interest in 56 concessions aggregating 50,500 hectares.  The concessions include the two Perla concessions of 1,900 hectares in the aggregate and the two Las Lomas concessions of 2,000 hectares in the aggregate.

“Manhattan” means the Company together with all of its subsidiaries.

“Mexican Subsidiaries” means, collectively, MMEX, GPMM, MMOP, MMAD and MMAS.

“Mineral Reserves” or “ore” means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Reserve” means that part of a measured or indicated ore resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  Mineral reserves are those parts of ore resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factor.  Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility.  The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.  Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves.  Mineral reserves fall under the following categories:

“proven mineral reserves” that part of a measured ore resource that is the economically mineable part, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves” means that part of an indicated and in some circumstances a measured ore resource that is the economically mineable part demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Under United States standards:

“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.

“economically,” as used in the definition of reserve, implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions.

“legally,” as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved.  However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

“proven or measured reserves” are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

“probable mineral reserves” are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.  The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources fall under the following categories:

“measured mineral resource”

means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource”

that part of a mineral resource for which quantity, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”

that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in this Registration Statement are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

Note to U.S. Investors.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

“Mineralisation” means material containing minerals of economic interest.

“Minero Peru” means Empresa Minera del Peru S.A., a Peruvian company wholly-owned by the Government of Peru.

“MMAD” means Minera Manhattan Administracion, S.A. de C.V.

“MMAS” means Minera Manhattan Servicios, S.A. de C.V.

“MMB” means Manhattan Minerals (Bermuda) Ltd.

“MMEX” means Minera Manhattan, S.A. de C.V.

“MMH” means Manhattan Minerals (Holdings) Ltd.

“MMOP” means Minera Manhattan Operaciones, S.A. de C.V.

“MMUS” means Manhattan Minerals (US) Ltd.

“MRDI” means MRDI Canada, a division of AMEC E&C Services Limited.

“MSCM” means Manhattan Sechura Compania Minera S.A.

“net smelter return royalty” or “NSR” means a royalty payment made by a producer of metals, usually to a previous property owner, based on gross mineral production from the property, less deductions of certain limited costs including smelting, refining, transportation and insurance costs.

“Option Agreement” means the “Option Agreement for the Incorporation of a Stock Company” and its Annex, the “Agreement for the Incorporation of a Stock Company”, between Minero Peru and the Company, which was executed on May 17, 1999 and governs the ownership, exploration and development of the Tambogrande Concessions.

“Papayo Joint Venture Concessions” means the property contiguous and to the south of the Tambogrande Concessions composed of seven concessions aggregating 3,200 hectares.

“Perla Concessions” means the property approximately 20 km west of the Tambogrande Concessions, comprising two concessions aggregating 1,900 ha.

“PFIC” means a passive foreign investment company.

“Reconnaissance” means a general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

“Share Compensation Plan” means the Company’s share compensation plan adopted October 24, 2001.

“strip ratio” means the ratio of the number of tonnes of waste that must be moved for one tonne of ore to be mined.

“Stock Option Plan” means the Company’s stock option plan, as amended.

“Supreme Decree” means a “Decreto Supremo”, which is the highest hierarchy law provision issued by the Peruvian Executive Power, and which has to be signed by the President of Peru and one, some or all of his Ministers. The only law provisions that have a higher hierarchy are the Constitution and the laws that are passed by the Peruvian Congress.

“TG-1” means the TG-1 deposit, which is a volcanogenic massive sulfide deposit containing gold, silver, copper and zinc located on the Tambogrande Concessions and subject to Arbitration of the Option Agreement.

“TG-3” means the TG-3 deposit, which is similar to the TG-1 deposit, located on the Tambogrande Concessions, one kilometre south of TG-1, and subject to Arbitration of the Option Agreement.

“Tambogrande Concessions” means, collectively, the ten mining concessions named Tambogrande 1 through 10, located in the district of Tambogrande, Province and Department of Piura, Peru, and subject to Arbitration of the Option Agreement.

“Tambogrande Deposit” means the pyritic volcanogenic massive sulphide deposit contained within the Tambogrande Concessions, and which is subject to Arbitration of the Option Agreement.

“Tambogrande Project” means, collectively, the Lancones Concessions and the Papayo Joint Venture Concessions, and the exploration and possible future development and exploitation of those concessions. It formerly included the Tambogrande Concessions.

“Tax Act” means the Income Tax Act (Canada).

“Technical Report” means the independent Qualified Person’s Review and Technical Report concerning the Tambogrande Project prepared by MRDI.

“total cash costs” means cash operating costs plus mine royalty costs incurred.

“TSX” means the Toronto Stock Exchange located in Toronto, Ontario, Canada.

“Treaty” means the Canada-U.S. Tax Convention, 1980.

“US GAAP” means United States generally accepted accounting principles.

“VMS” means volcanogenic massive sulphide.

PART I

In this document, references to “we”, “our”, “us”, the “Company” or “Manhattan” mean Manhattan Mineral Corp. and its subsidiaries unless the context of the sentence clearly suggests otherwise.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables set out selected consolidated financial data, which has been prepared based on Canadian GAAP and US GAAP.

Canadian GAAP

Years ended December 31 (Expressed in thousands of United States dollars, except share and per share amounts)

	2003 $	2002 $	2001 $	2000 $	1999 $

Revenue	-	-	-	-	-
Loss before discontinued operations	60,789	1,387	2,559	1,435	1,240
Basic and diluted Loss per share before discontinued operations	1.14	0.03	0.06	0.04	0.05
Net Loss	60,789	1,387	2,559	4,730	12,538
Basic and diluted Loss per share after discontinued operations	1.14	0.03	0.06	0.13	0.46
Total Assets	6,125	62,226	61,437	62,313	57,172
Net Assets	4,329	60,569	59,851	59,258	55,730
Long Term Debt	791	391	212	-	-
Cash dividend per share	-	-	-	-	-
Share capital	108,215	103,696	99,773	99,631	89,373
Equity component of convertible debt	235	235	-	-	-
Warrants	957	957	-	-	-
Special warrants	-	-	3,010	-	-
Deficit	105,108	44,319	42,932	40,373	33,643

US GAAP

Years ended December 31 (Expressed in thousands of United States dollars, except share and per share amounts)
2003 $	2002 $	2001 $	2000 $	1999 $

Revenue	-	-	-	-	-
Loss before discontinued operations	3,683	4,864	5,576	17,642	12,533
Basic and diluted Loss per share before discontinued operations	0.07	0.11	0.14	0.48	0.46
Net Loss	3,683	4,864	5,576	20,937	22,420
Basic and diluted Loss per share after discontinued operations	0.07	0.11	0.14	0.57	0.82
Net Assets	(394)	(1,260)	1,358	3,782	14,461
Total Assets	1,177	247	2,944	6,837	17,903
Long Term Debt	566	241	212	-	-
Cash dividend per share	-	-	-	-	-
Share capital	108,354	103,835	99,912	99,770	89,512
Beneficial conversion feature	376	376	-	-	-
Warrants	957	957	-	-	-
Special warrants	-	-	3,010	-	-
Deficit	101,111	106,428	101,564	95,988	75,051

Eight Quarters Prior to December 31, 2003 (Canadian GAAP) (Expressed in thousands of United States dollars, except share and per share amounts) Quarters ended
2003	2002
Dec 31 $	Sep 30 $	June 30 $	Mar 31 $	Dec 31 $	Sep 30 $	June 30 $	Mar 31 $
Revenue	-	-	-	-	-	-	-	-
Net loss	59,853	307	304	325	349	292	471	275
Basic and diluted loss per share	1.13	0.01	0.01	0.01	0.00	0.01	0.01	0.01

Manhattan does not have preferred shares.  Manhattan has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends.  The future dividend policy will be determined by Manhattan’s board of directors on the basis of earnings, financial requirements and other relevant factors.

B.

Capitalisation and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

An investment in Manhattan’s Common Shares is subject to the risks and uncertainties inherent in Manhattan’s business.  Any investor should consider the following factors, as well as other information set forth in this annual report, in connection with an investment in Manhattan’s Common Shares.  If any of the risks described below occur, Manhattan’s business, results of operations and financial condition could be adversely affected.  In such cases, the price of Manhattan’s Common Shares could decline, and investors could lose all or part of their investment.

The Company is engaged in the exploration and development of mineral deposits.  These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.  The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations, foreign currency and operating in foreign countries.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure.  Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  The Company does not currently maintain insurance against political or environmental risks.  Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

Foreign currency risks

The Company uses the U.S. dollar as its functional and reporting currency, and therefore fluctuations in exchange rates between the U.S. dollar and other currencies may affect the results of operations and financial position of the Company.  The Company does not currently have any foreign currency or commercial risk hedges in place.

Operations in Peru are predominately conducted in U.S. dollars, except local salaries and expenses which are paid in Peruvian soles.  The Peruvian currency has remained relatively stable compared to the U.S dollar over the last four years.  However, deterioration of the U.S. dollar against the Peruvian currency may have an adverse effect on the Company’s cash flow.

The Company also has exposure to the Canadian dollar as it holds a significant amount of its funds in Canadian dollars due to the majority of its equity financings having been in Canadian dollars.  Fluctuations in the exchange rate between the Canadian and U.S. dollar may have a favourable or unfavourable impact on the Company’s financial condition.

Tambogrande Concessions and Arbitration with Centromin

On December 10, 2003, Manhattan was notified that Centromin (formerly Minero Peru) had decided that Manhattan was not compliant with the terms of the Option Agreement concerning the Tambogrande Concessions.  In the first quarter of 2004 Manhattan notified the Peruvian Mining Law Institute and Centromin, that it had elected to proceed with Arbitration regarding its compliance with the terms of the Option Agreement with Centromin.  As of May 28, 2004, both Manhattan and Centromin had nominated their respective arbitrators in the proceedings.  The Company contends that it was prevented form complying with the terms of the Option Agreement as a result of security issues in the region of operations; Centromin was responsible for ensuring security under the terms of the Option Agreement.  These proceedings will last approximately 6 months, and the Company can give no assurance as to the outcome of the Arbitration.  If the Arbitration is unsuccessful, the Company may or may not progress with further legal action against Centromin.

On December 31, 2003, Manhattan wrote down its entire investment in the Tambogrande Concessions even though the Arbitration proceedings are ongoing.  With the removal of the asset from the financial accounts of the Company, Manhattan has as well removed all references to mineral reserves and resources which had been previously determined for these concessions.

In the event Manhattan is successful in the arbitration process, there can be no assurance that the Company will be able to meet the terms of the Option Agreement, or that Manhattan will proceed with the Tambogrande Concessions.

A part of the Tambogrande Deposit underlies the town of Tambogrande. Current Peruvian legislation provides that any mining methods used will not physically affect the town nor harm its citizens, and that the tailings will not affect the agricultural areas surrounding the town. In addition, under the Option Agreement (which is currently subject to Arbitration), Manhattan is required to guarantee that it will observe those same conditions.  The implications of the location of the town of Tambogrande in relation to the Tambogrande Deposit for the exploration, development and exploitation of the Tambogrande Concessions cannot be completely assessed at this time.  The Company has worked closely with community leaders to establish a co-operative, mutually beneficial relationship with the area residents in an effort to ensure that impacts are minimised.

Political instability in Peru may negatively affect the Company’s ability to continue operations in Peru

Manhattan is subject to risks normally associated with the exploration for and development of mineral properties in Peru, which include, but are not limited to, possible political or economic instability and government actions that may adversely affect the operations of Manhattan.

On February 27 and 28, 2001, the Company’s exploration camp and demonstration housing units located in Tambogrande was extensively damaged during a protest march, instigated by a small group of politically motivated persons. The damage was estimated at $1,003,000 of which the Company obtained $680,000 in an insurance settlement. All technical data was duplicated off-site as a normal precaution and, therefore, there was no loss of continuity for completion of the TG-1 Feasibility Study and Environmental Impact Assessment. Although drill core was lost, it was fully logged and photographed, and samples are retained off site.

To ensure the security of drill core from any future drilling program, Manhattan intends to centre any future work in the city of Piura, in northern Peru, rather than in the town of Tambogrande.  In addition, Manhattan will continue to maintain all the assay original sample intervals for the drill core in secure premises located in the City of Vancouver, British Columbia, Canada.

There is no assurance that the Company will not be subject to further political or economic instability and/or government actions that may adversely affect its operations.

Manhattan has observed that social instability at its project sites is linked to political instability in the country of Peru, and social stability can not be forecast.  During 2003, the EIA review process, mandated by and organised by the Government of Peru, was subject to suspension due to security issues, and in the opinion of the Company, this security issue has not been resolved.

The Company has a history of losses and has generated little revenue from mineral operations to date.

The Company has accumulated net losses of approximately $105,108,000 through December 31, 2003, and has generated little revenue from mineral operations during its nineteen (19) year existence.  There can be no assurances that significant additional losses will not occur in the near future or that the Company will generate any revenues from mining operations or be profitable in the future.  The Company anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years as it adds the consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties.  The amounts and timing of expenditures will depend on the Company’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as properties enter into commercial production, if al tall, and generate sufficient revenues to fund its continuing operations.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  There can be no assurance that the Company will generate any revenues or achieve profitability.

The Company will need additional financing

The Company’s operations currently do not provide any cash flow.  In the past the Company has relied on sales of equity securities to meet its cash requirements.  There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments, or that additional equity financing will be available on terms acceptable to the Company, or at all.

Property acquisitions or changes in the scope of the Company’s operations will require additional funding.  The Company’s operational budget is based in part on estimates provided by independent contractors.  In the past these estimates have proven to be less than amounts ultimately paid by the Company, largely resulting from changes in the project.  Failure of the Company to obtain additional financing, if and as required, on a timely basis could delay some or all of the Company’s projects.

Construction of any of the projects may require that the Company raise substantial project financing.  The Company has not previously completed financing of a development project and a financing of this magnitude will be dependent on a large number of factors beyond the Company’s control, including the state of financial and equity markets, interest rates, currency exchange rates, commodity prices, energy prices and other factors.  Failure by the Company to finance any of the projects could materially adversely affect the Company’s future financial performance.  The Company’s cash position is sufficient for less than 6 months operations.

The Company has no mineral producing properties and it is in exploration stage

The Company is an exploration-stage company.  With the removal of the Tambogrande Concessions from the assets of the Company, there are no known ore reserves on the Company’s properties and any work program on the properties would be an exploratory search for ore grade mineralization.  There can be no assurance that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

The exploration for and development of mineral deposits is a speculative venture that involves substantial risks.  There is no certainty that the expenditures to be made by the Company will result in discoveries of commercially viable mineral deposits.  Few properties that are explored are ultimately developed into producing mines.  The Company has no plant or equipment located on any of its sites.  Major expenses may be required to establish ore reserves, develop metallurgical processes, construct mining and processing facilities at a particular site and establish the required infrastructure (i.e., electricity and roads).  In exploring its properties, the Company may be subjected to an array of complex economic factors and accordingly, there can be no assurance that feasibility studies will be carried out on any of its properties or that results projected by any feasibility study will be attained in the event that the Company commences production on any of its properties.

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

The Company’s operations are subject to all of the hazards and risks normally incident to mineral exploration, mine development and operation, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.  The Company’s activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests.  Hazards such as unusual or unexpected formations, pressures or other conditions may also be encountered.

Increased competition in the minerals industry could adversely affect the Company

The minerals industry is intensely competitive and the Company competes with other companies that have greater financial, human and technical resources.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties

There can be no assurance that the Company will be successful in obtaining additional required funding in order to conduct additional exploration, if warranted, on the Company’s exploration properties or to develop Mineral Resources on such properties, if commercially mineable quantities of such Mineral Resources are located thereon.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties.

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

As of mid May, 2004, the Congress of the Republic of Peru was considering the imposition of a new Mining Net Smelter Royalty ranging between 1% and 3%, depending upon gross revenues of operating mines.  If this Net Smelter Royalty is imposed by the Government of Peru, then this could have a material adverse impact on any new mine development of the Company in Peru.

The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting the Company’s financial position

The nature of the risks the Company faces in the conduct of its business and operations are such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company’s financial position.

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

All phases of Manhattan’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulations will not adversely affect Manhattan’s operations.

Measurement Uncertainty

The Company has invested a total of $2,712,000 in its Papayo property interests. In order to maintain those property interests in good standing, the Company is required to meet certain financial and non-financial obligations for the Papayo Concessions by July 15, 2004.

In the event that the Company does not fulfil its financial and non-financial obligations by the due date, the Company’s property interest may be deemed impaired, necessitating a write-down of up to $2,712,000, which amount would be charged to the statement of operations.

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

Uncertainty of Title

Third parties may dispute the Company’s rights to its mining and other interests.  While the Company has investigated title to all its property interests and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.

Potential project sites may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Company may be affected by undetected defects.  Such claims or defects could materially adversely affect one or more of the projects and the Company’s financial performance.

There is currently a conflict on the title of the Tambogrande Concessions between the Company and Centromin.  This conflict is currently subject to Arbitration Proceedings, and the outcome of these proceedings can not be forecast.

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

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future.  There can be no assurance that the Company’s board of directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Company’s Common Shares in the foreseeable future, if at all.

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries’ directors, officers, insiders and key employees options to purchase Common Shares as non-cash incentives to those employees.  Such options may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects.

Volatility of Common Share Price and Volume

The Common Shares are listed for trading in the Toronto Stock Exchange.  Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all.  The market price of the Common Shares may be affected significantly by factors such as changes in the Company’s operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration stage public companies such as the Company and general market conditions.  In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalisation exploration companies similar to the Company, have experienced wide fluctuations which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies.  There can be no assurance that future fluctuations in the price of the Company’s shares will not occur.

Adverse Tax Consequences to U.S. Shareholders Resulting From the Company’s PFIC Status

The Company believes that it is qualified as a passive foreign investment company (“PFIC”) for the fiscal year ended December 31, 2003 and may qualify as a PFIC in the future with respect to U.S. Holders of the Company’s common shares because the only source of income is interest, a passive source of income under the PFIC rules.

See Item 10 Additional Information – Taxation – United States Federal Income Tax Consequences for a more detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

Potential Inability to Enforce U.S. Judgments against the Company or its Officers and Directors

The Company is incorporated under the laws of the Province of British Columbia, Canada and, all of the Company’s directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated as a British Columbia company on November 18, 1985 under the name Riggins Resources Ltd. The Company changed its name from Riggins Resources Ltd. to Manhattan Minerals Corp. on June 1, 1990.

The Company’s head office and registered and records office is situated at Suite 350-885 Dunsmuir Street, Vancouver, BC, V6C 1N5. The Company is a reporting issuer in each of the Provinces of British Columbia, Alberta, Manitoba and Ontario. The Common Shares have been listed on the TSX since July 13, 1994 and were listed on the Vancouver Stock Exchange from June 13, 1988 to February 28, 1997.  The Company voluntarily de-listed from the Vancouver Stock Exchange on February 28, 1997.

The principal expenditures of the Company are related to its mineral property concessions located in Peru.  During the years end December 31, 2003, 2002 and 2001 capital expenditures on these concessions were $2,264,000 (approximately 10% in Canada and 90% in Peru), $3,454,000 (approximately 35% in Canada and 65% in Peru) and $4,073,000 (approximately 22% in Canada and 78% in Peru) respectively.  The 2003 expenditures consisted of costs for conducting social and environmental workshops and community relations programs, as well as Peru-based general and administrative costs, while in 2002 and 2001 expenditures related to the completion of the EIA and Feasibility study on the TG-1 deposit and Peru-based general and administrative expenditures.

Current expenditures include Arbitration on the Tambogrande Concessions, new project examination and evaluation, annual mineral concession fees on existing properties in Peru, and general and administrative expenses.

The Company relies principally on equity financing to fund its projects and expenditures.

There has been no indication of any public takeover offers by third parties in respect of the Common Shares or by the Company in respect of other companies’ shares during the last or in the current financial year.

The Company was not involved in any bankruptcy, receivership or similar proceedings, nor was it a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets, since December 31, 2002 through the date of this Annual Report.

B.

Business Overview

Manhattan is engaged in the acquisition, exploration and future development of natural resource properties. Manhattan’s primary focus has been in northern Peru, where its principal mineral properties are located.  Manhattan is now also examining properties for acquisition outside of Peru.

Manhattan commenced the acquisition of its interest in the Tambogrande Project in 1993, has carried out exploration drill programs in 1999 and 2000, has delivered to the Government of Peru an Environmental Impact Assessment (EIA) and completed a final draft Feasibility Study on the TG-1 deposit located within the Tambogrande Concessions, which are currently subject to an Arbitration proceeding.  The review of the Environmental Impact Assessment by the Government of Peru was suspended by the Government of Peru due to security issues, in November 2003.  These security issues are the basis of an Arbitration proceeding against Centromin regarding the Option Agreement.   The Company anticipates that if it is successful with its Arbitration, the Government of Peru will resume the official EIA review process as soon as it resolves the security situation.

In the years ended December 31, 2003, 2002 and 2001, the Company did not have any active operations that generated revenues.

C.  Organisational Structure

As at December 31, 2003, the Company had four wholly owned subsidiaries, namely, MMB, MMH, both of which are companies incorporated in Bermuda, and CMMP and MSCM, both of which are Peruvian corporations.

D.  Property, Plants and Equipment

Tambogrande Project

(a)

Introduction

The Company holds interests in the Tambogrande Project located in the district of Tambogrande, in the Department of Piura in northern Peru.  The regional capital, Piura, is 40 km southwest, and Lima lies about 865 km south.  The project area is 50 km south of the Ecuadorian border.  The Project currently covers 60,100 ha. and comprises 63 mining concessions.  These are divided into two sub-projects: the Lancones Concessions and the Papayo Joint Venture Concessions.  The Papayo Concessions contain the B-5 project.  The Company previously held the Tambogrande Concessions which comprised part of the Tambogrande Project and contain the TG-1 and TG-3 deposits.  The Company is engaged in an Arbitration proceeding regarding the Tambogrande Concessions.

The following diagrams illustrate the location of the Tambogrande Project:

Country Location Map

Departmental Location Map

The Company commissioned MRDI to provide for the Tambogrande Project an independent Qualified Person’s Review and Technical Report, as defined in National Instrument 43-101 (“NI 43-101”) of the Canadian Securities Administrators, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the “Technical Report”).  This report was completed in October 2001. The report is summarised below, while excluding any reference to the reserves and resources of the Tambogrande Concessions, which are currently subject to Arbitration with Centromin.

(b)

Summary

The deposits in the Tambogrande Project are pyritic volcanogenic massive sulphide deposits.  These mid-Cretaceous deposits lie proximal to dacite extrusive rocks, overlying mafic volcanic rocks.  They are graben hosted and typically mineralogically zoned.  The deposits are composed of a central pyritic core, flanking sphalerite/chalcopyrite/pyrite zone, and a basal chalcopyrite/pyrite zone.  In addition, the TG-1 deposit on the Tambogrande Concessions contains a late stage supergene copper enriched massive sulphide zone at the top and margins of the sulphides.  TG-1 also contains a late stage auriferous exhalative baritic unit that overlies the sulphides and comprises the oxide zone at TG-1.

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

The climate reflects its proximity to the equator (5° South latitude) and the Pacific Ocean (90km).  The area is warm and dry with abundant sunshine.  A hot and humid season occurs from January to March, and the dry season is from April to December.  Temperatures during the dry season may rise to 35º C in the daytime and are typically accompanied by cool desert nights.  The area is subject to El Nino events resulting in extremely high rainfall.

Current administrative facilities consist of offices for communication and engineering functions in Piura, which receives daily commercial air service from Lima.

(d)

Claims and Ownership

Manhattan’s land position currently covers two concession blocks: the Lancones Concessions and the Papayo Joint Venture Concessions. The Lancones Concessions occupy 50,500 ha.  Manhattan owns a 100% interest in these concessions. In March 2000, Manhattan acquired 1,900 ha. in two concessions called the Perla Concessions.  These lie about 20 km west of the Tambogrande Concessions and are commonly referred to as part of the Lancones Concessions.  The second block is the Papayo Joint Venture Concessions, which cover 3,200 ha.  Manhattan has been granted an option to earn a 51% interest in these lands from Cedimin, a wholly owned subsidiary of Compañía de Minas Buenaventura S.A.

Tambogrande Concessions- Subject to Arbitration

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

On October 14, 1993, BRGM entered into a letter of intent with Manhattan pursuant to which BRGM granted Manhattan the option to acquire a 52.5% aggregate interest (70% of BRGM’s interest) in the Tambogrande Concessions.

On July 30, 1996, BRGM and Manhattan entered into an agreement, as modified by a letter of amendment dated February 11, 1997, that exercised the option in the letter of intent and set out the rights and obligations regarding the transfer, exploration and development of the Tambogrande Concessions.

On March 12, 1997, Manhattan purchased the balance of BRGM’s interest in the Tambogrande Concessions for $23 million, which increased Manhattan’s interest in the concessions from 52.5% to 75%.  On April 8, 1997, BRGM conveyed its entire 75% interest in the Tambogrande Concessions arising under the Base Agreement and the Additional Agreement to the Company.  The transfer of the interest to the Company was subject to the approval of the Government of Peru, which was obtained.

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

The Option Agreement governs the ownership, exploration and development of the Tambogrande Concessions and includes the following provisions:

-

Centromin granted Manhattan a three-year option period.  On April 11, 2001, the term of the Option Agreement was extended for a period of one year to May 31, 2003; there were no other changes to the provisions of the Option Agreement.  On April 9, 2003, Centromin granted a further one year extension for the exercise of the option until May 31, 2004.  Under the terms of the extension, the Government of Peru requested that the qualifying conditions be met by December 1, 2003.  Other terms of the Option Agreement remain unchanged.

-

In addition, under the terms of the most recent extension, Manhattan was required to meet two qualifying conditions by December 1, 2003, prior to exercising the option: (i) it must operate a mining complex with an average treatment capacity of 10,000 tonnes per day, and (ii) it must have net assets of at least $100 million.  Manhattan may qualify directly or through a company that may own, directly or indirectly, a 25% interest in Manhattan or any subsidiary of Manhattan.

-

In the event that the option was exercised, Manhattan and Centromin woul incorporate a mining company, EMTG, which would be owned 75% by Manhattan and 25% by Centromin.  EMTG would acquire 100% of the Tambogrande Concessions from Centromin and would develop and operate the mining project.

On December 10, 2003, Centromin informed Manhattan that they had ruled that Manhattan had not met the requirements of the Option Agreement, and that the Option Agreement was dissolved, with ownership of the Tambogrande Concessions reverting to Centromin.  Manhattan has started Arbitration Proceedings on the Option Agreement against Centromin, stating that Centromin was in default of the Option Agreement by failing to provide sufficient security to enable Manhattan to complete its requirement under the terms of the Option Agreement.  As of May 14, 2004, both parties have nominated their respective arbitrators.  This process is estimated to take an additional 6 months to resolve.

On December 31, 2003 Manhattan wrote down its investment in the Tambogrande Concessions.

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

Papayo Joint Venture Concessions

Manhattan was granted an option by Cedimin in November 1997 to acquire up to a 100% interest in Cedimin’s Papayo property.  The property comprises seven concessions aggregating 3,200 ha and lies contiguously to the south of the Tambogrande Concessions

In June 2001, Cedimin granted a 15 month extension to Manhattan’s option agreement.  In December 2003 Manhattan was granted a further 6 month extension.  The new term extends the time period for exercising the option to July 15, 2004. The Company can earn a 51% interest in the property by spending $4,950,000 in exploration expenditures and making a one-time $50,000 payment to exercise the option that expires on July 15, 2004. In addition, it must make payments aggregating $300,000 to Cedimin ($250,000 paid) prior to the exercise of the option. If Cedimin elects not to proceed, the Company may earn a further 29% interest in the property by funding Cedimin’s 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the remaining balance of 20% for consideration of $5,000,000.

(e)

History

The Tambogrande area was first known in the mining community for its iron occurrences, and it was not until 1977 that geochemically anomalous base metals were discovered through an exploration program run by BRGM with the co-operation of Instituto Geológico Minero y Metalurgico (“INGEMMET”).  Self-potential geophysical surveys conducted in 1978 indicated the presence of conductive anomalies and two drill holes established the presence of a massive sulphide body with pyrite, chalcopyrite and sphalerite.  In 1979, the Base Agreement was signed between INGEMMET and BRGM to explore the project and prepare a pre-Feasibility Study.

During 1979 and 1980, BRGM carried out a gravity survey, an induced polarization survey, a drilling program, geostatistical studies and a technical-economic pre-feasibility study.  In 1981, the Additional Agreement was signed between INGEMMET, Minero Peru (Centromin’s predecessor) and BRGM to prepare a Feasibility Study and to finance and develop the project.  However, no subsequent work was undertaken at such time because of legal, political and investment conditions in Peru.

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

Preliminary metallurgical testing was undertaken by BRGM in 1978.  Polished section studies showed that pyrite is the most abundant mineral. Pyrite occurs as fine-grained, polycrystalline masses or as automorphic crystals.  Chalcopyrite occurs both within pyrite grains and intergranularly.  It also occurs as exsolution blebs in sphalerite. Small amounts of galena, tetrahedrite and covellite are also present.  The preliminary flotation tests showed that copper and zinc concentrates could be reasonably produced.  Additional metallurgical tests were done by BRGM in 1980.  These tests suggested that finer grinding (about 20 µm) would be necessary for good recovery of metal values by differential flotation.

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

(g)

District Geology

The Tambogrande Deposits located on the Tambogrande Concessions are hosted by the lower Mid-Cretaceous basalt-dominated Ereo Formation.  Most of the understanding of the Ereo volcanic stratigraphy in the Tambogrande district comes from exploration drill holes.  This unit mainly comprises flow breccia units and is overlain and locally intercalated with an intermediate to felsic section consisting of andesite and lesser dacite flow and fragmental rocks.  The dacitic deposits form dome complexes typically coincident with underlying basaltic highs.  All massive sulphides found to date overlie tuffaceous dacite units within basins flanked by dacitic domes.  Andesitic rocks overlie the felsic section as amygdaloidal lavas, flow breccias and debris flows.  Basaltic pillow lavas and amygdaloidal flows cap the sequence.

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

(h)

Deposit Types

The Tambogrande Deposits are examples of volcanogenic massive sulphide (“VMS”) deposits.  These are essentially pyritic massive sulphides with zones of chalcopyrite and sphalerite and are usually precious metal-bearing.  These deposits occur within tectonically (growth fault) controlled volcanic or volcaniclastic basins in active volcanic regions associated with rifting environments (e.g., back-arc or intra-arc areas of an island arc system).  Host rocks are typically mafic to intermediate volcanic rocks, felsic volcanic and volcaniclastic units, subaqueous fine- to coarse-grained epiclastic deposits and fine-grained marine sedimentary rocks (shales, mudstones, and siltstones).  Commonly the deposits are capped by an exhalative layer (iron formation, sulphate – barite, anhydrite, and chert).  The deposit form is massive to lensoidal and variable layered.

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

(i)

Exploration

Manhattan’s exploration program focussed on the systematic evaluation of gravity anomalies.  These anomalies can represent massive sulphide deposits, and Manhattan differentiated, analysed and prioritised their potential value as a target for exploration drilling by using three-dimensional modelling techniques.  Since 1996, Manhattan has completed numerous gravity surveys at regional (500 m and 250 m separations) and detailed (50m to 100 m separations) levels.

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

Manhattan’s exploration program in 2000 focussed primarily on in-fill drilling of the TG-1 deposit and drilling at the B-5 deposit.  Exploration spending during 2000 was $7.9 million.  Since 1999, Manhattan has invested more than $25 million (inclusive of administrative costs) in exploration and development in the Tambogrande region.

The TG-1 deposit and a majority of the gravity anomalies drilled to date occur within the Tambogrande Concessions, which are currently subject to Arbitration proceedings.

During 2003 the Company limited its exploration activities to the Papayo Concessions, consisting dominantly of three dimensional modelling of new geophysics data acquired during 2003 for the entire Project area.  This included three dimensional inversion modelling of numerous known and newly discovered gravity anomalies.

(j)

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

(k)

Mineralization

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

(l)

Mineral Resources and Mineral Reserve Estimates

With the December 31, 2003 write-down of the Tambogrande Concessions from the assets of the Company, the Company has no Mineral Resources or Mineral Reserve Estimates.

(m)

Mineral Processing and Metallurgical Testing

None.

(n)

Environmental Impact Assessment (EIA)

In December 2002 the Company submitted its Environmental Impact Assessment (EIA) for the Tambogrande Project. Klohn Crippen Consultants prepared this report, with support from a number of International and Peruvian consultants and contractors.

The Government of Peru suspended the EIA review process in October 2003 as a result of security issues pertaining to the public audiences.  The Government of Peru has stated publicly that the EIA review on the TG-1 project will not resume until the outcome of the Arbitration proceedings is known.  The EIA for the TG-1 project contains important information which is relevant to any possible future mine development on the Lancones and Papayo Concessions, although any mine development on these concessions would require a new EIA dedicated to that possible future project.

(o)

Feasibility Study & Finance Plan

The final draft Feasibility Study for the Tambogrande TG-1 deposit was completed in September 2002. The work has been carried out by AMEC E&C Services Limited (AMEC). Klohn Crippen Consultants Ltd. also had input into the study.  Progress on this draft Feasibility Study into a final Feasibility Study has been halted as a result of security issues, and will resume if Manhattan is successful in its Arbitration, and once the security issues have been resolved.

In October 2003 Manhattan contracted CIBC World Markets to complete a Finance Plan on the TG-1 project.  Completion of a Finance Plan was a requirement of the Option Agreement.   The Finance Plan was delivered to Centromin on December 1.  The results of the Finance Plan were positive.  In the event Manhattan is not successful in its Arbitration on the Tambogrande Concessions, a new Feasibility Study and Finance Plan will be required for any possible future mine development on the Lancones or Papayo Concessions.

(p) Mexico

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

ITEM 5.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion of the financial position and operating results of the Company for the years ended December 31, 2003 and 2002 should be read in conjunction with the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in Canada. The Company also provides a reconciliation of these financial statements to accounting principles generally accepted in the United States, as described in Note 12 of the consolidated financial statements.  All monetary amounts are in United States dollars unless otherwise stated.

The Management’s Discussion and Analysis (“MD&A”) contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended.  All statements, other than statements of historical fact included herein, including without limitation, statements regarding resources and future plans of the Company are forward looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.   See “Item 3.D – Risk Factors.”

A.

Results of Operations

The following table sets forth selected consolidated financial information for the last three completed fiscal years (in thousands of U.S. dollars, except per share amounts which are in Canadian dollars):

	As at or for the year ended December 31
	2003	2002	2001
Revenues	$ -	$ -	$ -
Corporate general and administrative	1,040	1,357	1,387
Writedown (recovery) of Tambogrande project	59,294	(48)	371
Loss for the year	60,789	1,387	2,559
Loss per share – basic and diluted	1.14	0.03	0.06
Total assets	6,125	62,226	61,437
Long-term liabilities	791	363	-
Shareholders' equity	4,329	60,569	59,851

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2003 (in thousands of U.S. dollars, except per share amounts which are in Canadian dollars):

	Quarter ended				Year ended
2003	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31

Revenues	$ -	$ -	$ -	$ -	$ -
Expenses	325	304	307	59,853	60,789
Loss	325	304	307	59,853	60,789
Loss per share – basic and diluted	0.01	0.01	0.01	1.13	1.14

	Quarter ended				Year ended
2002	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31

Revenues	$ -	$ -	$ -	$ -	$ -
Expenses	275	471	292	349	1,387
Loss	275	471	292	349	1,387
Loss per share - basic and diluted	0.01	0.01	0.01	0.01	0.03

Year ended December 31, 2003 compared to year ended December 31, 2002

The Company recorded a loss in 2003 of $60,789,000 ($1.14 per share) compared to a loss of $1,387,000 ($0.03 per share) in 2002.  The loss in 2003 is primarily attributable to a write-down of the Company’s Tambogrande Concessions of $59,294,000, as a result of Centromin’s decision on December 10, 2003 that the Company had not met the requirements of the qualifying conditions of the Tambogrande Option Agreement, and that the agreement was therefore terminated.  The Company has notified Centromin that it disputed the decision and has commenced arbitration proceedings.  The Company recorded general and administrative expenses of $1,040,000 in 2003 compared to $1,357,000 in 2002, representing a decrease of $317,000 in 2003.  The decrease was a result of continued cost cutting measures at the Company’s Canadian head office and Peruvian field office.

During 2003, the Company recorded an accretion charge of $324,000, compared to $51,000 in 2002, on its convertible promissory notes issued in October 2002.  The charge has been recorded as financing expense in the statement of operations.  In addition, a foreign exchange loss of $104,000 arising from the retranslation of the convertible debt at December 31, 2003 was charged to the statement of operations.

Quarter ended December 31, 2003 compared to quarter ended December 31, 2002

For the three months ended December 31, 2003, the Company recorded a loss of $59,853,000 compared to a loss of $349,000 for the same period in 2002.  The increase is due to the $59,294,000 write-down of the Tambogrande Concessions as discussed above, as well as a foreign exchange loss of $104,000 arising from the retranslation of the convertible debt at December 31, 2003.

Year ended December 31, 2002 compared to year ended December 31, 2001

The Company recorded a net loss of $1,387,000 in 2002 compared to a loss of $2,559,000 in 2001.  The decrease in 2002 was a result of several costs incurred in 2001 that were not incurred in 2002, including $773,000 in corporate office severance costs, a $371,000 write-down of the Tambogrande Concessions, and a foreign exchange loss of $121,000.  The write-down of the Tambogrande Concessions was based on the difference between the estimated damage incurred at the Company’s exploration camp and demonstration housing units located in Tambogrande in 2001, compared to preliminary insurance settlement proceeds.  The insurance claim was fully settled in 2002 and the Company received $48,000 more in insurance proceeds than previously estimated.

Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles as described in note 3 to the December 31, 2003 consolidated financial statements.  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  These estimates are based upon historical experience and various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain.  Actual results may differ from those estimates.

The following is a discussion of the Company’s critical accounting policies which include treatment of exploration expenditures or valuation of mineral property interests, foreign currency translation, stock-based compensation, and asset retirement obligations.

(i)  Exploration expenditures

Exploration properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration, establishing mineral reserves, and implementing profitable operations.

During the year ended December 31, 2003, management evaluated its mineral properties and determined that the underlying value of its Tambogrande Concessions was impaired and that a write-down was necessary.  The values of its Papayo and Lancones Concessions were determined not to be impaired.

(ii)  Foreign currency translation

The Company’s subsidiaries are integrated foreign subsidiaries.  Monetary items are translated at the rates prevailing at the balance sheet date while non-monetary items are translated at historical rates.  Revenues and expenses are translated at average rates in effect during applicable accounting periods, except for amortization which is translated at historical rates.  Gains and losses on foreign exchange translation are recorded in the statement of operations.

(iii)  Stock-based compensation

In the first quarter of 2004, the Company will adopt the fair value method of accounting for stock based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.

This change in accounting, which will be adopted retroactively, is expected to decrease net earnings by the fair value of the stock options granted in 2004.

(iv)  Asset retirement obligations

Effective January 1, 2004, the Company will be required to adopt the new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations will be recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability will be accreted over time through periodic charges to earnings. In addition, the asset retirement cost will be capitalized as part of the asset’s carrying value and amortized over the asset’s useful life.

Based on the past activities on the Company’s mineral properties, the Company anticipates that the adoption of this accounting standard will have no material effect on the Company’s financial statements in 2004.

B.

Liquidity and Capital Resources

At December 31, 2003, the Company had working capital of $157,000 compared to a working capital deficit of $1,035,000 at December 31, 2002.  Working capital included cash and cash equivalents of $1,083,000 at December 31, 2003 compared to $71,000 a year earlier.  The increase in cash balances was provided by the Company’s financing activities as described below.  Cash was used on operating and investing activities.

Cash of $922,000 was used for operating activities in 2003, compared to $803,000 in 2002.  Operating activities consisted mainly of corporate general and administrative expenses.

Investing activities totalled $2,268,000 in 2003 compared to $3,073,000 in 2002.  During 2003, the Company spent $2,264,000 on exploration and development expenses, primarily at Tambogrande, compared to $3,454,000 in 2002.  In 2002, these expenses included costs for the preparation and finalization of a draft feasibility study and an environmental impact assessment and local general and administrative costs, while in 2003, these expenses included costs for social and environmental workshops, community relations programs, and local general and administrative expenses.

At December 31, 2003, total assets decreased to $6,125,000 from $62,226,000 at December 31, 2002, primarily due to the write-down of the Tambogrande Concessions as described above.

In 2003, the Company raised $2,793,000 (net of issue costs) in a private placement of 6,130,814 units, each unit consisting of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price Cdn.$0.85 until May 16, 2005.  In connection with the financing, the Company paid a cash commission of 7% of the gross financing proceeds and issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of Cdn.$0.70 per share until May 16, 2005.

In 2003, the Company raised a further $1,163,000 from the exercise of 2,191,067 warrants and $152,000 from the exercise of 325,290 stock options.

In October 2002, the Company issued 2,364 units, each unit comprising one Cdn.$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (Cdn.$2,364,000).  The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable.  Each share purchase warrant entitles the holder to purchase one common share at a price of Cdn.$0.51 up to October 16, 2005.  The Company may redeem the notes by repaying the principal amount plus a redemption premium of 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.  In accordance with Canadian generally accepted accounting principles, the convertible notes have been split between their liability and equity components.

At May 28, 2004, the Company had 57,718,041 common shares outstanding and the following share purchase warrants outstanding:

Number of Warrants	Exercise Price (C$)	Expiry Date
1,500,000	$4.50	June 15, 2004
3,774,543	$0.51	October 16, 2005
3,059,401	$0.85	May 16, 2005
8,333,944

At May 14, 2004, the Company also had 2,115,560 stock options outstanding.  These options are exercisable at prices ranging from C$0.15 to C$1.18 per share and expiring mostly between June 2006 and April 2009.  See “Item 4.D - Trend Information.”

C.

Research and Development, Patents and Licences, etc.

See “Item 4.D - Property, Plant and Equipment”, for a review of the Company’s exploration and development activities.

D.

Trend Information

Outlook

Over the past five years, the Company has directed most of its personnel and financial resources on its Tambogrande Concessions in Peru.  Notwithstanding Centromin’s ruling to terminate the Tambogrande Option Agreement on December 10, 2003, and the Company’s current efforts to arbitrate against this ruling, the Company is currently focusing on its other properties in Northern Peru, including the Papayo and the Lancones Concessions, and on acquisitions of properties outside of Peru.

The Papayo Concessions are located south of the Tambogrande Concessions.  The Company was granted an option by Compañia de Exploraciones, Desarrollo e Inversiones Mineras S.A. (“Cedimin”), a wholly-owned Peruvian subsidiary of Buena Ventura.  In June 2001, Cedimin granted the Company a 15-month extension to January 15, 2004 for exercising the option (“Cedimin Option”).  In December 2003, Cedimin granted the Company a further extension to July 15, 2004 for exercising the option.  The Company can earn a 51% interest in the property by spending $4,950,000 in exploration expenditures.  As of December 31, 2003, $2,712,000 has been spent on the Papayo Concessions as well as $269,000 of allocated indirect general and administrative costs.  In addition, the Company must make payments aggregating $300,000 to Cedimin prior to the exercise of the option.  As of December 31, 2003, $250,000 has been paid.

If the Company exercises the Cedimin Option, and if Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin’s 49% cost share of the next $10,000,000 in property expenditures.  Subsequently, the Company may acquire the remaining 20% for consideration of $5,000,000.

The Company is also evaluating gold and base metal exploration and development properties in other countries, and seeks to make one or more acquisitions if suitable properties become available to the Company.  There can be no assurance however, that any such properties will become available to the Company or that the terms to acquire such properties will be acceptable to the Company.

In order to fund all or any of its activities, the Company will have to obtain external financing, either through the public or private sales of equity or debt securities of the Company, or through the outright sale of, or through the offering of joint venture or other third party participation in, its Papayo and/or Lancones Concessions.  The Company is currently in discussions with prospective lenders to obtain financing for its current obligations.  The Company’s cash position is sufficient for less than 6 months operations.

Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities, or relinquish its entire interests in the Papayo and/or Lancones Concessions.  There is also no assurance that the Company will be successful in the arbitration process relating to the Centromin ruling on the Tambogrande Concessions.  The Company anticipates that this process may take up to twelve months for a resolution, if any.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.  The Company’s working capital at December 31, 2003 was $157,000 which is not sufficient to satisfy general and administrative activities and property obligations aggregating approximately $3.3 million in 2004.  Therefore, unless the Company is successful in raising sufficient capital during 2004, there is substantial doubt about the Company’s ability to continue as a going concern.

E.       Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that require disclosure under this Item 5.

F.        Tabular Disclosure of Contractual Obligations

The following summarizes the Company’s contractual obligations at December 31, 2003, and the effect such obligations are expected to have on its liquidity and cash flows in future periods (in thousands of U.S. dollars):

Payment Due by Period

Less

More

Contractual

than 1

 1-3

3-5

than 5

Obligations

Total      years

years

years

Convertible Promissory Notes

    -

1,823

   -

   -

Operating Lease Obligations

   30

     93

   -

   -

Other Long-Term Liabilities Reflected

on the Company's Balance Sheet under GAAP

    -

     -

   -

   -

Other Long-Term Liabilities Not Reflected on

the Company's Balance Sheet

2,219

   630

 420

  (1)

Total

(1)

For Papayo and Lancones concessions, annual land payments of US$210,000 continue for as long as the Company wishes to maintain these concessions.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The names of the directors and executive officers of the Company as at December 31, 2003 and all positions and offices held with the Company, as well as their term of office are as follows:

Name	Principal Occupation	Served as Director since	Served as Officer since	Other Office Held with the Company
Lawrence M. Glaser (48)	Executive Chairman of the Company	2001	2001	President/CEO until March 31, 2004
John Clarke (54)	President and Chief Executive Officer of Nevsun Resources Ltd.	2001	N/A	None
Craig A. Roberts(1) (46)	Vice-President Corporate Finance, Pacific International Securities Inc.	2001	2001	Corporate Secretary Until June 23, 2003
Horng Dih Lee (2) (43)	Chief Financial Officer	-	2003	Corporate Secretary

(1)

Mr. Roberts resigned as director effective April 28, 2004

(2)

Mr. Lee resigned as Chief Financial Officer and Corporate Secretary effective March 15, 2004.

The term of office of directors and executive officers is one year, and the current term expires June 29, 2004. The directors are elected annually at the Company’s Annual General Meeting and, subsequent to their election, they appoint the executive officers for the ensuing year.  Management generally nominates the directors and executive officers.

There are no arrangements or understandings with major shareholders, customers or others, pursuant to which any person referred to above was selected as a director or member of senior management.  There are no family relationships between any two or more directors or executive officers.

B.  Compensation

The following table sets forth a summary of the total compensation paid to, or earned by, the Company’s senior management and directors for the year ended December 31, 2003.

Name and Principal Position		Annual Compensation			Long Term Compensation			All Other Compensation (C$)
					Awards		Payouts
	Year	Salary (C$)	Bonuses (C$)	Other Annual Compensation (C$)	Securities Under Options/ SARs Granted (#)	Restricted Shares Or Share Units (C$)	LTIP Payouts (C$)
Lawrence M. Glaser Chairman, President, CEO	2003	245,210(1)	34,916(2)		190,850	0	0	0
John A. Clarke (3) Director	2003	0	0	0	50,000	0	0	11,588
Craig Roberts (4) Director	2003	0	0	0	50,000	0	0	17,725
Peter F. Tegart (5) Director	2003	0	0	0	150,000	0	0	6,515
Horng Dih Lee (6) Chief Financial Officer & Corporate Secretary	2003	62,769	15,000(7)	0	100,000	0	0	0
Richard D. Allan (8) V.P. Engineering	2003	33,293	0	0	0	0	0	0

Notes:

(1)

Dr. Glaser’s base salary is US$175,000 per year.  Dr. Glaser has elected to receive US$100,000 in cash, and US$ 75,000 in shares of the Company calculated generally on a quarterly basis from the employee share compensation plan, valued at a market price of the stock on the date prior to each grant.  In 2003, Dr. Glaser was granted 53,418 shares at a market value of C$0.98 per share and 80,452 shares at a market value of C$0.31 per share from the employee share compensation plan as the equity component of his base compensation, equivalent to US$56,750.  The average US$/C$ exchange rate for 2003 was 1.4012.

(2)

In 2003, Dr. Glaser was granted a year end performance bonus of US$25,000, all of which was paid in shares of the Company from the employee share compensation plan.  Dr. Glaser was issued 112,632 shares valued at the market price of the stock of C$0.31 per share.

(3)

Mr. Clarke’s fees as a director of the Company for 2003 were C$ 11,588, consisting of a retainer to serve on the board of directors of C$5,000, a retainer for serving as Chairman of the Compensation Committee of C$588, C$3,000 for attending board meetings, and C$3,000 for attending meetings of the Audit and Compensation Committees.  Mr. Clarke was paid in lieu of cash payments of C$7,000 9,859 shares valued at the market price of C$0.71 per Common Share.

(4)

Mr. Roberts’ fees as a director of the Company for 2003 were C$17,725, consisting of a retainer to serve on the board of directors of C$5,000, a retainer as Chairman of the audit committee of C$2,000, Annual Corporate Secretary fee of C$4,725, C$3,000 for attending board meetings and C$3,000 for attending meetings of the Audit and Compensation Committees.  Mr. Roberts resigned as a director on April 28, 2004.  During 2003 Mr. Roberts was paid in lieu of cash payments C$13,000 18,310 shares valued at the market price of C$0.71 per Common Share.

(5)

Mr. Tegart was a director of the Company from May 2003 to November 11, 2003.  During this period Mr. Tegart’s fees as a director of the Company were C$6,515, consisting of a retainer to serve on the board of directors of C$2,500, C$2,250 for attending board meetings and C$1,500 for attending meetings of the Audit Committee.  Prior to being a director, Mr. Tegart acted as a consultant to the Company and accrued a fee of C$6,420 which was satisfied in 2004 by the issuance of 16,895 Common Shares of the Company at a market price of C$0.38 per share.

(6)

Mr. Lee’s employment commenced on June 23, 2003.  He resigned as Chief Financial Officer and Corporate Secretary effective March 15, 2004.

(7)

In 2003, Mr. Lee was paid a year end performance bonus of $15,000, of which $7,500 was paid in cash and the remainder was paid in shares of the Company from the employee share compensation plan.  Mr. Lee was issued 24,194 shares valued at the market price of the stock of $0.31 per share.

(8)

Mr. Allan’s employment ceased on February 28, 2003.

In 2003, options to purchase 565,850 Common Shares were granted to the incumbent and former officers and directors of the Company, as set out below:

Optionee	Number Options	C$ Exercise Price	Expiry Date
P.Tegart (1)	150,000	$0.71	November 11/04
L. Glaser	40,850	$0.79	January 22, 2008
L.Glaser	150,000	$0.71	May 30, 2008
C. Roberts	75,000	$0.71	May 30, 2008
J. Clarke	50,000	$0.71	May 30, 2008
H. D. Lee	100,000	$0.69	June 23, 2008
Total	565,850

Stock Option Plan

The purposes of stock option plan, as amended (the “Stock Option Plan”), are: (i) to provide an increased incentive for the Company’s directors and employees to contribute to the future success and prosperity of the Company; (ii) to retain, attract and motivate the qualified managers that the Company requires; and (iii) to provide a long-term-incentive element in overall compensation.  It is generally recognised that a stock option plan such as the Company’s aids in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.  Under the Stock Option Plan, selected directors, officers and key employees of, and other persons providing ongoing services to, the Company and its affiliates shall be eligible to be granted options to acquire in the aggregate a maximum of 7,929,000 Common Shares.  Options will be eligible for exercise for a period of up to five years from the date they are issued and will be issued based on the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to issuance.

Share Compensation Plan

On October 24, 2001, the Company adopted the Share Compensation Plan to allow the Company to issue up to an aggregate of 2,000,000 Common Shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments.  Shareholder approval of the Share Compensation Plan was obtained at the Company’s Annual General and Extraordinary Meeting held on June 19, 2001, and regulatory approval was received from the Toronto Stock Exchange on December 5, 2001.  At the Company’s Annual General and Extraordinary Meeting held on May 30, 2003, shareholders approved the addition of 2,000,000 Common Shares reserved for issuance under the Share Compensation Plan, such that the specified maximum number of Common Shares issuable in the past and in the future is increased from 2,000,000 to 4,000,000 Common Shares.  To date, there has been an aggregate of 2,633,313 Common Shares issued pursuant to the Share Compensation Plan to employees, directors and officers of the Company.

Other Incentive Plans

The Company has no other incentive plans, and no cash or non-cash compensation was paid or distributed to executive officers under any other incentive plan during the most recently completed financial year.

Compensation Committee

The Compensation Committee is responsible for succession planning, matters of compensation to executive officers, and the review of options and shares granted under the Stock Option Plan and the Share Compensation Plan.

C.  Board Practices

At December 31, 2003, the Company’s board of directors (the “Board”) comprised three persons including two directors who were not officers or employees of the Company and were unrelated to management.  Lawrence M. Glaser, the President and Chief Executive Officer of the Company at that time, was the management member of the Board.  The majority of the Board were “unrelated directors” on December 31, 2003, as that term is defined in the Company Manual of the Toronto Stock Exchange.

The Board is empowered by the Company’s incorporating documents and by-laws to manage or supervise the management of the affairs and business of the Company.  The Board is not involved in the day-to-day activities of the Company. The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to committees of the Board.

Except for Bryan Morris, who joined the Board on April 28, 2004, and Peter Guest who joined the Board on May 28, 2004, the members of the Board were elected at the Company’s 2003 Annual General Meeting of Shareholders.  The term of office of each of the current directors will expire at the conclusion of the Company’s 2004 Annual General Meeting of Shareholders on June 29, 2004.  See also “Item 6.A Directors and Senior Management.”

Board of Directors (as on May 28, 2004)

Peter Guest -

President and Chief Executive Officer

Lawrence Glaser -

Executive Chairman

John Clarke -

Director

Bryan Morris -

Director

The Board has assumed general responsibility for the development and monitoring of corporate governance issues.

The Board is actively involved in establishing corporate strategies and monitoring the achievement thereof, including the optimization of the performance of the Company’s current operations and acquisitions.  The Board monitors the performance of current operations, holding quarterly and special meetings and reviews and approves the annual operating and financial budget presented by management.  Consideration and approval of material acquisitions and dispositions is carried out by the full Board.  Outside consultants and professionals are engaged and report to the Board as required.

The Company maintains structures and procedures to ensure that the Board is able to function independently of management.  Aside from maintaining a majority of independent members on the Board, the Board is able to call and conduct meetings without members of management, and it is able to meet without management present during regularly scheduled meetings.  The Board also maintains an executive search committee of which a majority of the members are not members of management.  Although at this time the Chairman of the Board is also a member of management, it is the intent of the Board to separate these positions through the work of the Search Committee.

The Board has identified the principal risks associated with the Company’s business.  These risks, and the steps taken to minimize such risks, are reviewed on an ongoing basis at the regularly scheduled quarterly meetings of the Board.

The Board has delegated responsibility for communication with the public and the Company’s shareholders to its Chief Executive Officer and its Executive Chairman.  Procedures are in place to ensure timely dissemination of information about the Company. Any significant shareholder concerns that may be communicated to the above persons are communicated to the Board at its regularly scheduled quarterly meetings.

A program for succession of management and training has not been adopted.  Given the availability of trained personnel in the international mining community and the size of the Company, this trained pool of personnel will be accessed to fill vacancies as required.

The Company is a junior company that is still in the growth stage and accordingly, a variety of technical, legal and financial experience at the Board level is important.  When it is determined that additional expertise is required on the Board, a number of candidates are considered and the full Board assesses proposed nominees.  The decision to nominate or appoint an additional director is taken by the Board as a whole.  The Search Committee is responsible for reviewing candidates to the Board of Directors, and all officers of the Company.  This committee makes recommendations to the full Board of Directors.  Unsolicited candidate recommendations made from outside the company to management are initially referred to the Search Committee for review.

The performance of the management team is reviewed annually by the Compensation Committee in the context of the Company’s success in meeting its objectives, which are established as part of the review and approval of the annual operating and financial budget.  In addition, the Compensation Committee periodically reviews the compensation paid to members of the Board and makes recommendations to the Board regarding the compensation of the directors.

The implementation of and adherence to the Code of Ethics accepted by the Company and all directors enables an  individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.

No directors have service contracts with the Company,

Committees of the Board of Directors

Compensation Committee

As of May 28, 2004, the Compensation Committee of the Board is currently comprised of two unrelated directors, who are John A. Clarke and Bryan Morris, and one related director, who is Lawrence Glaser.  Mr. Clarke is Chairman of the Committee.  The Compensation Committee is responsible for succession planning, the level and form of compensation to senior officers and directors, and the review of options granted under the Stock Option Plan and Common Shares issued under the Share Compensation Plan.  The Board of Directors is actively recruiting additional independent members to the Board who can serve on the Compensation Committee.

Audit Committee

As of May 28, 2004, the Audit Committee of the Board is currently comprised of two directors, John A. Clarke and Bryan Morris.  The Audit Committee oversees the Company’s financial reporting process and internal controls and consults with management and the Company’s independent auditors on matters related to the annual audit, accounting principles and the audit procedures being applied.  The Board of Directors is actively recruiting additional independent members to the Board who can serve on the Audit Committee.

Environmental Committee

As of May 28, 2004, the Environmental Committee consists of four members, Bryan Morris, John A. Clarke, Peter Guest, and Lawrence M. Glaser.  The Board has adopted an environmental policy in accordance with the recommendations of the Mining Association of Canada, which is monitored by the Environmental Committee.  The Chief Executive Officer of the Company, on behalf of the Environmental Committee, reports to the Board on a quarterly basis, which enables the Board to monitor the effectiveness of compliance with the environmental policy.

Search Committee

A Search Committee of the Board consisting of two independent directors, John A. Clarke and Bryan Morris, and one related director, Lawrence M. Glaser, has been established to search for suitable candidates to be nominated to the Board.  The Search Committee does use independent executive search and recruitment advisors in this process.

D.  Employees

At December 31, 2003, the Company had approximately eleven employees, four in Vancouver and seven in Peru.  The employees in Vancouver consisted of two senior management and two administrative personnel.  The Peru employees consisted of one senior management, one financial personnel, one lawyer, one administrative staff, three technical personnel.

In 2002, the Company had approximately 20 employees, three in Vancouver and seventeen in Peru.  The Employees in Vancouver consisted of one senior management and two administrative personnel.  The Peru employees consisted of one senior management, two financial personnel, two lawyers, six administrative staff, three technical personnel, with the remainder involved with community relations.

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

All employees are non-unionised.

E.         Share Ownership

As of May 28, 2004, the Company had 57,718,041 common shares issued and outstanding.  As of May 28, 2004, the Company’s directors and officers included in Item 6.B. of this Form 20-F beneficially owned the following number of the Company’s common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Lawrence Glaser	1,440,900 (2)	2.5%
John Clarke	273,248 (3)	*
Craig A. Roberts	388,395 (4)	*
Richard D. Allan	12,275 (5)	*
Peter Tegart	499,361 (6)	*
Horng Dih Lee	74,194 (7)	*

All officers and directors as a group(1)	1,714,148 (8)	2.9%

_______________

* Indicates less than one percent (1%).

(1) Mr. Roberts and Mr. Tegart resigned as directors effective April 28, 2004 and November 11, 2003, respectively.  Mr. Lee resigned as Chief Financial Officer and Corporate Secretary and Mr. Allan resigned as Vice President Engineering effective March 15, 2004 and February 28, 2003, respectively.  For these reasons, the common shares beneficially owned by Mr. Roberts, Mr. Tegart, Mr. Lee and Mr. Allan have been excluded from the calculation as to the total number of common shares beneficially owned by all of our officers and directors as a group.

(2) Includes (a) 200,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.91 per common share that expire on June 19, 2006; (b) 75,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.71 per common share that expire on November 9, 2006; (c) 37,500 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.55 per common share that expire on December 17, 2007; (d) 40,850 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.79 per common share that expire on January 22, 2008; (e) 124,410 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.71 per common share that expire on May 30, 2008; and (f) 37,085 common shares subject to warrants which are immediately exercisable at an exercise price of C$0.85 per common share that expire on May 16, 2005.

(3) Includes (a) 150,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$1.15 per common share that expire on May 16, 2007; (b) 25,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.47 per common share that expire on September 18, 2007; and (c) 50,000 common shares subject to stock options which are exercisable within sixty (60) days of May 30, 2008 at an exercise price of C$0.71 per common share that expire on May 30, 2008.

(4) Includes (a) 150,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.91 per common share that expire on June 19, 2006; (b) 75,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$1.15 per common share that expire on May 16, 2007; (c) 25,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.47 per common share that expire on September 18, 2007; and (d) 37,500 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.71 per common share that expire on May 30, 2008.

(5) This number represents that amount last reported to the Company on February 14, 2003.

(6) With the exception of common shares subject to stock options, this number represents that amount last reported to the Company on September 7, 2003.  Includes 75,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.71 per common share that expire on November 11, 2004.

(7) With the exception of common shares subject to stock options, this number represents that amount last reported to the Company on February 29, 2004.  Includes 50,000 common shares subject to stock options which are exercisable within sixty (60) days of May 28, 2004 at an exercise price of C$0.71 per common share that expire on March 15, 2005.

(8) Includes (a) 702,760 common shares subject to stock options that are exercisable within sixty (60) days of May 28, 2004, and (b) 37,085 common shares subject to warrants that are immediately exercisable.

Please see “Item 6.B. – Compensation”, for option information relating to the Company’s directors and officers.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Based upon information known to the Company and upon a review of public filings made by certain of the Company’s shareholders related to its common shares, the following shareholders owned greater than 5% of the Company’s common shares as of May 28, 2004:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Dundee Precious Metals Inc.	4,314,000 (1)	8.2% (1)
David W. Tice & Associates, LLC	3,214,286 (2)	5.6% (2)
Prudential Bear Funds, Inc.	3,214,286 (2)	5.6% (2)

_____________

(1) As reported in a Schedule 13G filed with the SEC by Dundee Precious Metals Inc. on February 27, 2003.

(2) As reported in a Schedule 13G filed with the SEC jointly by David W. Tice & Associates, LLC and Prudential Bear Funds, Inc. on February 10, 2004.  Includes 1,071,429 common shares subject to warrants that are immediately exercisable.

Such shareholders’ voting rights do not differ in any way from those of the Company’s other shareholders.

As at May 20, 2004, there were 121 holders of record of the Company’s Common Shares of which 69 were U.S. residents owning 17,034,961 (29.51%) of the Company’s outstanding shares.

To the extent known to the Company, it is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s).  There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B.    Related Party Transactions

At December 31, 2003, the Company had a loan receivable of US$9,000 from Craig Roberts, a director of the Company at that time.  None of the other directors or senior officers of the Company, or associates or affiliates of the foregoing persons, is indebted to the Company.

At December 31, 2003, the Company owed the following amounts to the following directors or former directors for outstanding directors fees and consulting fees: C$4,588 to John Clarke, C$4,725 to Craig Roberts and C$8,800 to Peter Tegart.   These outstanding amounts were satisfied in February 2004 through the issuance of 12,073, 12,435 and 23,158 Common Shares respectively, from the Company’s Share Compensation Plan.

During the year ended December 31, 2003, the Company issued 140,887 shares to Peter Tegart with a value of $73,000 as compensation for consultancy services performed.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See : “Item 17 - Financial Statements”.

Legal Proceedings

Manhattan has notified Centromin Peru that it had decided to commence Arbitration proceedings to dispute a breach of the terms of the Option Agreement by Centromin.  The proceedings are scheduled to take up to 6 months from May 28, 2004, and there is no assurance that the Company will reach a successful resolution.  Other than the above Arbitration proceedings, Manhattan is not the subject of any legal proceedings material to Manhattan to which Manhattan is a party or to which any of its properties is subject and no such proceedings are known to be contemplated.

Dividend Policy

Since its incorporation, Manhattan has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to the Common Shares.  Earnings will be retained to finance further growth and development of the business of Manhattan.  However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of Manhattan.

B.   Significant Changes

On May 16, 2003, the Company issued 6,130,814 units, each unit composed of one Common Share and one-half of one Common Share purchase warrant for total gross proceeds of $2,896,000.  In connection with the financing, the Company paid a commission of cash in the amount of 7% of the gross proceeds of the financing and 401,464 broker warrants, each broker warrant entitling the holder to purchase one Common Share at a price of C$0.70 per share.  Proceeds from this financing are being used to fund ongoing work on the Tambogrande Project and for working capital purposes.

In November 2003, the Peruvian Ministry of Energy and Mines suspended the Public Review Audiences which are a critical component of the EIA review process for the TG-1 Project.  These Audiences were suspended as a result of threats of physical violence against the organizers of various meetings.  The Ministry of Energy and Mines, to this date, has not indicated to the Company, when these Audiences will be re-scheduled.

On December 1, 2003, Manhattan delivered to Centromin, the final draft feasibility study for the TG-1 Project, a Final Finance Plan, and evidence that it had entered into an agreement with a mining company who the Company believed met the requirements of the Option Agreement.  However, on December 10, 2003, Centromin disclosed to the Company that it had ruled that Manhattan had not met the requirements of the Option Agreement.

Manhattan informed Centromin that it was commencing Arbitration proceedings under the Option Agreement. As a result of this decision by Centromin, the Company wrote down its entire investment in the Tambogrande Concessions on December 31, 2003, despite ongoing Arbitration.

On May 28, 2004, the Company nominated and elected Dr. Peter Guest as President and Chief Executive Officer of the Company, and as a member of the Board of Directors.  Mr. Bryan Morris was elected to the Board as an Independent Director on April 28, 2004.

ITEM 9.     THE OFFER AND LISTING

A.   Offer and Listing Details

The following tables set forth the closing high and low prices in Canadian dollars on The Toronto Stock Exchange for each of the periods indicated below for the Company’s Common Shares:

Month/Year

High

Low

(C$)

(C$)

Past Six Months

May 1 – 28, 2004

0.18

0.12

April 2004

0.30

0.16

March 2004

0.33

0.27

February 2004

0.39

0.32

January 2004

0.42

0.32

December 2003

1.00

0.31

November 2003

1.30

0.485

Two Most Recent Financial Years (Quarterly)

2004

First Quarter

0.42

0.27

2003

Fourth Quarter

1.47

0.31

Third Quarter

1.18

0.53

Second Quarter

0.83

0.60

First Quarter

1.14

0.67

2002

Fourth Quarter

1.04

0.32

Third Quarter

1.05

0.47

Second Quarter

1.81

0.92

First Quarter

1.34

0.68

Five Most Recent Financial Years

2003

1.47

0.31

2002

1.81

0.32

2001

2.01

0.45

2000

5.95

1.55

1999

4.55

1.45

On May 27, 2004, the closing sale price of the Common Shares on the TSX was C$ 0.15

B.   Plan of Distribution

Not applicable.

C.   Markets

The Company’s Common Shares are presently being traded on the Toronto Stock Exchange in Canada.  The Company currently has no direct means for trading in the United States.

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

The Company’s Articles provide that, subject to the provisions of an ordinary resolution, the directors themselves as such may from time to time determine the remuneration of the directors.

The Articles state that a director shall not vote in respect of any contract or transaction with the Company in which he is interested, but he may be counted in the quorum present at the meeting at which such vote is taken.

The Articles state that, subject to any restrictions (of which there are none currently) which may from time to time be included in the Company’s Memorandum or Articles, the directors may in their discretion authorize the Company to borrow any sum of money and may raise and secure the repayment of such sum in such manner and upon such terms and conditions, in all respects, as they think fit.

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

Limitations on the Right to Own Securities

The Company’s Articles do not provide for any limitations on the rights to own securities.

Shareholder Ownership Disclosure

The Company’s Articles do not contain any provision governing the ownership threshold by which shareholder ownership must be disclosed.

C.   Material Contracts

Tambogrande Option Agreement

On May 17, 1999 the Company entered into an Option Agreement with Centromin (formerly Minero Peru) under which Manhattan acquired an option to earn a 75% interest in the Tambogrande Concessions by completing a feasibility study and a financing plan, with the option to elect to proceed with the development of the Tambogrande Concessions.  The Company was required to meet two qualifying conditions prior to exercising the option:  the Company must operate a mine that has an average treatment capacity of 10,000 tonnes per day and the Company must have net assets of at least $100 million.  The Company was able to  qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.  In the event that the Company exercised the option, the Company and Centromin would incorporate a mining company, EMTG, which would be owned 75% by the Company and 25% by Centromin.  EMTG would acquire 100% of the Tambogrande Concessions and would develop and operate the project.  The Company would be required to arrange the debt financing required by EMTG for the development of the project, including Centromin’s share, and would contribute the entire equity financing required by EMTG.

The Company had agreed that the mining methods to be used would not physically affect the town of Tambogrande, nor cause damage to its population.  In addition, the tailings would be located in areas that would not affect the surrounding agricultural areas.

On April 11, 2001, the term of the option agreement between the Company and Centromin was extended for a period of one year to May 31, 2003.  On April 9, 2003, Centromin granted a further one year extension for the exercise of the option until May 31, 2004.  Under the terms of the extension, the Government of Peru had requested that the qualifying conditions be met by December 1, 2003.  Other terms of the Option Agreement remained unchanged.

This Option Agreement is currently under Arbitration between Centromin and Manhattan, and Manhattan is seeking to demonstrate that Manhattan was prevented from complying with all terms of the Agreement as a result of security issues in the region of operations.  Centromin had a contractual obligation to provide security in the area covered by the Option Agreement, to enable Manhattan to conduct its business.  This Aribtration will take about an additional six months from May 28, 2004 and its outcome is significant to the Company, although the Company has already written down its entire investment in the Tambogrande Concessions.

Papayo Option Agreement

On February 17, 1998, the Company entered into an Option Agreement with Cedimin with respect to the Papayo Joint Venture Concessions.  In June 2001, Cedimin granted a 15-month extension to the Option Agreement.  In December 2003, the Company was granted a further 6 month extension.  The new term extends the time period for exercising the option to July 15, 2004.  The Company can earn a 51% interest in the Papayo Concessions by spending $4,950,000 in exploration expenditures (of which $2,712,000 has been spent as of December 31, 2003) and making a one-time $50,000 payment to exercise the option.  In addition, the Company must make payments aggregating $300,000 to Cedimin (of which $250,000 has been paid already), subject to payment in full prior to the exercise of the option.  If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin’s 49% cost share of the next $10 million property expenditures.  Subsequently, the Company may acquire the balance of 20% of the property for consideration of $5 million.

D.   Exchange Controls

There are currently no governmental laws, decrees, regulations or other legislation of Canada, which affects the import or export of capital, including the availability of cash and cash equivalents for use by the Company.  For a general discussion of the remittance of dividends, interest or other payments to non-resident holders of the Common Shares.  See “E. Taxation”.

E.   Taxation

Canadian Income Tax Considerations

The following summarises the principal Canadian federal income tax considerations applicable to the holding and disposition of Common Shares by a holder of one or more Common Shares (the “Holder”) who is resident in the United States of America for the purposes of the Canada-US Tax Convention, 1980 (the “Treaty”) and holds the Common Shares solely as a capital property.  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof, and on the current provisions of the Treaty.  It has been assumed that all currently proposed amendments to the Tax Act will be enacted as proposed and there is no other relevant change in governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the Holder on the Holder’s Common Shares.  Under the Treaty, the rate of withholding tax is, if the Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, 5%, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Tax Act, a Holder will not be subject to Canadian capital gains tax on any capital gain realised on actual or deemed disposition of a Common Share, including a deemed disposition on death, provided either that the Holder did not hold the Common Share as a capital property used in carrying on a business in Canada, or that neither the Holder or persons with whom the Holder did not deal at arm’s length alone or together owned 25% or more of the issued shares of any class of the Company or options to acquire the same, at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be relieved by the Treaty from such liability. The Canada Revenue Agency takes the position that U.S. limited liability corporations (“LLC”) do not receive the benefit of the Treaty and, therefore, a Holder that is an LLC will be liable for Canadian tax on disposition of a Common Share.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Memorandum and Articles or any other constituent documents of the Company on the right of foreigners to hold or vote the Common Shares of the Company.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Company.

U.S. Holders.

As used herein, a “U.S. Holder” means a holder of common shares issued by the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Company to U.S. Holders.

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits.  To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend not Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Company would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Company was not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Company may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares.

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.  As discussed below, the Company believes it is a PFIC.

Management Believes Company is a Passive Foreign Investment Company.

General Discussion.  Management of the Company believes it qualifies as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2003, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.  As stated above, management of the Company believes it satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2003 and anticipates meeting both of these tests in the fiscal year that will end on October 31, 2004.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Company while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Company’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Company, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Company’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Company’s shares.  Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  The Company has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of the Company’s common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by the Company while it is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the Company’s voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Company.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s shares.

Other Considerations for U.S. Holders.

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of the Company’s common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Company’s common shares to be treated as ordinary income rather than capital gain.

The corporation does not believe that it currently qualifies as a FIC.  However, there can be no assurance that it will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Company’s common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Company’s earnings and profits attributable to the common shares sold or exchanged.

If the Company is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that it will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement of Experts

Not applicable.

H.   Documents on Display

All documents referred to in this Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

Manhattan Minerals Corp.

Suite 350 – 885 Dunsmuir Street

Vancouver

British Columbia

V6C 1N5

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov, and such information can be inspected and copies ordered at the public reference facilities maintained by the SEC at the following locations:

Judiciary PlazaRoom 1024 Washingtion, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

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

We are exposed to foreign currency exchange rate risk.  Our reporting currency is the U.S. dollar.  We hold financial instruments primarily denominated in U.S. dollars or Canadian dollars.  A depreciation of the Canadian dollar against the United States dollar will decrease the fair value and an appreciation of the Canadian dollar against the U.S. dollar will increase the fair value of such financial instruments.  Our financial instruments that may be sensitive to foreign currency exchange rate fluctuations are held in the form of deposits.  As at December 31, 2003, C$ 1,329,761 was held on deposit with Canadian chartered banks.

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

In the most recent financial year 2003, the Company reported a foreign exchange loss of $20,000, which is not material to the operations of the Company.  The Company is subject to fluctuations of market interest rates only for its cash reserves.  The Company has no debt instruments which are subject to interest payments.  In the financial year 2003, the Company had an interest income of $10,000, which is not material to the operations of the Company.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses, and the Company does not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

The Company has non-interest bearing convertible debentures outstanding.  The conversion terms for the holders of the convertible debentures, as described in “Item 5.B - Liquidity and Capital Resources”, are influenced by the value of the Common Shares on the Toronto Stock Exchange.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART I

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Common Shares

ITEM 15.  CONTROLS AND PROCEDURES

A.

Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of the its management, including its Executive Chairman, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures under the Securities Exchange Act of 1934, as amended.  Based upon that evaluation, the Executive Chairman concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in timely altering it to the material information relating to it (or its consolidated subsidiaries) required to be included in the reports it files or submits under the Securities Exchange Act of 1934, as amended.

There were no significant changes made in the Company’s internal controls during the period covered by this report or, to management’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.  Management, including its Executive Chairman, does not expect that the Company’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

B.

Changes in internal control over financial reporting.

On June 23, 2003, the Company appointed H.D. Lee as its Chief Financial Officer; however, Mr. Lee resigned from this position on March 12, 2004.  With the exception of Mr. Lee’s appointment, during the period covered by this report no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the filing of this report, Manhattan’s board of directors had not made a determination as to whether it has at least one audit committee financial expert serving on its audit committee.  The Company believes that John Clarke and Bryan Morris are “independent” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16 B.  CODE OF ETHICS

The Company has adopted a code of ethics that applies to its executive officers, a copy of which is available upon request, without charge, by delivering a letter of request to Manhattan Minerals Corp. Suite 350 – 885 Dunsmuir Street, Vancouver, British Columbia, Canada.  V6C 1N5.

ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers, LLP (“PWC”), audited the Company’s books and records for the years ended December 31, 2003 and December 31, 2002.

Audit Fees

Fees billed by PWC for professional services totalled $53,529 for the year ended December 31, 2003, and $53,080 for the year ended December 31, 2002.  Such fees include fees associated with the audit of the Company’s annual financial statements or services that are normally provided by PWC in connection with prospectus filings statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Fees for audit-related services totalled $nil for the year’s ended December 31, 2003 and 2002.

Tax Fees

Fees for tax services, including fees for review of our consolidated federal income tax return, totalled $25,778 for the year ended December 31, 2003, and $12,772 for the year ended December 31, 2002.

All other Fees

During the fiscal years ended December 31, 2003 and December 31, 2002, PWC did not bill for any products or services other than as described above.

The audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the Company’s independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal.   Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

There were no fees in 2003 that were not pre-approved by the audit committee.  All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

PART III

ITEM 17 - FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements include:

-

consolidated balance sheets as at December 31, 2003 and December 31, 2002;

-

consolidated statements of operations and deficit for the periods ended December 31, 2003, 2002 and 2001;

-

consolidated statements of cash flows for the periods ended December 31, 2003, 2002 and 2001;

These consolidated financial statements were audited by PWC.

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 12.

Manhattan Minerals Corp.

Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in thousands of United States dollars)

Auditors’ Report

To the Shareholders of

Manhattan Minerals Corp.

We have audited the consolidated balance sheets of Manhattan Minerals Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

March 19, 2004

Comments by the auditors for U.S. readers on Canada-U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern such as those described in note 1 of the consolidated financial statements. Our report to the shareholders dated March 19, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

March 19, 2004

Manhattan Minerals Corp.

Consolidated Balance Sheets

As at December 31, 2003 and 2002

(expressed in thousands of United States dollars)

	2003 $	2002 $

Assets

Current assets
Cash and cash equivalents	1,083	71
Accounts receivable	23	32
Prepaid expenses and deposits	56	128

	1,162	231

Exploration expenditures (notes 1 and 3)	4,948	61,979

Property, plant and equipment (note 4)	15	16

	6,125	62,226

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	1,005	1,266

Convertible promissory notes (note 6)	791	363

Severance costs	-	28

	1,796	1,657

Shareholders’ Equity

Capital stock (note 7)	108,215	103,696

Stock based compensation and warrants (note 7)	30	-

Equity component of convertible promissory notes (note 6)	235	235

Warrants (note 6)	957	957

Deficit	(105,108)	(44,319)

	4,329	60,569

	6,125	62,226

Going concern and nature of operations (note 1)

Measurement uncertainty (note 1)

Subsequent event (note 3)

Approved by the Board of Directors

          (signed)  Lawrence M. Glaser        Director

             (signed) John A. Clarke       Director

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2003, 2002 and 2001

(expressed in thousands of United States dollars, except share and per share amounts)

	2003 $	2002 $	2001 $

Expenses
Corporate general and administrative	1,040	1,357	1,387
Severance costs (note 5)	-	53	773
Writedown (recovery) of Tambogrande project (note 3)	59,294	(48)	371

	60,334	1,362	2,531

Other expenses (income)
Stock based compensation (note 7)	17	-	-
Foreign exchange loss on convertible debt (note 6)	104	-	-
Foreign exchange loss (gain)	20	(12)	121
Interest income	(10)	(14)	(93)
Financing (note 6)	324	51	-

	455	25	28

Loss for the year	60,789	1,387	2,559

Deficit - Beginning of year	44,319	42,932	40,373

Deficit - End of year	105,108	44,319	42,932

Basic and diluted loss per common share	1.14	0.03	0.06

Weighted average number of common shares outstanding	53,109,772	46,098,219	39,527,472

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2002 and 2001

(expressed in thousands of United States dollars)

	2003 $	2002 $	2001 $

Cash flows from operating activities
Loss for the year	(60,789)	(1,387)	(2,559)
Writedown of Tambogrande project	59,294	-	371
Amortization	5	22	58
Foreign exchange (gain) loss	10	(14)	134
Financing (note 6)	324	51	-
Compensation and consulting fees	100	343	142
Stock based compensation	17	-	-
Net changes in non-cash working capital (note 10)	145	366	284
Severance costs	(28)	(184)	212

	(922)	(803)	(1,358)

Cash flows from financing activities
Proceeds from exercise of options	152	16	-
Proceeds from exercise of warrants	1,163	334	-
Common share proceeds	3,100	-	-
Special warrant net proceeds	-	-	3,355
Share issue costs	(307)	-	(345)
Convertible debt and warrants	-	1,504	-

	4,108	1,854	3,010

Cash flows from investing activities
Exploration and project expenditures	(2,264)	(3,454)	(4,073)
Insurance proceeds	-	418	214
Property, plant and equipment	(4)	(37)	(3)

	(2,268)	(3,073)	(3,862)

Foreign exchange gain (loss) on cash held in foreign currency	94	14	(134)

Increase (decrease) in cash and cash equivalents	1,012	(2,008)	(2,344)

Cash and cash equivalents - Beginning of year	71	2,079	4,423

Cash and cash equivalents - End of year	1,083	71	2,079

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN MINERALS CORP.

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Going concern and nature of operations

Manhattan Minerals Corp.’s (Manhattan or the Company) primary activity is the exploration of precious and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others, option or lease properties to third parties, or sell them outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable. As a result the Company is considered to be an exploration stage company. The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as exploration and project expenditures represent costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values (see note 3).

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At December 31, 2003, the Company holds working capital of $157,000 which is not sufficient to satisfy current general and administrative activities, and property obligations estimated at $3,325,000 for the 2004 fiscal year. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company is investigating the possibility of raising additional capital through private placements and, although management has been successful in the past, there can be no assurance that it will be able to raise additional capital in the future.

The ability of the Company to continue as a going concern and to realize the carrying values of its assets and discharge its liabilities when due is dependent upon the raising of additional capital. Management believes raising sufficient additional capital will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. These financial statements do not give effect to any adjustments which may be necessary should the Company be unable to continue as a going concern. Such adjustments may be material.

Measurement uncertainty

The Company has invested a total of $2,712,000 in its Papayo property interests. In order to maintain those property interests in good standing, the Company is required to meet certain financial and non-financial obligations for the Papayo concessions by July 15, 2004 (see note 3).

In the event that the Company does not fulfil its financial and non-financial obligations by the due date, the Company’s property interest may be impaired, necessitating a writedown of up to $2,712,000, which amount would be charged to the statement of operations.

Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in note 12.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principal subsidiaries of the Company are Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

Translation of foreign currency

The Company’s subsidiaries are integrated foreign operations. Currency transactions and balances are translated into the reporting currency as follows:

a)

Monetary items are translated at the rates prevailing at the balance sheet date;

b)

Non-monetary items are translated at historical rates;

c)

Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;

d)

Gains and losses on foreign currency translation are reflected in operations.

Use of estimates

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

Exploration properties

Exploration properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, capitalized interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration, establishing mineral reserves, and implementing profitable operations.

Property, plant and equipment

Property, plant and equipment comprise vehicles, computer equipment, office furniture, and communication equipment. Amortization is provided on a straight-line basis at a rate of 20% over the estimated useful lives of the assets.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. Management has determined that it is not practical to determine the fair value of the convertible promissory notes due to uncertainty regarding the availability of similar borrowing arrangements at the balance sheet date.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method, which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use any proceeds to purchase its common shares at their average market price during the period.

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

Convertible debt instruments

The equity and liability components of convertible debt instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the interest method. Detachable warrants issued in conjunction with convertible debt instruments are recorded at fair value using the Black-Scholes option pricing model, and classified as a separate component of shareholders’ equity.

Stock-based compensation

Effective January 1, 2002, the Company adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning the accounting for stock-based compensation. The Company elected not to adopt the fair value method of accounting for stock options. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of stock options is credited to capital stock.

Exploration expenditures

Project costs at December 31, 2003 and 2002 are summarized in the following table:

	2003 $	2002 $

Tambogrande concessions (a)	1	57,269
Lancones concessions (b)	2,235	2,086
Papayo concessions (c)	2,712	2,624

	4,948	61,979

a)

Tambogrande concessions

The Tambogrande concessions are located in the Province of Piura, in northern Peru. The concessions are registered in the name of Empresa Minera del Centro del Peru S.A. (Centromin Peru - formerly Minero Peru), which is owned 100% by the Government of Peru.

In May 1999, the Company and Centromin Peru signed an agreement granting the Company an option to elect to proceed with the development of the concessions. Under the terms of the agreement, as amended, the Company was required to meet certain qualifying conditions by December 1, 2003 in order to exercise the option, such conditions including the delivery of the Environmental Impact Assessment, a feasibility study and a finance plan for the project development. In addition, the Company was required to demonstrate that it had a net asset value of $100 million and a 10,000 tonne per day plant. However, the agreement stated that should a company that meets these additional qualifying conditions own 25% or more of the Company, then the Company would be deemed to have met the qualifying conditions.

On December 1, 2003, the Company presented to Centromin Peru documentation pertaining to its compliance with the requirements of the qualifying conditions. On December 10, 2003, Centromin Peru advised the Company that it had reviewed the material submitted by the Company and had concluded that the Company had failed to meet the requirements of the qualifying conditions, and that the agreement was therefore terminated. Consequently, the Company has written down the carrying value of the Tambogrande concessions to a nominal amount of $1,000, resulting in a charge to operations of $59,294,000. On February 15, 2004, the Company notified Centromin Peru that it has decided to commence arbitration proceedings to reclaim its interest in the property, which may take up to twelve months. There is no assurance that the Company will be successful in the arbitration process.

b)

Lancones concessions

The property was acquired through staking and surrounds the Tambogrande concessions.

c)

Papayo concessions

The Company has been granted an option by Buena Ventura’s wholly owned Peruvian subsidiary Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. (Cedimin) to acquire an interest in Cedimin’s Papayo property. The property lies contiguously to the south of the Tambogrande concessions. In June 2001, Cedimin granted a 15-month extension to Manhattan for exercising the option to January 15, 2004. Subsequently, in December 2003, Cedimin granted a further extension to the date for exercising the option to July 15, 2004.  The Company can earn a 51% interest in the property by spending $4,950,000 ($2,712,000 spent at December 31, 2003) in exploration expenditures. In addition, it must make payments aggregating $300,000 to Cedimin ($250,000 paid), subject to payment in full prior to the exercise of the option. If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin’s 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the remaining balance of 20% for a consideration of $5,000,000.

Property, plant and equipment

Included in corporate general and administrative costs is amortization of $5,000 (2002 - $22,000; 2001 - $58,000).

	2003 $	2002 $

Cost	495	491
Accumulated amortization	(480)	(475)

	15	16

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised as follows:

	2003 $	2002 $

Due to vendors	364	443
Severance costs (current portion)	254	417
Legal fees related to disposition of Mexican operations	235	235
Mineral property concession payments	152	171

	1,005	1,266

Convertible promissory notes

In October 2002, the Company issued 2,364 units, each unit comprising one CA$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (CA$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of CA$0.51 up to October 16, 2005. The Company may redeem the notes by repaying the principal amount plus a redemption premium of 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.

The holder may convert the notes into common shares of the Company at a price which is the greater of CA$0.40 or the current market price of the common shares less the maximum allowable discount permitted by the Toronto Stock Exchange at the conversion date. To date, no notes have been converted into common shares.  The principal amount of the notes is collateralized by a first security interest against certain of the Company’s exploration assets in Peru. In accordance with Canadian generally accepted accounting principles, the convertible notes have been split between their liability and equity components. In addition, a portion of the proceeds from the units has been allocated to the fair value of the share purchase warrants granted. The amount of $957,000 allocated to the warrants was measured using the Black-Scholes option pricing model, and was based on a risk free interest rate of 4%, an expected life of 3 years, an expected volatility of 100%, and a dividend yield rate of nil.

During the year ended December 31, 2003, an accretion charge of $324,000 (2002:  $51,000) was charged to operations and was recorded as a financing expense. In addition, a foreign exchange loss of $104,000 arising on the retranslation of the convertible debt at December 31, 2003 was charged to the statement of operations and deficit.

Capital stock

Authorized

500,000,000 common shares without par value

Issued

	2003		2002		2001

	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $

Balance - Beginning of year	47,799,580	103,696	39,721,508	99,773	39,452,349	99,631
Issue of common shares	6,130,814	3,100	-	-	-	-
Exercise of special warrants	-	-	5,845,000	3,355	-	-
Exercise of warrants	2,191,067	1,278	780,900	334	-	-
Commissions and finder’s fees	25,000	19	-	-	75,000	74
Compensation shares	877,090	405	1,422,172	563	194,159	68
Exercise of options	325,290	152	30,000	16	-	-
Share issue costs	-	(435)	-	(345)	-	-

Balance - End of year	57,348,841	108,215	47,799,580	103,696	39,721,508	99,773

On May 16, 2003, the Company issued 6,130,814 units, each unit comprised of one common share and one-half of one common share purchase warrant for gross proceeds of $3,100,000. Each whole share purchase warrant entitles the holder to acquire one common share at a price of $0.75 per share up to May 16, 2004 and thereafter at a price of $0.85 to May 16, 2005. In connection with the financing, the Company paid a cash commission of 7% of the gross financing proceeds and issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of CA$0.70 per share until May 16, 2005.

The fair value of broker warrants granted was estimated at the grant date using the Black-Scholes option pricing model. A fair value per warrant of CA$0.44 was estimated based on a risk free rate of 4%, expected life of three years, expected volatility of 99% and a dividend yield rate of $nil. The fair value of the warrants was treated as a share issue cost. At December 31, 2003, 41,494 warrants remained unexercised.

On January 11, 2002, the Company qualified a prospectus for the issue of 5,845,000 special warrants at CA$0.90 per special warrant for gross proceeds of $3,355,000 (CA$5,260,500). Each special warrant was exercised, at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each common share purchase warrant was exercisable into one common share at a cost of CA$1.25 per share until September 18, 2002 or at a price of CA$1.50 after September 18, 2002 until September 18, 2003. In addition, the Company granted the agents compensation consisting of special warrants entitling the agents to acquire, without payment of any additional consideration, 350,700 common share purchase warrants entitling the agents to subscribe for and purchase 350,700 common shares at a price of CA$0.90 per common share on or before September 18, 2003. In connection with the offering, agents commissions and other share issue costs totalled $345,000. During 2002, the 2,922,500 warrants were repriced from CA$1.25 to CA$0.67 if exercised before September 18, 2002 and from CA$1.50 to CA$1.00 if exercised after September 18, 2002 and before September 18, 2003.

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

Share compensation plan

On October 24, 2001, the Company adopted a share compensation plan (as amended on May 30, 2003) to allow the Company to issue up to an aggregate of 4,000,000 common shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments. An aggregate of 2,493,421 shares has been issued under the plan.

Stock-based compensation

The Company follows the intrinsic value method of accounting for the granting of stock options. Under this method, no compensation expense is recognized if the exercise price of the stock options is at market value at date of grant to employees and directors. Grants of stock options to non-employees and consultants and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting.

An aggregate of 1,020,850 (2002: 1,640,000) stock options were granted during 2003 to employees, directors and consultants of the Company (895,850), and non-employees (125,000).  In 2003, an amount of $17,000 was charged to the statement of operation recorded as stock-based compensation expense for stock options granted to non-employees.

Had the fair value method of accounting been followed for the 895,850 stock options granted to directors and employees, at prices of between CA$0.69 and CA$0.94 (2002: CA$0.47 and CA$1.15), a compensation expense of $304,000 (2002: $314,000) would have been recognized in operations. Pro forma loss and basic and diluted loss per share information as determined under the fair value method is detailed below for options granted to directors and employees:

	2003 $	2002 $
Loss for the year
As reported	60,789	1,387
Pro forma	61,093	1,701

Basic and diluted loss per share
As reported	(1.14)	(0.03)

Pro forma	(1.15)	(0.04)

The fair values of these options were estimated at the grant date using the Black-Scholes option-pricing model. Fair value estimates ranged from CA$0.47 - CA$1.15 per option, based on a risk free interest rate of 4%, expected life of 5 years, an expected volatility of 99%, and a dividend yield rate of nil.

The Black-Scholes option pricing models requires the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Outstanding options

Common shares under option are as follows:

	Number of options	Exercise price CA$	Weighted average exercise price CA$	Expiry date

Balance - December 31, 2000	2,992,500	2.35 - 6.80	3.32	2001 - 2005
Granted	1,270,000	0.71 - 1.90	0.99	2006
Exercised	-	-	-	-
Cancelled	(772,500)	0.91 - 6.80	3.32	2001 - 2006

Balance - December 31, 2001	3,490,000	0.71 - 4.92	2.46	2002 - 2006
Granted	1,640,000	0.47 - 1.15	1.00	2007
Exercised	(30,000)	0.80	0.80	2002
Cancelled	(1,961,667)	0.91 - 4.92	2.75	2002 - 2007

Balance - December 31, 2002	3,138,333	0.47 - 4.70	1.54	2003 - 2007
Granted	1,020,850	0.69 - 1.18	0.79	2008
Exercised	(325,290)	0.47 - 0.94	0.63	2003
Cancelled	(1,670,000)	0.71 - 4.70	1.98	2003 - 2008

Balance - December 31, 2003	2,163,893	0.47 - 3.65	0.98	2004 - 2008

Options outstanding and exercisable at December 31, 2003:

Options outstanding	Options exercisable

Range of exercise prices CA$	Number of options	Weighted average expiry date years	Weighted average exercise price CA$	Number exercisable at December 31, 2003	Weighted average exercise price CA$

0.47 - 0.94	1,345,560	3.4	0.75	1,073,060	0.78
1.00 - 1.18	668,333	3.4	1.12	463,333	1.11
2.45 - 2.85	110,000	0.1	2.56	110,000	2.56
3.65	40,000	0.5	3.65	40,000	3.65

	2,163,893	3.4	1.02	1,686,393	1.05

Outstanding warrants

At December 31, 2003, an aggregate of 8,333,944 warrants and broker warrants are outstanding for the purchase of common shares as follows: 3,017,907 at CA$0.75, expiring May 16, 2004, 41,494 common shares at CA$0.70 expiring May 16, 2004, 1,500,000 common shares at CA$4.50 expiring June 15, 2004, and an aggregate of 3,774,543 warrants for the purchase of common shares at CA$0.51 expiring September 17 and 24, 2005. At December 31, 2003, the weighted average exercise price of outstanding warrants is CA$1.32 and the weighted average expiry date remaining is 1 year.

Income taxes

a)

The income taxes shown in operations differ from the amounts obtained by applying statutory rates due to the following:

	2003	2002	2001

Statutory tax rate	37.62%	39.62%	44.62%

	$	$	$

Loss for the year	60,789	1,387	2,559

Tax recovery	22,869	550	976
Difference due to foreign tax rates	(5,713)	-	-
Losses for which an income tax benefit has not been recognized	(17,156)	(550)	(976)

	-	-	-

b)

The Company has capital losses of approximately $33,779,000, with no expiry, and non-capital losses of approximately $14,700,000 in Canada, which will expire as follows:

Expiry date	$

2004	1,276
2005	1,607
2006	2,502
2007	2,447
2008	2,613
2009	2,464
2010 and thereafter	1,791

14,700

The Company also has potential tax losses of US$45.1 million in Peru, held by its wholly-owed subsidiary, Manhattan Sechura Compania Minera S.A. (Sechura). These losses can be realized at the option of Sechura, at which time Sechura must file an election determining the applicability and expiry of the losses under one of two methods as set out by current Peruvian tax laws.

c)

No future income tax asset has been recognized in respect of the above and other amounts. Significant components of the Company’s future income tax asset at December 31, 2003 are as follows:

	2003 $	2002 $

Tax losses	12,195	9,754
Tax value of capital assets in excess of accounting values	14,041	410
Other deductible temporary differences	142	179

Total future income tax assets	26,378	10,343
Valuation allowance	(26,378)	(10,343)

Net future income tax assets	-	-

Segmented financial information

As at December 31, 2003, the Company operates in one segment, the exploration of base and precious metals in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortization reported by the Canadian head office.

	Exploration in Peru $	Other reconciling adjustments $	Total $

December 31, 2003
Loss for the year	59,294	1,495	60,789
Total assets	5,119	1,006	6,125
Capital expenditures	2,264	4	2,268
Amortization	-	5	5

December 31, 2002
Loss for the year	(48)	1,435	1,387
Total assets	62,049	177	62,226
Capital expenditures	3,454	37	3,491
Amortization	-	22	22

December 31, 2001
Loss for the year	371	2,188	2,559
Total assets	59,019	2,418	61,437
Capital expenditures	4,073	3	4,076
Amortization	-	58	58

Supplemental cash flow information

	2003 $	2002 $	2001 $

Net changes in non-cash working capital
Decrease in operating assets
Accounts receivable	9	244	2
Prepaid expenses and deposits	72	141	1
Increase (decrease) in operating liabilities
Accounts payable and accrued liabilities	64	(19)	281

	145	366	284

Significant non-cash, financing and investing activities
Common shares issued for severance payable	157	-	-
Common shares issued for accounts payable	43	-	-
Common shares issued for exploration expenditures	124	121	-
Common shares issued for consulting fees	-	92	74
Common shares issued for compensation	100	350	68
Common shares issued for special warrants	-	3,010	-
Warrants issued for share issue cost	128	-	-

Cash and cash equivalents are comprised of the following:

	2003 $	2002 $	2001 $

Cash	1,083	71	1,177
Short-term deposits	-	-	902

	1,083	71	2,079

Related party transactions

During the year ended December 31, 2003, the Company had the following transactions with related parties:

a)

The company issued 140,887 common shares to a former director of the Company with a value of $73,000 as compensation for consultancy services performed.

b)

At December 31, 2003, the Company had a loan receivable of $9,000 from a director of the Company.

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

Had the Company prepared the consolidated financial statements in accordance with U.S. GAAP, certain items on the consolidated balance sheets, statements of operations and deficit, and statements of cash flows would have been reported as follows:

Consolidated Balance Sheets

	2003		2002

	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Assets
Current assets	1,162	1,162	231	231
Exploration expenditures	4,948	-	61,979	-
Property, plant and equipment	15	15	16	16

	6,125	1,177	62,226	247

Liabilities
Current liabilities	1,005	1,005	1,266	1,266
Long-term liabilities	791	566	391	241

Shareholders’ Equity
Share capital	108,215	108,354	103,696	103,835
Stock based compensation and warrants	30	30	-	-
Equity component of convertible promissory notes	235	-	235	-
Beneficial conversion feature (b)	-	376	-	376
Warrants (b)	957	957	957	957
Deficit (a)(b)	(105,108)	(110,111)	(44,319)	(106,428)

	4,329	(394)	60,569	(1,260)

	6,125	1,177	62,226	247

Consolidated Statements of Operations and Deficit

	2003 $	2002 $	2001 $

Loss for the year under Canadian GAAP	(60,789)	(1,387)	(2,559)
Exploration expenditures (a)(b)	-	(3,486)	(3,017)
Net exploration expenditures expensed in prior years (a)(b)	57,031	-	-
Foreign exchange on convertible debt (b)	36	-	-
Financing expense (b)	39	9	-

Loss for the year under U.S. GAAP	(3,683)	(4,864)	(5,576)

Basic and diluted loss per share under Canadian GAAP	1.14	0.03	0.06

Basic and diluted loss per share under U.S. GAAP	0.07	0.11	0.14

Consolidated Statements of Cash Flows

	2003 $	2002 $	2001 $

Operating activities
Under Canadian GAAP	(922)	(803)	(1,358)
Exploration and development expenditures (a)(b)	(2,264)	(3,454)	(4,073)

Cash used for operating activities under U.S. GAAP	(3,186)	(4,257)	(5,431)

Financing activities
Under Canadian and U.S. GAAP	4,108	1,854	3,010

Investing activities
Under Canadian GAAP	(2,268)	(3,073)	(3,862)
Exploration and development expenditures (a)(b)	2,264	3,454	4,073

Cash provided by (used for) investing activities under U.S. GAAP	(4)	381	211

a)

Under Canadian GAAP, exploration expenditures are recorded at cost. Properties considered to be impaired, sold, abandoned or assessed not to contain economic reserves are written down. Under U.S. GAAP, all exploration costs are expensed as incurred until the Company has established economically recoverable reserves.

b)

Under Canadian GAAP, the liability and equity components of convertible debt instruments are determined and shown separately. Under U.S. GAAP, convertible debt instruments are classified as debt with a portion of the proceeds allocated to equity to the extent that the conversion price of the debt at the grant date is less than the market price of the common shares at that date. The value attributed to equity accretion under U.S. GAAP is recorded by way of a charge to earnings using the interest method. Accretion charges are expensed in the statement of operations and deficit, the accretion charge is translated at the average rate in effect during the period.

Recent accounting pronouncements

c)

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 - “Stock-based Compensation and Other Stock-based Payments”, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The Company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

d)

Asset Retirement Obligations

Effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of the standard did not have any impact on the Company’s reported results.

The Canadian Institute of Chartered Accountants (CICA) has issued a new Handbook section, “Asset Retirement Obligations,” to replace the previous guidance on future removal and site restoration costs included in the CIACA accounting standard 3061, “Property, Plant and Equipment.” The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that adoption of this new standard will have any impact on its financial position and results of operations.

e)

Impairment of Long-lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with the finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company is currently assessing the impact of the new standard which will be adopted on January 1, 2004.

ITEM 18.   FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS

Exhibit No.

Description

1.1(1)

Certificate of Incorporation for the Company dated November 18, 1985

1.2(1)

Memorandum of the Company dated November 12, 1985

1.3(1)

Certificate of Name Change for the Company dated June 1, 1990

1.4(1)

Special Resolution and Memorandum of the Company dated

April 20, 1990

1.5(1)

Special Resolution of the Company dated April 20, 1990

1.6(1)

Articles of the Company

1.7(2)

Special Resolution and Altered Memorandum of the Company dated

May 11, 2000

4.1(2)

Tambogrande Option Agreement dated May 17, 1999 between the

Company and Empresa Minera del Peru S.A.

4.2(2)

Option Extension Agreement dated April 11, 2001 between the

 Company and Empresa Minero de Centro del Peru S.A. (formerly

Empresa Minera del Peru S.A.)

4.3(2)

Option Extension dated April 9, 2003 from Empresa Minero de

Centro del Peru S.A.

4.4(2)

Option Agreement dated February 17, 1998 between the Company and

Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. with respect to the Papayo joint venture concessions

4.5(2)

Early termination of the Agreement of Assignment through exploration and purchase of mining rights dated June 5, 2001 between Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. and Compania Minera Manhattan S.A.

8.1

List of subsidiaries

0.1

Section 302 Certification

13.1

Section 906 Certification

14.1(2)

Technical Report dated October 2001 with respect to the Tambogrande Project

(1)

Incorporated by reference to the Company's annual report for the year ended December 31, 1994 on Form 20-F.

(2)

Incorporated by reference to the Company’s annual report for the year ended December 31, 2002 on Form 20-F.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated:  June 1, 2004.

MANHATTAN MINERALS CORP.

“Lawrence M. Glaser”

Name:

Lawrence M. Glaser

Title:    Executive Chairman

Exhibit 8.1

LIST OF SUBSIDIARIES

1.   Manhattan Minerals (Bermuda) Ltd. (Bermuda)

2.   Manhattan Minerals (Holdings) Ltd. (Bermuda)

3.   Compania Minera Manhattan, S.A. (Peru)

4.   Manhattan Sechura Compania Minera S.A. (Peru)

Exhibit 12.1

CERTIFICATION

I, Lawrence M. Glaser, certify that:

1.

I have reviewed this annual report on Form 20-F of Manhattan Minerals Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  June 1, 2004

/s/ Lawrence M. Glaser

Lawrence M. Glaser, Chairman

(Principal Executive Officer and Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Manhattan Minerals Corp. (the “Company”) on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lawrence M. Glaser, Chairman of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

June 1, 2004

/s/ Lawrence M. Glaser

Lawrence M. Glaser, Chairman

(Principal Executive Officer and Principal Financial Officer)